Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 24, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Sustainability Report for FY2022

Please find enclosed our Sustainability Report for the Financial Year 2021-22. The report is also being made available on the Company’s website at the link- https://www.drreddys.com/business-responsibility-and-sustainability

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

Encl.: as above



Dr.Reddy's

Sustainability Report 2021-22

Transforming

for a Sustainable Future

Good Health Can't Wait.



Transforming
for a sustainable future

Providing cures and reducing the disease burden are central to our purpose as a leading pharma company. We have always held a holistic worldview that regards society and the environment as being interdependent, helping to assure human health and well-being, a sustainable planet, and a well-integrated society. In 2022, building on our incremental work in sustainability, and close on the heels of a waning pandemic that had devastated mankind, Dr. Reddy's launched its sustainability vision for 2030. Spanning across diverse areas we care about—from environmental and social sustainability to stronger governance, from greater access and affordability of medicines to public health issues, from greater economic equity and accountability to acceptance of greater social parity—our sustainability goals reveal our bold vision for the future and what we collectively strive to achieve every day.

Our purpose

Good Health Can't Wait

Translates into

Three pillars with sustainability at the core

Access

To serve as many patients as possible across the world.

Affordability

Operational excellence and productivity to deilver care affordably to patients.

Patient-centric innovation

Focused innovation to identify and address unmet needs of patients.

Our new sustainability goals



Being committed to environmental stewardship

- Reducing carbon emissions
- Water positivity



Making our products accessible and affordable for patients

- Access
- Affordability
- Innovation



Contributing to a fairer and more socially inclusive world

- Equity, diversity and inclusion



Enhancing trust with our stakeholders

- Highest standards of compliance
- ESG disclosures
- Strategic suppliers

More on our Sustainability Goals on page 18 »

About this report

We are pleased to bring you our 17th annual sustainability report, which attempts to update our stakeholders on the progress made on our sustainability agenda. The report offers a detailed look at our ongoing sustainability priorities and performance, and the long-term positive differences we have made, creating value for the organisation and society at large.

Continuing to report on our strategic theme 'Transforming for a sustainable future', this year's report focuses on the acceleration of our sustainable practices set around our newly announced sustainability goals. These goals are bold and visionary and serve as lighthouses for both the organisation and the industry on priorities of consequence and have the potential for solving problems that humanity faces regarding health, environmental balance, greater social equity, and responsible corporate behaviour. We present our Environmental, Social, and Governance (ESG) performance in support of our sustainability goals.

The data in this report covers all our worldwide product manufacturing operations and R&D facilities, and includes all ingredient sourcing, patient management, product packaging, and warehousing facilities.

All data presented is for the reporting period FY 2022 (April 1, 2021 to March 31, 2022), unless otherwise specified, no change has been made with respect to the previous reporting periods in the list of material topics and topic boundaries. The report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option and serves as our annual United Nations Global Compact Communication on Progress. We also map our initiatives with the UN Sustainable Development Goals (SDGs). No other restatements of information disclosed in previous years, including the most recent report published in FY 2021, have been made in this report.

DNV has provided independent external review and assurance on the sustainability data provided in this report. The detailed assurance statement can be found on page 84.

The report is guided by priority sustainability topics identified through our comprehensive stakeholder engagement and materiality assessment. It is intended to provide transparent and effective communications to investors, relevant stakeholders and other audiences interested in our ESG outlook, impact, and performance.

We welcome your feedback on this report.

Send in your comments or questions to:

Thakur Pherwani
Global Head SHE & Sustainability
at tpherwani@drreddys.com

For more information, log on to: www.drreddys.com/investors and refer to our ESG profile.



Table of contents


Stakeholder engagement and materiality
p. 14


Digital transformation
p. 73


Supporting communities
p. 58

About this report

FY 2022: Highlights

Increasing reach, easing access, creating greater cross-sectional impact

674 million
Patients reached across the globe

100 million
People from 9000 Indian rural towns reached through our rural access programme, Vistara

~28 million
Patients reached in low- and middle-income countries in the *Emerging Markets across 30 nations

~0.5 million
Total healthcare stakeholders trained over the years contributing to healthcare systems strengthening

*Emerging Markets (EM) for Dr. Reddy's include Russia & CISR, China, Brazil, South Africa, Australia, and ASEAN countries

Consistently strengthening governance standards

80%
Independent Directors on Board

Tier 1
Global Sustainability Leader in Argüden Governance Academy's Sustainability Governance Scorecard©

40%
Board members are diverse based on gender or ethnicity

Sustainability & CSR
Board level committee formed for highest level accountability on ESG

Building a skilled and empowered workforce with greater social equity

100%
Workforce paid more than minimum wages and covered by medical insurance, maternity and paternity benefits

98.1%
Employees returned to work after parental leave

62.9 hours
Training and development per FTE

83%
*Actively engaged employees

*Determined through HeartBeat, our internal engagement platform

Supporting communities with targeted social and environmental actions

4,26,139
Individuals positively impacted through our CSR initiatives

1,04,930
Reached directly in rural India through our Community Health Intervention Programme

57,00,000 KL
Water saved under our regenerative agriculture programme (Climate Action and Environment)

54,741 farmers
Supported through our sustainable agriculture programme, MITRA

Creating a resilient and responsible supply chain

100%
Suppliers covered under the Supplier Code of Conduct

275
Suppliers have undergone onsite ESG risk assessment in last three years

40%
ESG factors in supplier audits

71%
Input materials sourced locally (from same or neighbouring districts)

Our emissions reduction journey towards decarbonisation

106
Energy conservation projects implemented

6,763 MT CO_2e
Emissions reduced (Scope 1 and 2)

₹ 267 million
Savings from implementation of these projects across sites

15,215 MT CO_2e
Downstream emissions reduced by shifting from air to sea freight (Scope 3)

B Management level score
CDP Climate Change 2021

A- Leadership level score
CDP Water Security 2021

A Top 8% of companies assessed by CDP
CDP Supplier Engagement Leaderboard 2021

75/100 9th of 331 global pharma companies
Dow Jones Sustainability Indices 2021

47/100 Good performance rating
EcoVadis 2022

About this report

Message from the Co-Chairman & Managing Director



Dear Stakeholders,

We believe in the power of science and technology to cure diseases, and improve overall human health and well-being. We began life making Active Pharmaceutical Ingredients molecules ('Technology is our Strength' was our first tag line), then grew into developing and making medicines for the world with ambitions to become a drug discovery company ('Life-Research-Hope' was our new aspiration). After evolving into a significant API and generic pharmaceutical company, we wanted to create a purpose that resonated with all our teams and inspired action to become agile, creative, and patient centric. Out of this effort came our transformation from medicines to health, and 'Good Health Can't Wait' became our purpose. It has been very satisfying to see this movement become a driving force for everything we do today, helping us expand our offerings. Our purpose reminds us why we come to work every day—to put smiles on the faces of as many patients and caregivers as possible, through access, affordability, and innovation.

While sustainability has always been a part of how we operate and manage, it is time now for us to mainstream sustainability and be bold about our aspirations. We have reframed our sustainability journey, by making purpose and ESG performance a central part of our strategy.

At our investor day in June, we announced 14 bold, ambitious goals in the areas of Environment, Social Impact, and Governance (ESG). We believe that growth and sustainability can come together to create increasing and lasting value for all of our stakeholders. We promised to create greater access to healthcare and serve 1.5 billion people through our products and services by 2030. To make the biggest impact on affordability, we want to ensure that at least 25% of our product launches are first-to-market by 2027. We remain focused to innovation, to finding solutions to unmet needs, and improving the standard of care every year. By 2030, we will bring to market three innovations every year that improve the standard of treatment, either through incremental innovation, a service added on to a product, or novel products.

We have strengthened our commitment on climate change, confirming that we will be a water positive company by 2025, 100% of our power will be through renewable sources by 2030, and we will become carbon neutral in our direct operations by 2030. We aim to increase women leaders in management roles from 12% to 36% by 2030, and also achieve gender parity across the enterprise by 2035. We will provide more employment opportunities to persons with disabilities, and they will make up 3% of our entire workforce by 2030. Going forward, we will strengthen governance by creating greater transparency through enhanced ESG disclosures, and aim to be in the top quartile in public rankings on corporate governance by 2025.

I believe these goals will energise and unleash the potential in our teams. If we move from where we are to where we intend to go, the impact we can make is exponential. For example, this August, we tied up with Drugs for Neglected Diseases Initiative (DNDi) and the DNDi India Foundation to develop affordable and life-saving drugs for neglected tropical diseases (NTDs). We ensure access of these drugs at affordable prices to patients in need, particularly in low- and middle-income countries (LMICs) that are disproportionately affected by these diseases. Globally, 1.7 billion people are affected by NTDs such as mycetoma, sleeping sickness, leishmaniasis (kala azar), Chagas disease, and onchocerciasis (river blindness). This will help a huge population of neglected patients get access to medicines and the care they need.

We are digitalising our entire value chain to bring the benefits to patients. In October this year, we received recognition from the World Economic Forum for the deployment of Industry 4.0 technologies at our Oral Solid Dosage (OSD) facility in Bachupally, with a positive impact on productivity, quality, workforce engagement, supply chain resilience, and equipment efficiency. With this, our largest formulations manufacturing facility joined the Global Lighthouse Network, an elite and exclusive community of manufacturers from across the globe and across sectors, and this has been an important validation of our digitalisation and productivity improvement journey.

True sustainability is about making progress across all ESG aspects, without paying a price in terms of profitability. I think understanding that purpose and profit go hand-in-hand is the starting point for businesses to make effective change. We remain committed to deep science and technology, progressive people practices, and good governance. Sustainability is a core value rooted in our purpose and strategy, and our business leaders show us the way through personal commitment and stewardship of the agenda. Each one of us is a custodian of sustainability and our ESG agenda. And that is why 'Good Health Can't Wait' is not just our purpose statement, but a movement to create a better future for all. We believe that a healthy planet and healthy lives go together.

Best Regards,

G. V. Prasad
Co-Chairman and Managing Director

Dr. Reddy's at a glance

Dr. Reddy's is a global pharmaceutical company with headquarters in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of 'Good Health Can't Wait', we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC drugs. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include USA, India, Russia & CIS, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first sustainability report in 2004. Our renewed ESG goals aim to set the bar high in: Environmental stewardship, access and affordability for patients, diversity, and governance. For more information, log on to: www.drreddys.com.

66	32	157	₹17,480 million
Markets served	Number of facilities (manufacturing & R&D) in India	New products launched	R&D and capex expenses

> Dr. Reddy's is considered very attractive as a collaborator, and we are found by many as a 'Partner of Choice'. This is because we are a strong, ethical brand, with the right standards and a very strong financial base, and capability in the marketplace. In our space, we are the only company that is among the top 10 players in the US, Russia, China and India, individually. Therefore, we offer a unique proposition to those who are looking for a long-term partner to fulfil a broad spectrum of objectives. We are not just competitors for other pharma companies, and would prove to be good market partners for them in several geographies of operation.
>
> **Erez Israeli** | Chief Executive Officer



Where we fit in

More than half the world's people do not receive the essential healthcare they need as they cannot afford it. Over 12% of the global population spends more than 10% of their monthly budget on medical and healthcare needs. Clearly, there is immense need for affordable healthcare. Good health is not only a desirable condition, it is the basis for doing more with our lives, and is the foundation for humanity's development and progress. Our purpose-led offerings, technological and R&D capabilities, digital knowhow and well-established partnerships equip us to serve this rising need in the best ways possible.

How we do it

Key business segments

As diseases proliferate and get more complex, understanding patient needs and addressing them are more critical than ever before. Through our products and services, we provide a wide range of solutions across the pharma business value chain. Our products fall into three segments: Global Generics (GG), Pharmaceutical Services and Active Ingredients (PSAI), and Proprietary Products and Others. We also help innovator companies accelerate the development and scale up of new molecules. Our major focus is on therapies in oncology, gastroenterology, cardiovascular, anti-diabetic drugs, dermatology, pain management, nervous system, respiratory, auto immune disorders and anti-infectives.

Take a deeper dive into our three business segments:

Global generics

Global Generics is our flagship business and generated nearly 83% of our total revenues for the year. By providing low-cost alternatives to critical and pioneering branded drugs, we not only further our purpose, we fulfil a key role in controlling diseases and supporting governments. We offer more than 550 high-quality generic drugs, keeping costs reasonable by leveraging our integrated operations.

Strong pipeline of complex generics across US and European markets

Semaglutide | Teriparatide | Octreotide | Liraglutide | Regadenoson | Dasatinib

Strong pipeline of biosimilars across US and European markets

Pegfilgrastim | Rituximab | Tocilizumab
Abatacept

Biologics

With over two decades of experience in developing and commercialising biosimilars, we were early entrants into this category. Today we are placed well to unleash its immense potential for the future. Our expertise in active ingredients, our strong R&D capabilities and able grasp over regulations and intellectual property rights, and our streamlined supply chain help us gain a strong position in this segment. We have six products in the market and an industry leading pipeline spanning oncology and autoimmune diseases. Six of our biosimilars have reached over 800,000 patients across 25 countries.

Active Pharmaceuticals Ingredients (APIs) and Aurigene Pharmaceutical Services (APSL)

In our core API business, our focus on innovation-led affordability gives our customers access to the most complex active ingredients, while maintaining a consistent global quality standard. Our partnerships with leading generic formulation brands to fulfil their drug development needs has also given an edge to our own generics business, enabling us to deliver higher quality at competitive costs. We are present across multiple channels, with customer engagements along different points in the development and manufacturing value chain—from discovery and CDMO (Contract Development & Manufacturing Organisation) services to development, manufacture and sales. Through integrated discovery and CDMO services, we have executed more than 500 projects over 20 years.

Highlights for the year

- API (Develop, manufacture and sell APIs to customers globally): 225+ active DMFs, 55+ products in pipeline
- API+ (Institutional & B2B sales of value-added offerings above the API): Currently in 25+ countries
- APSL (Discovery + CDMO services to originator & biotech companies): Serving 3 of top 5 innovators and 120 biotech companies globally
- Health access business (Working with public health institutions to enhance access): 5 million+ lives impacted during COVID-19

7 ANDAs filed in FY 2022	**24** With first-to-file status
139 DMFs* filed in FY 2022	**90** Generic filings pending approval
10 DMFs* filed in the US in FY 2022	

*Drug Master File

Dr. Reddy's at a glance

Proprietary products and other businesses

This year, we sold our US and select territory rights for the commercialised portfolio of Derma and Neurology therapies that were being marketed in the US. Our focus is now on the development of differentiated formulations for global markets. We look at improving patients' holistic experiences with our medicines, to improve efficacy, ease of use and resolve their unmet patient needs.

Aurigene Discovery, our wholly-owned subsidiary, is a clinical stage biotech company committed to bringing novel therapeutics for the treatment of cancer and inflammation. We have fully integrated drug discovery and development infrastructure from hit generation to clinical development. In addition, we have pioneered customised models of drug discovery and developed collaborations with large and mid-pharmaceutical companies and biotechnology companies.

For more details about our product portfolio, please refer to page 51 of our annual report FY 2022. We have been working with various international associations like International Generic and Biosimilar Medicines Association (IGBA) to bring in regulatory harmony across countries, making trade and access seamless across international borders.

Where we aim to be


2.5x ⟶ 1.5 billion patients
Our focus
Growing the core Horizon 1
Building the future Horizon 2
Our execution priorities
Leadership in chosen spaces
Sustainability
Patient-focused innovation
Operational excellence & continuous improvement

Operational excellence

Our aspiration is to run the most efficient pharma operations in the world. To achieve this, we are on a journey to have the best-in-class cost structure driven by the capabilities in people, processes and digital infrastructure. By benchmarking our performance against peers and global best-in-class companies, we identified ideas, levers, and process enhancements, such as zero-touch operations, asset robustness, capability building, automation, and digital transformation to achieve productivity of the highest level. For us, productivity represents the ability to be First-to-Market, have the lowest cost, deliver the best customer service, and always go beyond compliance.

Key enablers in this journey are an integrated product strategy that is aligned with global market opportunities and drives seamless execution. It also involves a best-in-class results delivery engine that facilitates First-to-Market (FTM), delivers the most competitive products through continuous Life Cycle Management and top decile productivity, and aligns long-term infrastructure plans with our aspirations. Acceleration resulting from improvements in Industry 4.0 technologies is another force multiplier. Our operations are being readied for a high level of growth and productivity, and low level of touches and interventions, by design. We are increasing scale and reducing complexity through automation and mechanisation across our infrastructure. Our long-term infrastructure plan for driving sustainable growth considers multiple factors including future scale, optimum level of operations, and efficiency in terms of cost and energy use and carbon footprint as well. All our infrastructure plans are underlaid by our goal of being the most productive pharma operations in the world while reducing our environmental impact.

Some of our execution enablers include improving asset robustness, manufacturing staff capabilities, and strengthening our launch management process. TPM (Total Productive Maintenance) assists us in optimising our Overall Equipment Effectiveness (OEE), and to gradually move away from defect correction to defect prevention, towards being a more predictive organisation with much larger control. The use of digitalisation, advanced analytics and artificial intelligence is helping us transition from the top quartile to the top decile through incremental improvement. Today, our formulations manufacturing facility FTO 11 has the same productivity as our formulations manufacturing facility FTO 9, but with half the people. We introduced Kaizen Optimizer, a digital tool for the implementation of Dr. Reddy's way of excellence, towards making the Strategy Development Plan (SDP) and Lean Daily Management (LDM) a part of our core culture. Ninety percent of action plan owners across businesses completed trainings designed to drive the adoption of SDP. Additionally, initiatives such as Cost Improvement Project (CIP) and Selection to Commercialization (S2C) are helping us optimise our procurement and production value chain leading to faster introduction of products. This has led to an increase in the share of First-to-Market products, making our products significantly more affordable and in alignment with our purpose of 'Good Health Can't Wait'.

We continue to progress strongly towards our aspiration of being top decile in operational productivity, and our performance has improved consistently over the last four years:

Metric	Improvement (FY18 vs FY22)
API operations[1] (opex as a % of sales)	35%
Formulations OSD operations[2] ($/'000 units)	39%
Sterile operations[2] ($/unit)	83%

1 India-based plants
2 Only considering fully commercialised India-based plants

Operational excellence

Value creation strategy and business performance


Growth
Business strengths
Digitalisation
ESG
Portfolio

Drivers of value creation

Growth

Despite the relentless price pressures, changing market conditions and continuing cost escalations due to disruptions in global supply chains, our core businesses performed well, and, with some strong launches and productivity improvements, gained market share. We remain focused on patient-centric product innovation, operational excellence, continuous improvement and attaining leadership in chosen spaces, while also committing to opportunities aligned with our future business strategies.

Business strengths

We have a geographically well-diversified revenue mix, integrated presence across the value chain and healthy product portfolio and pipeline—all strong factors in favour of the company. Further, with limited competition in the areas we look at targeting, like biosimilars, auto immune disorders and oncology, revenues should remain stable over the medium term. Our enduring strengths remain our highly skilled workforce and mature R&D capabilities.

Portfolio

Our presence across the three segments of Pharmaceutical Services and Active Ingredients (PSAI), Global Generics (GG) and Proprietary Products and Others, helps us enter all markets of consequence and fully leverage the unique mix of cost leadership in critical drug areas that we offer. Our portfolio choices ensure we can maintain a strong product pipeline that has the scope for product innovation and harnessing of synergies through collaborations with smaller/niche producers.

Digitalisation

Digital initiatives make up the core of our product development value chain and are extremely beneficial to us—by accelerating networking through research-focused platform accelerators and reducing time-to-discovery and cutting down cycle times for new molecule trials, in addition to the operational advantages. We are digitally transforming ourselves into a 'pill-plus' entity by using deep data analysis and insights to increase patient-centricity, access and affordability.

ESG

Dr. Reddy's is committed to minimising our impact on the environment, and building a conscious, diverse and inclusive workforce, and supporting our communities. Our purpose-led businesses constantly further social good by helping make cures accessible and affordable and reducing social inequities through better healthcare. We work hard across our corporate functions to make our decisions and outcomes more and more accountable.

Performance trends

Sustaining healthy growth in revenue and EBITDA

REVENUES (₹ in thousand crores)

FY22	21.4
FY21	19.0
FY20	17.5
FY19	15.4

11.7% CAGR

EBITDA (₹ in thousand crores)

	EBITDA% to Revenues	
FY22	24.0%	5.1
FY21	25.0%	4.7
FY20	26.6%	4.6
FY19	22.2%	3.4

14.6% CAGR

Driving productivity, investing in future growth

GROSS MARGIN (%)

FY19	FY20	FY21	FY22
54.2	53.8	54.3	53.1

Productivity gains partially offset the impact of price erosion and high commodity prices

SG&A (₹ in thousand crores)

	% to Sales	SG&A Cost
FY22	29.0%	6.2
FY21	28.8%	5.5
FY20	28.7%	5.0
FY19	31.7%	4.9

Investing in brands and digital capabilities

R&D (₹ in crores)

	% to Sales	R&D Cost
FY22	8.2%	1.7
FY21	8.7%	1.7
FY20	8.8%	1.5
FY19	10.1%	1.6

Focus on high value generics including biosimilars

CAPITAL EXPENDITURE (₹ in crores)

FY22	1,466
FY21	974
FY20	485
FY19	696

Selectively investing to augment capabilities, including injectables and biosimilars

Returns improving, balance sheet stronger

FREE CASH FLOW (₹ in thousand crores)

FY22	1.2
FY21	2.5
FY20	2.3
FY19	2.2

Consistent generation of strong cash-flows

NET DEBT/EQUITY

MAR '19	MAR '20	MAR '21	MAR '22
0.09	-0.03	-0.04	-0.08

Cash surplus; providing strength for expansion

EARNINGS PER SHARE (₹)

FY22	141.7
FY21	103.6
FY20	117.4
FY19	113.1

RETURN ON CAPITAL EMPLOYED (%)

FY19	FY20	FY21	FY22
14.7	12.2	17.8	19.6

Good improvement in returns

Stakeholder engagement and materiality

We believe that listening to our stakeholders, understanding their concerns and priorities and systematically addressing them are key to conserving and growing value. As part of our operations, we foster day-to-day stakeholder interactions and strategic engagements. These are taken forward across various media and at varying frequencies.

How they support us	Frequency of engagement	Mode of engagement	Key topics of interest
Board members and Management Council (MC)			
(Board) • Supervisory role, overseeing corporate activities and assessing performance • Strategic direction and oversight (MC) • Managing company operations and strategy	• Annual • Quarterly • Need-based (MC)	• Board meetings • Quarterly Review Meetings (QRMs) • Quarterly MC meetings • Annual Leadership Summit (ALS)	• Company progress and performance • Strategy and plans • Performance, goals, milestones, challenges
Investors and shareholders			
• Access to funds and liquidity • Confidence in our business continuity	• Annual • Quarterly • Need-based	• Investor and analyst meetings • Presentations at industry forums • Circulation of the annual report and sustainability report • Communicating financial results to shareholders through email • All official news releases and presentations made to institutional investors and analysts are posted on the corporate website • Quarterly and annual results are published in widely circulated national newspapers and disseminated internationally • Earnings call with analysts and investors	• Economic performance • Sustainable wealth creation • Risk management • Responsible investment practices • Sustainability reporting and disclosures • Investments in new products and processes • Transparency and disclosure of performance
Patients, customers and healthcare professionals			
• Trust in our products and services • Inputs and feedback for improvement	Continuous and need-based	• Dr. Reddy's Foundation for Health Education(DRFHE) meets • Dedicated programmes for doctors, healthcare professionals and patients	• Access to critical drugs • Research and development of new drugs • Affordable medicines • Quality and safety of products • Access to healthcare • Emergency medicines

How they support us	Frequency of engagement	Mode of engagement	Key topics of interest
Suppliers and business partners			
• Continuous and quality supply of critical raw materials • Competitive advantage	Continuous	• Face-to-face meetings • Supplier meets • Strategic business partner training and development • Carrying and forwarding agent meets • Supplier audit programmes and interviews • Supplier awards	• Economic growth and financial stability • Business ethics and transparency • Status of compliance • Training and development of partners and suppliers • The environmental footprint of operations • Social accountability • Long-term sustainability targets and goals • New initiatives and campaigns • Incorporation of industry-best practices
Employees			
• Efficient work • Passion to deliver	Continuous and need-based	• Monthly and quarterly in-house publications • Quarterly communication by the CEO and the Co-Chairman and MD • Annual appraisals • Sustainability programme-focused interviews and focus groups • Employee satisfaction surveys • Grievance redressal mechanisms • Series of mailers on diversity and inclusion,employee stories and pandemic-focused action, including features on the intranet portal and SHE Hub	• Occupational health and safety • Career planning and development • Market-based compensation, benefits and amenities • Employee welfare programmes • Collective bargaining/freedom of association • Diversity at the workplace (gender, ethnicity, and differently abled) • Sustainability performance, especially EHS (environment, health and safety) • Code of Conduct and corporate policies
Communities and non-governmental organisations			
• Powering social value-creation	Need-based	• Engagement through CSR initiatives • Dedicated Corporate Social Responsibility (CSR) team-led engagement	• Education • Skilling and livelihood • Healthcare • Environmental Sustainability • Community Development
Policy makers			
Licences and approvals	Need-based	• Consultations with bodies such as the Bureau of Energy Efficiency • We provide information and openly explain our positions at public meetings and discussions, in conversations with individual political decision makers, and in various media briefings	Creating benchmarks in compliance
Industry alliances and trade associations			
Advocacy	Need-based	• Chairing and presiding various bodies • Active contribution to activities	• Taking forward aspirations and priorities of the industry • Adopting best practices

Stakeholder engagement and materiality

Materiality

In 2020, we re-engaged with our key stakeholders and comprehensively reassessed our materiality to identify key issues in the process of long-term value creation. Our choice of material issues was guided by the Global Reporting Initiatives (GRI) suggested material topics as per sector relevance, and Sustainability Accounting Standards Board Materiality (SASB). The materiality assessment helped us identify the most important issues that our stakeholders deemed as affecting our organisational value, helping us to prioritise our actions and inform our future strategy. Our internal and external stakeholders identified several key areas as important to them, including product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and corruption. The outcome of the assessment has contributed to our overall ESG strategy, and in determining priorities while managing our sustainability agenda. Our material topics are prioritised and mapped into the matrix below and are further classified into six broad categories.

Materiality matrix


High
Importance to stakeholder
Low
Low
Importance to business
High
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

Access and affordability

1. Enhancing availability of product
2. Responsible pricing and affordability

Good governance

3. Anti-bribery and corruption
4. Regulatory compliance
5. Business ethics
6. Data integrity and security
7. Pharmacovigilance
8. Data privacy
9. Risk management and business continuity

Environmental stewardship

10. Waste Management
11. Water Management
12. Environmental compliance
13. Energy and emissions Management

Growth

14. Investment in new sustainable technologies
15. Economic performance
16. Technology and digitalisation

Community and patient responsibility

17. Product responsibility
18. Patient safety
19. Health education and prevention
20. Combating counterfeit medicines
21. Product quality and recall management
22. Social responsibility

People development

23. Occupational health and safety
24. Talent attraction and retention
25. Promoting diversity

◯ ESG/ Sustainability Goal

Our Sustainability/ESG Goals

We believe that our strength in innovation, ethical values and focus on bringing critical, life-saving products early to market secures a unique kind of sustainability for us. Our leadership across global markets is indicative of our strong alignment with our 'Good Health Can't Wait' agenda.

While we renewed our goals in 2020 to adapt to changing stakeholder expectations, address climate change, and our resolve to work on material issues, we continued to examine more ways to make an impact. We consulted a larger set of global sustainability and pharmaceutical standards and frameworks, and these findings guided our ESG reviews with the leadership and Board. Combining a top-down and bottom-up approach, using more tools such as our updated Enterprise Risk Management findings, we set 14 bold and ambitious goals across the ESG dimensions to form our vision for 2030. Each of these goals takes into consideration our critical material topics, the external environment in which we operate, and the business and social impact that we can create.



Our Sustainability/ESG goals

Being committed to environmental stewardship

We have been early adopters of sustainability in our operations, consistently working to reduce our impact on the environment, and setting ambitious targets on renewable energy, emissions reduction, water and waste management.

Goals

Reducing carbon emissions

- 100% renewable power by 2030
- Carbon neutral in direct operations (Scope 1 & Scope 2) by 2030
- 12.5% reduction in indirect carbon emissions (Scope 3) by 2030

Water positivity

- Water-positive by 2025

Material issues

- Energy and Emissions Management
- Water Management

Making our products accessible and affordable for patients

The core purpose of our business is to make expensive cures affordable and to make better health accessible for all. We achieve this objective through rewarding partnerships, by adopting the best-in-class technology, an unrelenting focus on operational excellence and R&D.

Goals

Access

- Serve 1.5 billion patients by 2030

Affordability

- 25% new launches to be first to market by 2027

Innovation

- 3 innovative products improving standard of treatment every year

Material issues

- Responsible pricing and affordability

Contributing to a fairer and more socially inclusive world

Equal universal affordable access to healthcare is an integral part of social equity and a key goal for us. And we are ensuring an inclusive, diverse, and empowered workforce is a part of this solution.

Goals

Equity, diversity and inclusion

- At least 35% women in senior leadership by 2030
- Gender parity by 2035
- 3% of our workforce to be persons with disabilities by 2030
- 100% living wages for our extended workforce by 2025

Material issues

- Promoting diversity

Enhancing trust with our stakeholders

We have always committed to running an ethical and responsible business, and integrity and transparency are a key element of our core values as we deliver long-term value to our stakeholders.

Goals

Corporate governance

- Highest standards on compliance and ethics backed by robust corporate governance

ESG disclosures

- Enhance disclosures to reach top quartile by 2025

Strategic Suppliers

- 100% of our strategic suppliers to be compliant with our internal ESG framework by 2030

Material issues

- Regulatory compliance
- Business ethics

Our contribution to the UN SDGs

Sparsh, our patient assistance programme
Financial assistance provided to 2,422 underprivileged patients

COVID-19 support
- ₹79.7 million spent on COVID-19 relief activities
- 1,68,360 individuals supported through testing and awareness programmes

Making Integrated Transformation through Resourceful Agriculture (MITRA)
Supported 54,741 small and marginal farmers, increasing their average earnings by nearly ₹10,000 per acre

Climate Action and Environment Project (ACE)
Benefitted 10,137 lives, increasing their average earnings by nearly ₹10,000 per acre

COVID-19 therapeutics
Touched 5 million+ lives worldwide through our COVID-19 therapeutics portfolio

Vistara, our rural access programme
Reached nearly 100 million people in ~9000 rural Indian towns

Community Health Intervention Programme (CHIP)
Provided 1,04,930 individuals across 155 villages with primary healthcare access to treatment

Health and safety of mobile workers
Partnered with International SOS to support global mobile employees through a digital travel risk mitigation programme

Health Ambassador Programme
74 active ambassadors helping promote good health and wellbeing

School Improvement Programme (SIP)
Benefitted 65,000+ underprivileged students in 229 schools in Andhra Pradesh and Telangana

Dr. Reddy's Foundation for Health Education (DRFHE)
Trained 45,895 healthcare providers in FY 2022

Commitment to gender parity by 2035
Hired 18.4% women during the year, 3.4% up from last year

Bloomberg Gender Equality Index
Only Indian company to be featured for the fifth consecutive year

Women's Safety Ambassador Programme
21 active ambassadors building capability, leadership, and safety programmes for female colleagues

Water positive commitment by 2025
- 81% water neutral
- Reduced water intensity by 13% compared to FY 2021

Integrated Watershed Programme at Budhera
- 7,76,244 KL water captured through the project in FY 2022
- Created a 320,000 KL capacity lake in Pydibimavaram to boost the area's water availability

Lake rejuvenation
- 40-acre rainwater pond built in Devunipalavalasa
- 35-acre lake revived in Nalgonda's Gundlapally

Water Ambassador Programme
- 94 active ambassadors raising employee and community awareness on water conservation, reuse, recycle and harvesting
- 17,475 KL water saved
- 1510 employees and schoolchildren trained

Commitment for 100% renewable power by 2030
31% power sourced from renewable sources

Commitment to be carbon neutral by 2030
Implemented 106 energy conservation projects in FY 2022
Reduced emissions of 21,978 tC02e and saved ₹267 million in costs

Commitment to reduce 12.5% indirect emissions by 2030
Reduced carbon emissions by 90% in FY 2021 by shifting from air to sea shipments
Reduce downstream transportation emissions by 15,215 MT C02e by shifting from air freight to sea freight

Energy Ambassador Programme
49 active ambassadors building energy conservation awareness to find energy efficiency opportunities

Self-Manged Teams (SMT) Initiative
Trained 4,000+ disadvantaged youths from rural areas in 20 years

My Health Index (MHI)
Consistent 12% y-o-y improvement in MHI from 2019, despite the pandemic

My Safety Index (MSI)
Zero fatalities and Occupational Illness Frequency Rate (OIFR) in FY 2022

Green building design
- Leadership Academy building achieved platinum level certification
- Three manufacturing facilities are green building certified

Digital transformation
- 43% reduction in manufacturing cost per 1000 pills
- 30% reduction in production lead time
- 76% reduction in quality deviations per production batch

Access to healthcare
Reached ~179 million patients in the Low- and Middle-income countries (LMICs) of India and the Emerging Markets

Addressing inequality through wage policy
- 100% of our workforce paid more than minimum wages & covered by medical insurance, maternity & paternity benefits
- Commitment to ensure living wages for extended workforce by 2025

Inclusion
- Over 4,25,000 individuals have been positively impacted through our CSR efforts
- Trained 378 youth through core employability skills training programme for persons with disabilities in the community

Green building design
- Leadership -Leadership Academy building achieved platinum level certification
- Three manufacturing facilities are green building certified

Reduced environmental impact
- Reduced emissions of 21,978 tC02e
- 99% waste neutral globally
- No discharge of wastewater to the environment

Road Safety Ambassador Programme
- 256 active ambassadors creating awareness of road safety and driving behaviour

Zero Liquid Discharge approach
- -Employed at 15 of 21 global manufacturing facilities
- -Zero waste-to-landfill in India
- -99% waste neutral globally

Plastic waste reduction
100% plastic neutral in India

Waste Management Ambassador Programme
91 active ambassadors to sensitise employees on waste management and 3R principles

Commitment of carbon neutral in direct emissions by 2030
1st Indian and 3rd Asian company to join Science-Based Targets initiative (SBTI)

Sustainability Ambassador Programme
588 certified Sustainability Ambassadors and 12,600 employees/community stakeholders trained

Zero Liquid Discharge (ZLD) Initiative
- -70% of global manufacturing sites are ZLD facilities
- -No discharge of wastewater to the environment

Responsible product usage measures
- Promotional/ non-promotional meetings with healthcare professionals educating on responsible product usage
- Detailed information in product leaflets on safe use of product to prevent mixing with waterways

Biodiversity conservation measures
- Group wide target to plant 1.5 million trees by 2030
- More than 78,123 native trees planted

Sustainable environmental practices
- Zero deforestation in all operations, products, and services
- All palm-based products sourced in sustainable manner and with 100% RSPO certification

Statement on human rights consistent with the UN guiding principles
- Aligned with the UN Global Compact's Principles & covenants
- ILO, UDHR, ICESCR, ICCPR, UNGP BHR

Code of Business Conduct and Ethics (CoBE)
Robust anti bribery and corruption programme

Bioethics
- APSL animal testing facility fully accredited by AAALAC
- Compliance with the 3R-Principles (Reduction, Replacement and Refinement) in laboratory animal testing

Patient needs-driven collaborations
- -With Russian Direct Investment Fund to conduct clinical trials & distribute the Sputnik V vaccine in India
- -MoU with GARDP to explore joint opportunities on a new treatment for gonorrhoea, accessible in LMICs

India CEO Forum on Climate Change - Signatory
- Pledged to move towards carbon neutrality through industry-specific measures, contributing to India's Nationally Determined Contributions (NDCs)

Responsible supply chain commitment
100% suppliers covered and complying to our Supplier Code of Conduct (SCOC) modeled on Pharmaceutical Supply Chain Initiative (PSCI) Principles

*all impact figures, unless otherwise specified are for FY 2022

Governance

At Dr. Reddy's, good governance is about purposeful decision making, led by the highest level of accountability and strong business ethics. Our customers trust us, our employees value our integrity, and our stakeholders support our vision. Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders. We ensure regulatory compliance with all applicable laws while conducting our business, and make sure to meet all the requirements set by the countries we operate in. Our operations are in accordance with internationally accepted principles of good governance and upholds our core values of integrity and transparency. We are guided by a highly engaged board and management that ensures that our sustainability is closely integrated with our governance mechanism and management processes.

Governance-focused goals

Compliance, ethics and corporate governance
Robust corporate governance with the highest standards on compliance and ethics

Greater transparency and improved reporting
By 2025, enhance ESG disclosures to reach top quartile

Investing in supplier engagement
By 2030, ensure 100% strategic suppliers are compliant with our internal ESG framework

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

Governance mechanism

Our well-established governance structures help give shape to our future strategy, build business resilience and contribute effectively to sustainable growth. With changes in the economic and regulatory landscape, our governance mechanisms have adapted and evolved, cascading changes, setting new benchmarks and strengthening the organisation to be in line with today's imperatives. Our business conduct and corporate behaviour have been guided by our purpose, values, and culture, all of which help us build long-lasting and trusted stakeholder relationships.

ESG Governance

Our Co-Chairman and Managing Director drives the sustainability and ESG agenda across our organisation, and has the ultimate responsibility to approve our strategy and goals. He is also on the Sustainability and CSR (SCSR) Committee of the Board, the nodal committee for the ESG and sustainability goals of the company, which guides the implementation and progress of the goals. Further, he reports to the Board and updates them on the financial implications of climate risks and opportunities as part of the business performance review and ESG update to the Board.

Our Board committees are responsible for identifying and investigating issues of strategic importance and ensuring that they are appropriately managed. Climate-related risks and opportunities are governed mainly by the Sustainability and Corporate Social Responsibility and Risk committees, with other business priorities as part of the company's priorities. Our Board of Directors meets every quarter to review performance. The Integrated Assurance Forum (IAF) holds quarterly compliance and risk-related reviews.

From an executive standpoint, the CEO has the overall responsibility for the performance of the company scorecard, and this includes the performance against ESG goals. The CEO reports to the Co-Chairman and Managing Director, and plays a pivotal role in clarifying and motivating the top management to adopt ESG as a strategic concept.

The CEO monitors and evaluates current environmental targets and approves a roadmap to achieve new climate targets. The CEO also participates in an annual review of the ESG strategy and helps set the strategic direction for the upcoming year on ESG actions and plans.

The head of Global Manufacturing Operations (GMO) reports to the CEO, and briefs the Board on Safety, Health, Environment (SHE) and sustainability, including energy management, renewable energy, energy efficiency initiatives, and climate risks and opportunities. The Head-GMO is supported by individual Business Unit (BU) operation heads as and when required. At the business unit (BU) level, SHE Heads meet every month to discuss and review operational performance and strategy. All Business Units are routinely reviewed based on their sustainability performance. The BU site managers present the performance of their respective units based on which the SHE Heads assess concerned areas and provide consultation for improvement.

Board of Directors

Our Directors on the Board bring a diverse set of perspectives, given their wide-ranging background in areas such as strategy, management and governance, finance, operations, science and technology, and human resources. Besides our two Executive Directors, including the Chairman of the Board, 9 out of our 11 Directors are Independent, and 3 of them are women.

Our Board executes its responsibilities collectively and individually through its various committees. Apart from the statutory committees, at Dr. Reddy's we have specific committees such as the Science, Technology and Operations Committee; the Banking and Authorisations Committee; and the Sustainability and Corporate Social Responsibility Committee that oversee relevant areas.

Governance

Our Board members



M M M

K. Satish Reddy

Chairman



M M M

G. V. Prasad

Co-Chairman and Managing Director



C M M

Allan Oberman

Independent Director



M M

ArunKumar

Independent Director



C C M M

Kalpana Morparia

Independent Director



C M M

Dr. K. P. Krishnan

Independent Director



M M

Leo Puri

Independent Director



M M

Penny Wan

Independent Director



C M

Shikha Sharma

Independent Director



M C

Sridar Iyengar

Independent Director

Audit Committee | Stakeholders' Relationship Committee | Science, Technology and Operations Comittee
Sustainability and Corporate Social Responsibility Committee | Risk Management Committee
Banking and Authorisations Committee | Nomination, Governance and Compensation Committee
C Chairperson | M Member

Board expertise

Name	Strategy	Management and governance	Finance	Human resources	Science, technology and operations
Mr. K. Satish Reddy	✓	✓	✓	✓	✓
Mr. G. V. Prasad	✓	✓	✓	✓	✓
Ms. Kalpana Morparia	✓	✓	✓	✓	
Mr. Arun Kumar(1)	✓	✓	✓		
Mr. Sridar Iyengar	✓		✓		
Mr. Leo Puri	✓	✓	✓	✓	
Ms. Shikha Sharma	✓	✓	✓	✓	
Mr. Allan Oberman	✓	✓		✓	✓
Dr. K. P. Krishnan(2)	✓	✓	✓		
Ms. Penny Wan(3)	✓	✓	✓	✓	

(1) Appointed as Independent Director with effect from August 1, 2022. (2) Appointed as Independent Director with effect from January 7, 2022.
(3) Appointed as an Independent Director with effect from January 28, 2022.

> There are multiple short- and long-term business and financial benefits from a stronger ESG performance. Our organisation understands that ESG is not a cost, but an opportunity. Managing our sustainability risks and opportunities, and using sustainability as a strategy to strengthen, support, and reinforce operational efficiency and supplier management will help us drive stronger financial performance. Our senior-most leaders at Dr. Reddy's are accountable for ESG today. We now have a board-level committee providing oversight over the company's programmes, policies, practices, and strategies related to sustainability. Members of our Management Council will be directly accountable for ESG performance as a collective entity, and the Sustainability Council will drive and champion ESG and its implementation into functions and businesses.
>
> **Parag Agarwal** | Chief Financial Officer

Governance

Business ethics

Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making, promotes stakeholder trust and works as a moat around our business. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes-Oxley Act of 2002 and its implementing regulations.

We conduct our business as per our Anti-Bribery and Anti-Corruption policies, and all applicable laws. While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions while engaging in sales, research, marketing and promotion are covered under the Supplier Code of Conduct (SCOC), which is modelled on the Principles for Responsible Supply Chain Management (PSCI) and 100% compliance is mandatory.

Employees are encouraged to speak up about any irregularities and an environment of transparency and responsibility is fostered so that they can actually do so without any fear. Reporting channels exist under the Ombudsperson process that include an independent hotline, a web-based reporting site (drreddys.ethicspoint.com), and a dedicated email to the Chief Compliance Officer.

Employees are encouraged to speak up about any irregularities. An environment of transparency and responsibility is fostered to allow them to do so without any fear.

Complaints/grievances and resolutions

Stakeholder group from whom complaint is received	FY 2022 Complaints filed during the year*	FY 2022 Complaints pending resolution at the close of the year	FY 2021 Complaints filed during the year	FY 2021 Complaints pending resolution at the close of the year
Communities	0	0	0	0
Investors other than shareholders	0	0	0	0
Shareholders	6	0	8	0
Employees and workers	213	22	126	18
Customers	14	3	6	1
Value chain partners	2	0	7	0
Others**	70	7	28	4
Total	303	23	157	23

*The number of complaints is not comparable with that of the previous year. FY 2021, when owing to the pandemic, the offices were intermittently closed. Complaints pending as at the financial year end, but subsequently resolved.

** For FY 2022, out of 70, 65 are anonymous and 5 are from identified unrelated parties. For FY 2021, out of 28, 26 are anonymous, 1 is from identified unrelated parties and 1 is from identified relative of an employee.

Benchmarking of our business ethics policies

Under **Project Ethos**, independent external experts are assessing the comprehensiveness, implementation, and execution of our compliance programme, helping align it with the latest US Department Of Justice (DOJ's) guidelines and benchmarking it to industry best practices.

Background

Dr. Reddy's has made significant investments and consistent enhancements in our corporate compliance programme since it was first established in 2013 as a requirement meeting various national and international compliance guidelines. To deepen the comprehensiveness of our compliance efforts and expand the horizons of our journey, we wanted to benchmark our current compliance programme with industry practices. We engaged KPMG in 2021 to conduct a detailed test of our compliance programme and evaluate if our existing process/controls were comprehensive in assessing and determining the robustness of our current monitoring mechanism. The first phase of Project Ethos focused on the testing of the design of our corporate compliance programme and benchmarking it to global best practices. In the second phase, the implementation and execution and operating effectiveness of the programme would be tested.

KPMG, as part of the project scope would make reasonable, individualised determination for each country as per the scope of work and would consider risk factors such as the country's Corruption Perception Index (CPI), company's nature of trade in the local market, size of operations in the respective market, business segments catered to in the local market, the regulatory landscape, and other internal and external factors that impact risk assessment and its consequent impact on the compliance programme considering different classes of transactions.

Status and impact

We completed phase one of the project in March 2022, and phase two is set to begin in November 2022. The project is expected to complete before the end of FY 2023, and the recommendations and further identified enhancements will be implemented in the quarter following the completed study.

Antimicrobial resistance (AMR)

Estimated to be directly responsible for nearly 1.3 million deaths per year, antimicrobial resistance is now a global problem and a threat to human health, driving the need for coordinated collaboration with multiple local and global stakeholders. As part of our commitment to improving the health of people and given the importance of the role we play in society, we are working to better understand the challenges to antibiotic production and potential solutions for AMR. We are ensuring responsible manufacturing practices, zero discharge to the environment from our operations and our supply chain, and improved access and affordability of medicines. We are also working to advance collaborative action in the fight against AMR by supporting platforms investing in sustainable solutions, creating the necessary infrastructure for testing and treating antibiotics, and helping build capability on risks, challenges and key AMR topics.

Responsible product use

Through our regular promotional and non-promotional meetings, we educate Clinical Pharmacies (CPs) on the responsible usage of our products. Our new products also carry a detailed information leaflet on safe use and disposal. We provide fair and transparent disclosures of our products and services, disclosing any relevant information including product-related risks through labelling. This ensures that consumers can exercise their freedom to consume in a responsible manner.

Governance

Animal testing

APSL's laboratory animal facility has been registered with the Committee for the Purpose of Control and Supervision on Experiments on Animals (CPCSEA), a statutory agency that monitors animal experimentation in India. The facility is fully accredited by Association for Assessment and Accreditation of Laboratory Animal Care, International (AAALAC) international, USA, since June 2022. APSL fully complies with the 3R-Principles (Reduction, Replacement and Refinement) in laboratory animal testing. We also ensure rehabilitation of large animals, such as beagles, maintained at our animal facility as per CPCSEA guideline. APSL has an Institutional Animal Ethics Committee (IAEC), the animal research review committee, approved by CPCSEA to review and approve animal testing protocols and to oversee the animal care and use programme. Prior to an animal testing project, the investigator of animal experiments considers whether the aim of the project could be realised by using in-vitro techniques or experiments involving animal species of lower phylogenetic order. All IAEC members review animal research protocols and seek justification from the principal investigator on the number of animals proposed to be used, the animal model proposed in the application and any alternative methods by which the study objectives may be achieved. In all animal ethics committee meetings, facility veterinarian(s) discuss to understand the animal care and use compliance.

Information security and data privacy

It is mandatory for all employees of the organisation to undergo a security induction when they join, and a weekly cadence of awareness emails is sent to all staff basis the current risk/threat themes and issues related to security, including key elements of the code of business ethics. Security posters and standees on various themes are placed at strategic locations within the office premises, and employees are encouraged to report any form of incidents to a 24/7 managed mailbox. Active awareness campaigns on important topics such as phishing simulations are followed by on-the-spot trainings. Every month, employees contributing to enhancing the company's security provisions are awarded as 'Cyber Security Sentinels'. We continue to certify our IT infrastructure and information security management system across sites and conduct third-party vulnerability analysis including simulated hacker attacks. In FY 2022, there were no instances of data breaches, customer privacy issues or losses of customer data.

Human rights

We commit to ensuring the sanctity of human rights across our value chain. We view ourselves as a socially responsible and conscientious company, that takes pride in doing right. Our human rights policy adheres to the Universal Declaration of Human Rights and the International Labour Organisation's core conventions. Our human rights approach is steered by the UN Guiding Principles on Business and Human Rights and applies to all our employees, contractors, and suppliers. We embed this into our existing policies, systems, and practices. Our organisation is committed to adhere to the International Labour Organisation (ILO) Conventions, ILO Code of Practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, and UN Guiding Principles on Business and Human Rights.

To implement the policy in principle and spirit into our daily operations we have set up a due diligence process. We have identified potential issues that carry human rights risks and focus on mitigating these risks from our operations and supply chain. The potential issues are child labour, forced labour, discrimination, harassment, collective bargaining, and freedom to associate freely. All our major business decisions—particularly those involving joint ventures, mergers and acquisitions, entry into new countries—must pass through the prism of our stringent human rights standards. When expanding into new regions/countries, we sensitively assess and adopt the human rights legislation, as well as the social and cultural nuances of those places, and ensure that we are in alignment. We conduct disciplined and regular reviews of the risk mapping of potential human rights identified during the due diligence process.

Grievance redressal

In alignment with the UN Guiding Principles on Business and Human Rights, we continually explore opportunities to identify and mitigate risks for our employees, women, children, migrant workers, third party contract labour, indigenous people, local communities, and Tier-1 suppliers. We assess our facilities' related human rights risks using the SA8000 standard and other internal protocols. We ensure to adhere to eight clauses: Child Employee, Forced or Compulsory Employee, Health and Safety, Freedom of Association and Right to Collective Bargaining, Discrimination, Disciplinary Practices, Working Hours and Remuneration of the SA8000 standard.

We have developed a comprehensive SAMP (Social Accountability Management Procedure) for our facilities in line with the requirement of the SA8000 standard to ensure compliance with the standard. We conduct external assessments by a third party for our suppliers, which includes key indicators such as ethics, labour welfare (child/forced labour, working hours, remuneration, compensation), health and safety, and management systems. We provide a safe working environment for all—employees, customers, business partners, and visitors—and encourage them to report any unsafe conditions to the management. We ensure compliance with all applicable local and global laws in the countries of our operations related to wage, work hours, overtime, and employee benefits.

Towards the end of FY 2022, we resolved all complaints and grievances (if any) raised by communities, investors, and shareholders. Around 10% of complaints from employees and others, and ~20% of grievances from customers are still pending resolution.

Risk management

Our Enterprise Risk Management (ERM) function focuses on identification of key business, operational and strategic risks. These are carried out through quarterly assurance meetings, structured interviews, on-call discussions and review of incidents. Risks are aggregated at the unit, function and organization levels and are categorized by risk groups. Our response framework categorizes these risks into (i) internal (preventable), (ii) internal (strategic) and (iii) external risks. Our Chief Compliance Officer (CCO) is responsible for overseeing Dr. Reddy's compliance processes and our Chief Internal Auditor leads the global internal audit function, with the primary objective of enhancing and protecting Corporate Governance. The risk function is headed by the Chief Risk Officer.

Our ERM function operates with the following objectives:

- Proactively identify and highlight risks to relevant stakeholder
- Facilitate discussions around risk prioritisation and mitigation
- Provide a framework to assess appetite
- Develop systems to warn when the appetite is being breached
- Provide an analysis of residual risks

Risk governance

The Executive Risk Management Committee helps the ERM function to prioritise organisation-wide risks and steer mitigation efforts in line with our risk appetite. Mitigation work carried out by the ERM team is regularly reviewed and progress of key risks is discussed with the Executive Risk Management Committee, senior management, as well as at the Risk Management Committee of the Board of Directors. Our CFO officiates as the Secretary of the Risk Management Committee, reporting collectively to the Board of Directors. The Risk Management Committee oversees and reviews the risk management framework and the assessment of risks, their management, and mitigation procedures. The committee reports to the Board. It reviews strategic, business, compliance, and operational risks and their mitigation.

During FY 2022, risk mitigation efforts included review of risks and mitigations related to cyber security, quality, talent and capability, compliance and ethics programme across the company, supply chain and other operating risk exposures and risk transfer through insurance.

Governance

ESG risks and opportunities

With an increased focus from key stakeholders on climate-related and other environmental, social and governance (ESG) disclosures, an inadequate performance and management of ESG topics could materially affect our operating performance, business operations, stock prices (and consequentially profitability and growth), and reputation. Our ESG risks and opportunities are divided into three major categories and provides consultation for improvement.

I. Key risks and opportunities

Risk	Mitigation and opportunity
Governance We must embed ESG in our business strategy, and detail how we incorporate ESG risks and opportunities across our strategy and daily decisions. Implementing our ESG strategy requires a strong governance framework including responsible practices and commitment on business ethics, compliance, quality, transparency, and anti-corruption. Any failure in governance, performance management, or ESG strategy execution could lead to loss of our social license to operate.	We have declared a goal to build robust corporate governance with the highest standards on compliance and ethics, and we are using this as an opportunity to strengthen our policies, controls, and processes. Under Project Ethos, independent external experts are assessing the comprehensiveness, implementation, and execution of our compliance programme, helping align it with the latest US Department of Justice (DOJ's) guidelines and benchmarking it to industry best practices.
Patient centricity Given our role in healthcare and society at large, we are expected to move to a primarily patient-centric business model and manage social factors such as market access, equitable pricing strategies, and responsible IP management. Innovation is key to driving increased accessibility and affordability to medicines. Our R&D efforts may not translate into a renewed product portfolio, timely launches, or commercial success.	We have committed to patient-centric goals like access to healthcare, affordability of our medicines, and innovation to improve the standard of cure through at least three innovative approaches. These involve working with public health institutions to enhance access and build a sustainable portfolio of public health in prioritised disease areas, expanding patient assistance programmes (PAPs) to provide support based on economic conditions and engage in structured donation programmes to larger patient populations, and invest in local capacity building through HSS/SWAps (Health system strengthening and sector-wide approaches).
Reporting and disclosure With an increased focus from key stakeholders on climate-related and other environmental, social and governance (ESG) disclosures, an inadequate performance and management of ESG topics could materially affect our operating performance, business operations, stock prices (and consequentially profitability and growth), and reputation. Several global and national organisations including ESG rating agencies, research analysts, and disclosure and standards organisations evaluate our work through in-depth analyses of our sustainability efforts. These include reviews of our publicly available documents, and independent quantitative and qualitative assessments, often involving discussions with our management and employees.	Transparently reporting on our ESG strategy, goals, progress, and performance on multiple platforms including CDP, DJSI, EcoVadis, etc. has helped amplify our branding, and build enhanced credibility and reputation with our stakeholders. It has helped demonstrate how we are playing our part in tackling the climate change crisis, maximising value by adopting sustainable practices and reducing our negative impact, and developing adaptive strategies to address risks and challenges. Tracking, measuring, and communicating on our impact and performance has led us to better decision making, improved our internal controls and risk management, and helped us stay ahead of the curve on non-financial reporting and disclosures requirements and legislations.

II. Emerging risks

Risk and context	Mitigation and opportunity
Current economic conditions may adversely affect our industry, financial position, and results of operations	
In recent years, the global economy has experienced volatility and an unfavourable economic environment, and these trends may continue in the future. Reduced consumer spending, reduced funding for national social security systems or shifting concentrations of payors and their preferences may force our competitors and us to reduce prices. The growth of our business may be negatively affected by high unemployment levels and increases in co-pays, which may lead some patients to delay treatments, skip doses or use less effective treatments to reduce costs. We have exposure to many different industries and counterparties, including our partners under our alliance, research and promotional services agreements, suppliers of raw materials, drug wholesalers and other customers, who may be unstable or may become unstable in the current economic environment. We run the risk of delayed payments or even non-payment by our customers, which consist principally of wholesalers, distributors, pharmacies, hospitals, clinics, and government agencies. Significant changes and volatility in the consumer environment and competitive landscape may make it challenging for us to predict future revenues and earnings.	Our strategy and risk management functions play a key role in keeping a constant watch on the emerging trends and happenings around the world. Post identifying material risks and opportunities, we are able to proactively deploy action plans to mitigate challenges and capitalise on opportunities. We constantly evaluate the various constituents of our value chain to identify any weaknesses or areas of improvement that can strengthen our operations. We also ensure that our engagements with all our key stakeholders are regular and meaningful, helping us gain quick insights and giving us a competitive advantage and system-level stability.
Increased focus of stakeholders on climate-related and other ESG disclosures, and inadequate performance and management of ESG topics	
In recent years, in addition to financial results, companies are increasingly being judged by their ESG practices. Several global and national organisations including ESG rating agencies, research analysts, and disclosure and standards organisations evaluate our work through in-depth analyses of our sustainability efforts. These include reviews of our publicly available documents, as well as independent quantitative and qualitative assessments, often involving discussions with our management and employees. The results of these ratings are publicly and widely available. Any negative score could adversely impact our reputation and brand value, and the trust placed in us by our stakeholders. As a result, this could also negatively impact our ability to attract and retain employees, the implementation of our strategic objectives, our operations and financial results, our access to capital and our share price.	At Dr. Reddy's, we have well-defined strategies to ensure sustainability across our value chain, and we have adopted 14 goals to take our sustainability journey forward in a well-defined and measurable manner. Through our efforts, we have been able to consistently lead from the front and raise the bar not only for ourselves, but also for the pharmaceuticals industry at large. The expectations from our stakeholders inspire us to regularly challenge ourselves and further strengthen our performance.

III. Climate risks and opportunities

We have identified specific climate risks and opportunities with the potential to substantively affect our business from a financial or strategic standpoint. We have done this as per our Task Force on Climate-related Financial Disclosures (TCFD) alignment process, and our carbon emissions reduction plan has been approved by Science Based Targets Initiative (SBTi).

Risk

Risk	Scale of impact	Mitigation and opportunity
Acute physical risk in the form of cyclones, typhoons and hurricanes.		
We identified acute climate risks that may impact our direct business operations in the US, Mexico, Netherlands, India, and the UK. These risks are anticipated to have a medium to low impact on our business. A few of our locations situated along the coast are at medium to high risk due to the severity and intensity of tropical/ temperate cyclones, hurricanes, storms, volcanic eruptions, and flooding.	This is expected to be a long-term risk for us, with likely financial impact led by loss of production, and increased capital expenditure.	To address climate-related risks, we will continue to invest in climate-resilient infrastructure while actively undertaking repair/refurbishing work and extend insurance coverage.
Market risk driven by changing customer behaviour		
The changing landscape of regulatory requirements, in the wake of climate emergency, has filtered down to our customer expectations. These changes have led to increased customer interest on the sustainability of our supply chain.	This is a risk in the long-term horizon which can materialise with fair probability and can have a medium-scale impact on our business through increased fixed costs.	We are regularly investing in our supply chain to address this emerging concern and are training our suppliers to adhere to our Supplier Code of Conduct and ensure the engagement of our Supplier Sustainability Policy.
Emerging regulations such as carbon pricing mechanism		
Currently, Dr. Reddy's has limited financial exposure to carbon tax impositions. However, carbon tax and carbon pricing mechanisms are under consideration across the globe and may be implemented in the mid or long term. This cost may have the potential to affect locations that are overly dependent on fossil fuels.	This is a risk in the long-term horizon which can materialise with fair probability and can have a medium-scale impact on our business through increased indirect operating costs.	Our strategy aims to achieve a carbon-neutral operation by 2030 through resource efficiency and an increase in the use of renewable energy. We have also considered and assessed carbon pricing mechanisms when developing our energy procurement strategy. The strategy has placed a clear focus on renewable energy supply. Using project-specific capital cost, project lifetime, operations and management cost, cost of energy saving, and emissions reductions as input, we have devised an internal carbon price.

Opportunities

Opportunity	Scale of impact
Resource efficiency led by better production and distribution processes	
We have identified and implemented various operational excellence initiatives that are integrated with our sustainability goals and address reduction in energy consumption. We are replacing fossil fuel usage with renewable energy. Our process development also integrates sustainable manufacturing by emphasising green chemistry and efficient processes that consume less raw materials, energy, and other scarce resources while minimising cycle times.	We anticipate specific returns on investment in low-emission technology to materialise within the short term, with medium-level positive impact on our cost efficiency.
Resilience led by participation in renewable energy programmes and adoption of energy-efficient measures	
Dr. Reddy's plans to scale renewable power consumption through rooftop solar power plants, and power purchase agreements (PPA). The cost of realising the opportunity is derived using the cost of solar power procured through power purchase agreements. Where the rooftop solar power plants are one-time investments, where the capex cost is absorbed in the power consumption cost savings.	This is an opportunity that renders a highly likely impact in the form of reduced direct costs with medium-scale significance.
Increased revenues resulting from increased demand for products and services	
Dr. Reddy's assesses climate change risk and understands that acute and chronic physical risks create opportunities in developing and developed countries. Vector and water-borne disease patterns occur due to temperature extremes and heavy precipitation. Climate-related health hazards also include cardiovascular and stress-related problems. This will shift consumer demand and spending patterns in emerging and developing economies (including our focus markets). Dr. Reddy's is exploring this section to further diversify our formulations.	This is an opportunity that renders a likely impact in the form of market expansion with medium-scale significance.

Governance

Third-party risk management

We conduct supplier risk assessments to ensure the sustainability and stability of our suppliers. Our supplier risk assessment framework is aligned to PSCI (Pharmaceutical Supply Chain Initiative) Principles.It covers organisational and supplier sustainability risks, and is carried out by an independent external agency that includes a physical inspection of the selected supplier.

All critical business partners contributing to 80% of the sales value must undergo assessment and reassessment at a fixed frequency, depending on the sourcing category. A supplier may be classified as high, medium, or low risk depending on their sustainability assessment score, and/or the severity of observations during on-site quality audits. This helps us prioritise our efforts and support the suppliers in making improvement plans. If through such audits, red flag issues (e.g., compliance, health, safety, systems, etc.) are identified, the results are communicated to Dr. Reddy's sourcing team, who then goes on to carry out the site visits.

In addition to the inspections conducted by our internal team, we conduct an independent assessment at the suppliers' sites to enable the categorisation of suppliers as high, medium, and low risk. This helps suppliers align their business activities with the principles of sustainability as the assessment lays a 40% weightage on ESG factors. If a supplier posing sustainability-linked risks is identified, we develop a risk mitigation plan and identify a second source that meets our sustainability standards for the supply.

Type of supplier	Total Tier 1	Critical non-Tier 1
No. of suppliers assessed in last 3 years	226	0
%of suppliers in that category assessed in last 3 years	36%	0

*The number of complaints is not comparable with that of the previous year. FY 2021, when owing to the pandemic, the offices were intermittently closed. Complaints pending as at the financial year end, but subsequently resolved.

** For FY 2022, out of 70, 65 are anonymous and 5 are from identified unrelated parties. For FY 2021, out of 28, 26 are anonymous, 1 is from identified unrelated parties and 1 is from identified relative of an employee.

Pharmacovigilance

The increase in digital central trials and accelerated speed to market of medicines, including anti-COVID-19 drugs and vaccines amplifies the need for better drug quality and prevention of adverse side effects. As a part of our commitment to patient safety and well-being, Dr. Reddy's has a mature pharmacovigilance (PV) system in place which continuously monitors the benefit-risk profile of our products to ensure benefits always overweigh the product-related safety risks for patients. The PV function seamlessly monitored product safety and delivered in keeping with various regulatory pharmacovigilance obligations, even during the pandemic. Our PV standards are in line with globally recognised safety benchmarks such as the International Conference on Harmonization (ICH) guidelines and we maintain compliance with region/country-specific legislative requirements. Through the PV process, we continuously monitor the benefit-risk profile of our products to ensure continued benefit to our patients and the minimisation of product-related safety risks. The PV quality assurance function performs quality audits that are driven by the annual strategic plan for ensuring optimal quality standards across all PV deliverables. Our PV function has undergone various health authority inspections such as those done by UK-MHRA, US FDA, Health Canada and the Kazakhstan Health Authority.

There has also been a transformation. From following a regional model, the system has metamorphosed into a global PV centre, which has further strengthened and unified various PV practices and processes. The staff involved in the activities are trained appropriately through in-house or external courses, helping them adopt the latest trends in managing drug safety and making them aware of upcoming advancements in the field of pharmacovigilance. Our non-pharmacovigilance employees, particularly those in customer-facing roles, also receive basic training in PV at least once a year. With a focus on the sustainability pillar of continuous improvement, we have implemented a new software system to identify and evaluate potential safety signals. The move to digitalisation will enhance our safety surveillance and risk management activities and facilitate proactive safety decision making.

In this section: Access and affordability | COVID-19 key initiatives | Our people | Supporting communities

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Responsibility towards our patients, employees, and communities, and the impact that we create through our products, has always characterized the work that we do. As we prepare to reach more than twice the patients that we currently serve through our products and services, we are extending into new areas including public health, scaling our innovation pipeline through increased collaborations and adopting technologies that enable sustainable growth. Our enduring commitment to meeting underserved needs across critical disease areas, vulnerable geographies and communities, to provide a safe, healthy, supportive workplace, and to help build a fair, more socially inclusive society - remains steadfast.

Access and affordability

Reducing the world's disease burden has been our longstanding goal and we address this in several ways. Increasing access to expensive drugs by offering more cost-effective generics, bringing down costs through scale and first-to-market economies, and managing the disease-to-recovery cycle through targeted interventions. We announced our bold vision of reaching 1.5 billion patients through our products and services by 2030, which is more than our current reach. We plan to achieve this by launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements and through greater presence in public health. We are partnering with multilateral and donor agencies to address the global disease burden, neglected tropical diseases, and emergency disease areas. We remain deeply committed to taking a holistic approach to healthcare, running several innovative, one-of-its-kind patient care, disease management initiatives that service patients digitally or through hybrid means. We also participate in strengthening public health delivery systems through the training and capacity building of health workers and local stakeholders.

Patient-focused goals

Enhanced affordability of medicines
By 2027, 25% First-to-Market new launches

Advancing access to healthcare
Serve 1.5 billion patients by 2030

Goal-driven innovation
Every year, three innovative products to improve standard of treatment every year

Our strategy to reach 1.5 billion patients by 2030

In FY 2022, we reached ~674 million patients globally through our products and services. Through our PSAI business, we reached ~350 million patients. In India and the Emerging Markets, we reached 260 million patients, of which ~179 million patients live in the Low- and Middle-income countries (LMICs). Of the 110 million patients in the Emerging Markets, 1.32 million are cancer patients and we reached them through our oncology portfolio and platform. We are committed to

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increasing our reach and creating greater access for people living in the remotest locations in India. In FY 2022, we scaled up our capacity to reach rural India by nearly 100%, and with this expansion, we are now able to reach ~9000 rural towns across the country through our Vistara programme. In this way, we touch the lives of nearly 100 million people.

Here are some of the levers that will help us attain our goal of serving 1.5 billion patients:

- Take our products to more markets, either directly or through intermediaries and partnerships.
- Look at new portfolio choices or add new products through licensing and distribution arrangements.
- Provide the bridge to make products accessible from smaller companies with specialised drug development capabilities but not the necessary go-to-market reach.
- Leverage our existing networks to make more licensed products available.
- Build a sustainable public health portfolio worth $100 million of revenues by FY 2027.

Leading and collaborating are critical for the success of our initiatives. Multi-stakeholder partnerships with governments, international institutions, industry bodies, and academia on common ESG objectives will help advance global sustainable development.

> From a growth perspective, we are focused on largely gold standard generics or Horizon 1—getting it right the first time and the right price, being first to market in our core businesses and markets. Our Horizon 2 businesses—the end-to-end disease management, nutraceuticals, digital health are meant to help patients manage outcomes with holistic solutions. Every year, we will create at least three meaningful innovations across different therapeutic areas to improve the standard of cure for patients. The innovations may either be a digital solution, an innovative product or a comprehensive solution that we provide. Our teams have put together multiple innovation work streams approved by our top leaders. Currently, oncology is a key therapeutic area we are present in across all markets. We have the best oncology pipeline, and we offer a nutritional product for oncology conditions, as well as a patient care digital solution. India will continue to be the innovation hub and these innovations will flow to our other markets as well.
>
> **M V Ramana** | Chief Executive Officer, Branded Markets **Mukesh Rathi** | Chief Digital and Information Officer

Horizon 1 (Short-to-medium term)		Horizon 2 (Short-to-long term)	
Growing the core		Building the future	
Generics	Branded generics	Immuno-Oncology new chemical entities	Disease management
Active Pharmaceutical Ingredients	Biosimilars	CDMO (Large and small molecules)	Biologics and cell gene therapy
Over-the-counter drugs		Nutraceuticals	Digital services
		Direct-to-consumer	

Our Horizon 1 priorities extend the work that we are doing today. We are already present in the areas of generics, branded generics, OTC, APIs and biosimilars and are steadily consolidating our strengths. | For Horizon 2, we hope to build on our strengths and expand into adjacent areas.

Preparing for a greater role in public health

We are constantly seeking opportunities to enhance drug access in low- and middle-income countries (LMICs). Dr. Reddy's approach to public health engagement focuses on developing strategic relationships with key organisations that are invested in high-priority disease areas, and we bring value through our products and/or our delivery models. In late 2020, Dr. Reddy's and Aurigene Pharmaceutical Services Limited (APSL) partnered with The Global Antibiotic Research and Development Partnership (GARDP) to explore joint opportunities to make Zoliflodacin—an antibiotic to treat gonorrhoea —accessible to LMICs, including South Africa, Thailand and India. A joint initiative by DNDi (Drugs for Neglected Diseases initiative), and WHO (World Health Organisation), GARDP is an important element of WHO's Global Action Plan on Antimicrobial Resistance (AMR). We are focused on identifying opportunities that will lead to meaningful long-term collaboration, and are working with several multilateral organisations and donor agencies with goals to address specific priority disease areas identified by WHO.

This year, along with APSL, we signed an MoU with the DNDi, a not-for-profit research and development organisation that develops new therapeutic solutions for neglected diseases. The MoU explores the potential to develop and market novel and improved drugs for the treatment of identified Neglected Tropical Diseases (NTDs) of national and global importance. We will work to ensure access of these drugs at affordable prices to patients in need, particularly LMICs that are disproportionately affected by these NTDs. The partnership will aim to bring together DNDi's expertise in NTDs with the scientific, technical and commercial capabilities of APSL and Dr. Reddy's.

> In the larger context of the UN Sustainable Development Goals (SDGs), there is a sharper focus on how governments are looking at their healthcare spends, the suggestion to expand ESG into ESHG, and assessments around healthcare as a percentage of the GDP. In the post-COVID-19 world, healthcare inequities have moved centre stage and WHO is urging governments to focus on healthcare spends. During COVID-19, we contributed significantly by bringing a large number of products to market, within a very short span of time and across the mild-to-critical spectrum. This was our first foray into public health, and it opened up new horizons for us. WHO has identified priority disease areas and we are looking at those where we can make the most impact. The intersection of three aspects—disease areas, organisations involved and models for collaboration —will give us the sweet spot where we would like our public health position to be.
>
> **Deepak Sapra** | Chief Executive Officer, API and Services

Enhanced affordability

Our impact on affordability is the strongest when we are the first to market drugs that require very expensive R&D, with healthcare systems benefiting the most from early launches of advanced critical care drugs. We are focusing on biologics, anti-cancer drugs, auto-immune diseases and nutraceuticals as groups of interest. For instance, cell gene therapy is one of the costliest cures today making it inaccessible to those who need it. Dr. Reddy's plans to go after products where there is good amount of evidence that a CAR-T cell therapy would make a difference, and the research is slated for our upcoming facility at Bengaluru. This line of therapy can uncover several opportunities that will provide cost-effective cures, and will further our vision for Horizon 2. Greater reach across markets generates scale economies and drugs can be offered at even cheaper rates.

Extensive digitalisation and automation and putting 'smart' factories to work help in increasing efficiencies, producing more with lesser resources and achieving higher throughputs. Digitalisation and extensive use of simulation sciences at the R&D and drug development stages turn down cycle times by astonishing numbers, with what earlier needed 200 trials now possible with only 15. Greater operational efficiency thus helps us cut costs and produce more affordable drugs.

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Making cancer care more affordable

CabzoRed is our latest offering in the oncology portfolio and it will benefit kidney cancer or renal cell carcinoma (RCC) and liver cancer or hepatocellular carcinoma (HCC) patients. Both these cancers have seen a rising graph in India and the existing solutions are mainly imported brands that are very expensive and out of reach for most patients. CabzoRed is among the first three generic brands available in India for these disease profiles.

RCC is the most common form of kidney cancer, with a projected incidence of 2/100,000 of population in males and 1/100,000 of population in females in India. RCC's occurrence is mostly among the young, unlike in the West. HCC is the fifth-most common cancer in the world, and one of the leading gastrointestinal cancers in India. Its prevalence varies between 0.2% to 1.6%.

CabzoRed, which is a Cabozantinib derivative, is a huge step forward in making cancer care a lot more affordable, and, in the process, fulfils the unmet or under-met need for reasonably priced critical care medicines. The product has had one of the fastest go-to-market launches amongst our entire portfolio and furthers our sustainability goal of lowering the overall healthcare cost burden.

Goal-driven innovation

With an unwavering focus on reducing disease burdens, we are actively reviewing our product portfolio, service delivery and drug delivery mechanisms to discern where potential for innovation exists. The rise of digitalisation has revolutionised our B2C and B2B connects, and platforms today hold immense promise for serving patients in new ways.

Through digital platforms and wearables, it is now possible to reach and track individual patients round-the-clock, and opportunities are emerging in diagnostics, monitoring of patient conditions, patient data analytics that create exciting situations for proactive health management.

Our efforts during the pandemic led to a substantial extension in our portfolio offerings across the whole spectrum of COVID-19 management, from mild to severe. This, along with our enhanced capabilities in vaccines will help our future efforts. We are also actively engaged with partners (private and public) to build the innovation ecosystem in India. We have submitted our recommendations to the Government of India (GoI) and see a lot of scope for creating new innovation hubs under the GoI's Research Linked Incentive scheme which lists complex generics, biosimilars, vaccines, precision medicines and antimicrobials, as high-priority areas.

Innovation will provide the required catalytic support to the Indian pharmaceutical industry on its growth aspirations. The Indian industry needs to be relevant for global pharma by expanding into New Molecular Entities (NMEs) that account for two-thirds of the global value pool, and where India has a small presence today. India has several strengths to leverage, and a strong starting position to build on. The government and industry have been working together to put forward a pharma-focused R&D policy that will promote several things: Create an enabling regulatory ecosystem to expedite the drug approval process in India; incentivise funding for R&D and innovation; build an enabling network by strengthening academia-industry linkages and attracting talent, and strengthen overall infrastructure through the development of innovation hubs in India.

Satish Reddy | Chairman

"Technology is helping R&D in many ways—(a) with the modelling aspects on BAV, our ability to predict is much more precise and higher (b) where some of the high-end analytical techniques are used and the outcome from those have been digitised, there is reduction in TAT and increase in precision of results (c) process engineering impact, in terms of formulations or API, especially when it comes to troubleshooting for an existing product or defining the manufacturing process for a formulation or an API, and (d) modelling of real processing, of how the mixing would happen, how energy would be distributed, these are all being simulated now. The application of new technologies in R&D has opened up new horizons for us, accelerating drug discovery and development. AI-based Route of Synthesis (ROS) prediction is helping reduce physical experimentation and also adhering to green chemistry norms. Digital will play a larger role in driving improvements with increased focus on in-silico drug development and virtual assessments, paperless labs and automated workflows. All together, these efforts are helping us to get faster to market and with better quality."

Sushrut Kulkarni | Global Head – Integrated Product Development Organisation

Collaborating with the Moscow Innovation Agency for digital healthcare

Continuing our efforts to go beyond the pill and provide services that help meet patient needs, we partnered with the Moscow Innovation Agency to create and develop competitive products and services that are relevant to our company's objectives and also offer comprehensive health solutions to the digital ecosystems of Russian cities. The Digital Health Innovation Track project aims to find promising solutions in the field of patient-oriented technologies and medical information systems, develop innovative medical products and wearable devices, and health management. The project is run as part of the Moscow Accelerator—a joint initiative of the Moscow Agency of Innovations and the Moscow Innovation Cluster Foundation—with the support of the Department of Entrepreneurship and Innovative Development.

Reimagining life and nutrition with nutraceuticals

In October 2021, we set up Dr. Reddy's Nutrition Development Centre, a state-of-the-art facility for new product development and research, at Hyderabad. With a view to simplify nutrition with evidence-based science, we offer differentiated, relevant and clinically proven products to create value in the lives of our patients as they move from illness to wellness. Formulated especially for diabetics, Celevida is clinically proven to control blood sugar levels, support heart health, and manage weight. We have significantly added to our range of nutraceuticals, which now provide 'disease management' solutions for cancer, chronic obstructive pulmonary disease (COPD), diabetes and sleep disorders. Our nutrition portfolio is divided into three categories:

Metabolic and Gastrointestinal (GI) disorders: Celevida and Celevida Liv, we offer support for diabetes, chronic liver disease, and GI disorders such as inflammatory bowel disease.

Hospital and clinical nutrition: Our products Celevida Maxx, Celevida Maxx DLS, Celevida Maxx EN are part of this segment targeting oncology, discharge and recovery, clinical care, dialysis, and hepatic encephalopathy.

General wellness and immunity: CeleHealth is the master brand in this segment and is focused on women and children health.

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Collaborations for greater access and impact

- Aurigene Oncology recently entered into a drug discovery, development and commercialisation partnership with US-based EQRx. This collaboration brings together Aurigene's small molecule drug discovery platform and EQRx's unique business model to accelerate the development of drug candidates in the areas of oncology and immune-inflammatory diseases and improve global access to innovative medicines. The collaboration will cover drug discovery, pre-clinical and clinical development and commercialisation. It will also share funding for both discovery and development and financials resulting from the commercialisation of any eventual drug candidates. This arrangement of joint funding and collaboration is a new model that moves away from the licensing out or sale of assets model. This collaboration strengthens Aurigene's expertise and credentials as a global oncology franchise with capabilities across the end-to-end discovery to development value chain.
- We have entered into an exclusive sales and distribution agreement with Novartis India to increase access in the important therapy areas of pain management, women's health and bone health. Dr. Reddy's will be promoting and distributing select products like Voveran®, their calcium range, and the Methergine® range in India.
- We entered into a exclusive binding agreement with Prestige BioPharma for the supply and commercialisation of Prestige BioPharma's proposed trastuzumab biosimilar in select areas of Latin America and Southeast Asia. Prestige BioPharma's trastuzumab is a proposed biosimilar to Roche's Herceptin® and can be prescribed for the treatment of HER2 positive breast and metastatic gastric cancer, and we are glad we can bring this life-saving drug to patients in need.
- We extended our strategic partnership with Gland Pharma to launch Ertapenem for Injection, 1 g/vial, a therapeutic equivalent generic version of Invanz approved by the US FDA. Ertapenem is used to prevent and treat a wide variety of bacterial infections.
- We have acquired privately-owned German pharma wholesaler Nimbus Health which focuses on the production of medical cannabis in the region. The company will function as a wholly owned subsidiary of Dr. Reddy's. The German medical cannabis market is one of the largest in Europe. The acquisition will allow us to leverage Nimbus Health's strengths to build its own capabilities in medical cannabis-based medicines and provide remedies for more patient conditions.
- We have broken new ground with our collaboration with China-based Sunflower Pharma, a leading maker of paediatric drugs, for the manufacture of paediatric drugs for rare diseases. This will address a huge unmet need in the country. We plan to make our own orphan drugs portfolio available and introduce new drugs.

Meeting unmet patient needs across geographies and therapy areas

Name of drug	Disease category	Markets launched	Benefits and unmet needs
Azacitadine	Oncology	Netherlands, Japan	Used to treat blood/bone marrow disorders including refractory anemia and chronic leukaemia. As a specialty generic drug, the product significantly lowers the cost of treatment for patients.
Abiraterone	Anti-cancer drug	China	Used in treating prostate cancer, this was the launch of the first Indian generic anti-cancer drug in China.
Generic version of Sapropterin Dihydrochloride tablet and powder	Phenylalanine hydroxylase activator	US	Offers financial support to patients by offering a co-pay card programme for eligible patients.
Icosapent Ethyl Capsules*	Severe Hypertriglyceridemia	US	Adjunct to diet, reduces triglyceride levels in adult patients with severe (≥ 500 mg/dL) hypertriglyceridemia.
VASOSTRICT® (vasopressin injection, USP)	Polypeptide hormone	US	Indicated to increase blood pressure in adults with vasodilatory shock who remain hypotensive despite fluids and catecholamines. This is an important product for patients especially marked as essential for COVID-19 care.
OTC drugs Fexofenadine HCl 180 mg & Pseudoephedrine HCl 240 mg ER tablets, / Allegra-D® 24 HR	Allergies	US	Over-the-counter oral antihistamine and nasal decongestant for the temporary relief of nasal and sinus congestion due to colds or allergies. This first-to-market launch as the only generic player is a testament to our deep capabilities and our continued efforts to bring high quality, affordable store-brand alternatives for our customers and patients.
Minoxidil/Mintop®/Mintop Eva®	Female pattern hair loss (FPHL)	India	Stimulates anagen growth and prolongs the phase, enhances microcirculation to hair follicles, and can reverse the process of androgenetic alopecia. FPHL is the most common cause of hair loss, which increases with advancing age, and in the post-menopausal phase.
Revlimid®/Reddy-Lenalidomide capsules	Multiple myeloma and MDS	Canada	Slows the growth of the cancer, and is a generic option available for this disease. Significantly helps to create greater patient access for this important drug, reducing healthcare costs in oncology.
Cabazitaxel	Oncology - Prostate cancer	Russia	Used for treatment of patients with hormone-refractory metastatic prostate cancer regimen. First wave launch in the market, enabling a generic version of drug for patients with prostate cancer.
Ibuclin Sachet	Anti-inflammatory	Russia	Symptomatic therapy of infectious and inflammatory disorders (common cold, influenza). This is a first to market launch for Dr. Reddy's, offering a convenient dosage form for patients.
Molnupiravir	COVID-19 treatment	Mauritius	The product offers treatment for patients infected with COVID-19. We are the first company to supply the product to the government in Mauritius in time before the third wave of COVID-19.
Brivaracetam (Briv+)	Epilepsy	India	This is an antiepileptic drug and adjunctive therapy that treats partial-onset seizures. We offer greater affordability to patients by reducing the cost of the medicine by 90% with a generic version of the approved drug.
Combination of Dapagliflozin & Metformin (daplo-m)	Type 2 diabetes mellitus	India	Improves glycemic control in adults with type 2 diabetes. We offer greater affordability by providing the drug at 25% of the patented drug prices through a generic version.

*Dr. Reddy's Icosapent Ethyl Capsules is not approved as an adjunct to maximally tolerated statin therapy to reduce the risk of myocardial infarction, stroke, coronary revascularization, and unstable angina requiring hospitalization in adult patients with elevated triglyceride (TG) levels (≥ 150 mg/dL) and established cardiovascular disease or diabetes mellitus and two or more additional risk factors for cardiovascular disease.

Limitations of Use: The effect of Icosapent Ethyl Capsules on the risk for pancreatitis in patients with severe hypertriglyceridemia has not been determined. Please see full prescribing information for details.

Meeting under-served needs in the Chinese market

- Vigabatrin sachets were identified as an urgent clinical need by China's Centre for Drug Evaluation. Dr. Reddy's was the first to file this product, and evaluation was done in parallel with the innovator. The product was approved in just 11 months, with approval granted in January 2022, and the first batch making its way to China recently.
- Dr. Reddy's is the first generic manufacturer of Deferasirox DT, with all three strengths approved in December 2021. We have also helped our manufacturing partner to get their first product approval in China and the first batch is expected to be supplied in 1-2 months.
- We are the first import route generic manufacturer for Atomoxetine capsules. This product was submitted for approvals under China's new regulatory process and was able to secure approval within the scheduled time by June 2022. The first batch is expected to be supplied in 1-2 months.
- The Chinese market is extremely cost competitive. We have chosen alternative API suppliers and have closed on a strategy for the drug Abiraterone that meets both cost-effectiveness and commercial continuity needs.

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Patient assistance and support

Dr. Reddy's has been committed to reducing the disease burden and helping the patient along the illness-to-wellness journey. Disease management has gained credence as a supplementary necessity that can lead to cure. In association with specialists like psychologists and nutritionists, we have pioneered a series of patient-centric initiatives catering to different patient groups and separate patient needs. Many of these initiatives are digitally delivered, with our digital transformation agenda driving our patient connect and their ease-of-use.

Sparsh: A financial assistance programme for underprivileged cancer patients

Cancer takes a brutal toll on the patient as well as on the family as the treatment is recurring, protracted and costly. Sparsh is an assistance programme that helps economically challenged patients complete their chemotherapy treatment. It makes available free chemotherapy and supportive care drugs that are a part of Dr. Reddy's portfolio. Run in assistance with oncologists/haematologists and operated under the direct supervision and coordination of the Global Distribution Centre and the Finance team, under Sparsh drugs are provided directly from the company's inventory. The support provided is not time-bound and can be availed until the patient requires treatment. In FY 2022, the Sparsh programme supported 2,422 patients, with 10,391 units dispensed to patients via healthcare professionals.

In the US, in October 2021, we went live with our patient support hub, developed in partnership with Cycle Pharma and operated by KnippeRx. In addition to help with paying for the drugs, the support hub also provides patient counselling, nutritional services and information for physicians, patients and their caregivers to better manage the disease. The platform offers a Sapropterin Support Programme for Patients with Phenylketonuria (PKU). Our Reddy2Assist Platform provides support for Reddy-Lenalidomide treatment and is a convenient one-stop access that assists prescribers and pharmacists in areas of qualification requirements, on-boarding and registration of patients.

Patient counselling

The beta Institute, a non-profit founded and sponsored by our German subsidiary betapharm, is hosting the biggest search platform on socioeconomic topics. Through betaWissen, a new and high-quality e-learning platform which contains classical medical topics as well as relevant health care related issues and German social law topics, we are strengthening the expertise in German pharmacies. In addition, our initiative betaCare (www.betaCare.de) has all the information and guidebooks online, with comprehensive socio-legal and psychosocial information for physicians, pharmacists, patients and their family members.

SVAAS: Serving more patients across their lives

India has a far lower average for outpatient visits than OECD (Organisation for Economic Co-operation and Development) countries. This is due to the hassles involved in outpatient care such as advance appointments, long queues, disaggregated setup for diagnostic tests and finally, physical sourcing of medicines. Further, the entire process is not covered by insurance, which again discourages early check-ups. SVAAS is a multi-service platform that aims to unify all these different services under a single umbrella. It makes available a curated set of doctors, diagnostics facilities and curated pharmacies, all of whom have been on-boarded onto the SVAAS platform. The service is being offered cashless in association with two insurance companies. This digital access platform also aims to connect with the National Digital Health Mission (NDHM) of the Government of India.

Dr. Reddy's with its credo of 'Good Health Can't Wait' is attempting to disrupt the inertia and patient reluctance that characterises OPD visits, with patients usually coming for reactive treatment rather than proactive health management through regular check-ups. The SVAAS platform was first piloted in Hyderabad and Vizag, and has now been taken to five more cities: Bengaluru, Pune, Chennai, Mumbai and Delhi. We aim to take more products onto this platform and to provide products for specific diseases.

Such innovative formats like the SVAAS platform are likely to drive healthcare and disease management in the future, within the interoperable framework provided by the NDHM.

> The generics division is investing heavily in digitising core processes like account management and marketing. We've created 'bots' (software programmes that perform automated, repetitive, pre-defined tasks) to scour across websites for information that we collate and distribute across appropriate departments. As more operations and sales move to digital channels, we continue to improve our finished goods output while reducing labour. Our initiatives include a direct-to-consumer program, using advanced APIs (application programming interfaces, or software intermediaries that allow different digital applications to communicate with each other) that will enable hospitals to order products directly from us through a secure portal. We're also partnering with companies (that use a digital platform to deliver accessible, affordable health care to consumers) to provide OTC and prescription products on their own rapid delivery platforms.
>
> **Marc Kikuchi** | Chief Executive Officer, North America Generics

Disease management initiatives to increase patients' awareness and disease control

Inflammatory Bowel Disease (IBD) is a chronic medical condition, which, if left untreated, may manifest into more severe conditions. India has the second-highest number of IBD patients in the world at 1.5 million, many of whom suffer from moderate to severe symptoms due to their indifference to maintaining the lifestyle protocols necessary for effective IBD management. To increase patient awareness and aid better disease management, Dr. Reddy's launched the Vega Club, a patient support initiative, in which gastroenterologists educate and counsel ulcerative colitis or IBD patients about the disease. The Vega Club initiative, which exists both in the digital and the physical format, has curated, informative videos from gastroenterologists, monthly touchpoints with doctors for query resolution and counselling.

Vega Club has proved to be hugely effective, with more than 26,000 unique visitors over the 14-month period of June 2021 to August 2022. It has seen a 245% growth in user base over the 10-month period spanning October 2021 to August 2022, on a baseline of 1100 users. Clearly, there is immense scope for improving the lives of IBD patients through such 'Beyond the Pill' initiatives.

Dr. Reddy's has also entered into a collaboration with Indian Medical Association (IMA) to improve patient care delivery in the areas of cough, fever and allergy. The initiative works through DocVidya, our proprietary content provider platform, and will equip physicians with the appropriate tools and information.

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Awareness building on dental caries among school children

To successfully reduce the disease burden, all sections of the population must be targeted. Cavities are a very common problem in India and affect more than 10 million people, of which over 52% is in the 3-18 years age group. Yet there is very low awareness about children's dental health. Our brand Cheerio, which is a low-fluoride toothpaste, with IDA-recommended fluoride content, is an alternative for preventing dental caries. We wanted to address the issue of low awareness and developed a dental health awareness programme for school children. The programme involved local dentists, who were enlisted to deliver talks at Cheerio Smile camps held across schools in certain identified areas. During the talks, good oral and dental hygiene practices were explained to the children and they were also made aware of the benefits of using Cheerio. Subsequently, Cheerio was suggested as an alternative for children affected by caries by their treating dentists, and it was ensured that the brand was available at local pharmacies in the vicinity of those schools. This helped to close the loop from awareness to treatment and healthy practice building.

1 NCBI

Health systems strengthening and sector-wide approaches (HSS/SWAps)

Dr. Reddy's Foundation for Health Education (DRFHE) is a unique initiative for stakeholder engagement to increase patient awareness and upskill healthcare providers. Through the initiative, we continue to educate and train health workers, and raise public awareness and collaborate with local stakeholders for local capacity building. DRFHE has impacted more than 5,00,000 healthcare stakeholders, including senior consultants, postgraduate doctor students, front office staff, nurses, and pharmacists. The programmes support has improved team morale, increased collaboration, higher productivity, exceptional patient experience, reduced medical litigation, and better patient outcomes. DRFHE supports stakeholders through multiple programmes including Awareness For Life, a lifestyle diseases awareness programme, Dietlogues (Digital Nutrition Service), a Medical Nutrition Therapy (MNT) through a digital platform, Abhilasha, a soft skills programme for nurses, programmes such as Manthan, Mantra, Inner Circle, Sangfroid, Samanubhooti to support doctors and enable optimal diagnosis.

Innovation and unflagging determination make us first to market Ciprodex in the US

CiproDex® is a novel eardrop formulation that combines the antibiotic Ciprofloxacin with the steroid Dexamethasone to treat ear infections. Dr. Reddy's is the only company that has a generic version of Ciprodex available in the US market. This milestone has been recently achieved after a decade worth of efforts.

Early on, Dr. Reddy's had decided to develop CiproDex as an affordable generic drug to help accelerate access to affordable medicines. A primary criterion for launch was to get regulatory approval for the generic application. As the drug is a sterile suspension product, made up of extremely fine steroid particles floating in an antibiotic solution, a clinical trial was the only initial option. The research team helped to devise a novel particle mapping solution. Developing a new methodology that would enable the generic version to demonstrate its efficacy and consistency, was also necessary, for CiproDex was a highly complex drug.

Many more innovations later, we finally launched our generic version of CiproDex in 2020. Our scientists and the larger team of nearly 100 members worked on this project for nearly ten years. In the end, the perseverance yielded great results.

COVID-19: Key initiatives

Launch of Sputnik-V vaccine and commercial scaling up

Dr. Reddy's Laboratories and the Russian Direct Investment Fund (RDIF) teamed up in September 2020 to conduct the Sputnik V clinical trials and distribute the vaccine in India. The two-dose Sputnik V vaccine received approval from the DCGI in April 2021 for restricted use in emergency situations in India. The trials, which were undertaken in Russia, India and UAE demonstrated an efficacy rate of 91.6% with consistent safety and immunogenicity results. After the clearance, we started a soft launch in Hyderabad on May 14, 2021, as a limited pilot. Following this, we got DCGI approval for the single-shot Sputnik Light vaccine in February 2022 as part of the national inoculation effort in the fight against COVID-19 in India.

Data supports that Sputnik V stimulates a strong neutralising antibody response to the Omicron variant, which is further boosted by Sputnik Light. We are working with RDIF to launch the vaccines in other markets as well.

Controlling disease impact, building COVID-appropriate behaviour

During the virulent second wave of the pandemic when the public health infrastructure was severely stretched, we did our bit to address the needs of communities. Split into two phases, the activities covered:

Phase I:

- Augmented medical facilities through step-down units (between ICU and general ward levels), sourcing ventilators, setting up oxygen plants.
- Provided ventilators, oxygen concentrators and medical supplies, including kits with COVID-19 therapeutic drugs to charitable hospitals across the country.
- Supported State Governments of Telangana, Andhra Pradesh, Himachal Pradesh with several thousands of medicines as per COVID-19 protocol

Phase II:

- Focus shifted from crisis management to changing public behaviour and promoting large-scale vaccination.
- Strengthened community awareness, surveillance, screening and triaging through front-line workers. Provided counselling for reducing vaccine hesitancy and strengthening vaccine delivery.
- Improved access to testing services by providing RAT kits to charitable hospitals, SuB centers and PHCs.
- Supported home-care management of patients by working in coordination with district health department and charitable hospitals.
- Strengthened Government isolation centers by providing medical supplies, clinical protocols and also tele-consultation.
- Provided emergency referral transport facility.

Donating critical care drugs

During the peaking of the COVID-19 waves, India had lakhs of patients who were critically ill. Their families often faced desperate situations as critical care facilities were in short supply, emergency drugs had disappeared from the market or were being sold at exorbitant prices. During those dark days of national calamity, Dr. Reddy's stepped in to provide critical care COVID-19 drugs to needy patients. In FY2022, we donated 4,800 units of Redyx, our branded product for the drug Remdesivir, which was a broad-spectrum antiviral medication being administered to critically ill COVID-19 patients. It benefited 960 patients. Likewise, we donated 166,280 units of 2-Deoxy-D-Glucose (2DG), another antiviral drug which was found to be effective in treating COVID-19 and benefited 16,628 patients. These interventions helped to lessen the crisis around drug availability and helped further our access and affordability goals.



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Therapeutics

We took an Open Innovation approach to handle the COVID-19 crisis and were successful in developing a comprehensive response. Through collaborations with top global innovator institutes, we were able to bring some of the most effective COVID-19 therapeutics to India. Our role covered clinical programmes and technology transfer to our manufacturing site(s) involved in working on these products including the conduct of clinical trials and regulatory pathways for approval with local regulatory bodies. These products have subsequently been commercialised in several countries apart from India.

These product development efforts led to significant societal impact in the form of product access during one of the worst crises that humanity has ever faced, paving the path for us to work closely with innovator companies, governments and other companies to bring solutions for large-scale healthcare crises, with rapid development and efficient roll out. We touched more than 5 million lives across Asia through our COVID-19 therapeutics portfolio.

Remdesivir (Redyx®)
Partner: Gilead Sciences
Scaled up production and capacity and currently sold in India. Moderate to severe

Favipiravir (Avignan®)
Partner: FUJIFILM Toyama Chemical Co.
Launched in India and a few other countries.
Mild to moderate

2-Deoxy-d-Glucose (2-DG)
Partner: DRDO (INMAS)
Launched in India Moderate to severe

Molnupiravir
Partner: Merck Sharp & Dohme Under non-exclusive licensing agreement Mild to moderate

Sputnik Vaccine
Partner: RDIF
Launched double dose of Sputnik V in India and received DCGI approval for single dose of Sputnik Light

Baricitinib
Partner: Eli Lilly
Launched under non-exclusive licensing agreement
Moderate to severe

Other drugs
We also worked on repurposing other COVID-19 treatment drugs. Mild, moderate, severe, and critical conditions.

Giving our patients a reason to smile

Avantika's* sister suffered from an extremely rare condition called pulmonary arterial hypertension (PAH). It was a chronic condition causing high blood pressure in the lungs' arteries. Normally the drugs for this treatment are imported, but her sister's case needed urgent attention. Avantika reached out to us as we were the only company in India that manufactured generic Treprostinil to treat PAH, classified as an orphan drug for the US and European markets.

But we were in a bind as we could only supply the drug within India with the approval of Drugs Controller General of India (DCGI). Bhawna Gupta, our Liaisoning Lead, took up the challenge and offered Avantika the help she needed. She got the assistance needed to present her sister's case to the DCGI. "We acted as a background moderator to guide Avantika through the process," says Bhawna. "This included everything from drafting appropriate emails, providing necessary documentation and approaching the right people at the right time. I was liaising with DCGI officials the entire time to encourage them to consider Avantika's request on priority basis."

Within just 48 hours of making the request, the DCGI gave Avantika permission to source Treprostinil from us in India on a one-off basis. "Prima facie, the matter seemed impossible, but the patient was critical," says Naresh Sidramappa Tondare, Dr. Reddy's' Regulatory Head – India. "We took it up as a challenge, and through a clear strategy, we aligned all the stakeholders one by one." Several teams were involved to first get the request out to DGCI and to fulfill it once the approval came through. The cross-functional teams included business development, regulatory, legal and supply chain, all of whom truly came through for Avantika. We find joy in bringing a smile on our patients' faces and that is why we do what we do. It's why 'Good Health Can't Wait'.

Our people

Our people are our greatest strength and the environment we create for them is instrumental in achieving success. We make the effort to provide a meaningful experience that inspires our workforce to do their best and help us build and deliver innovative healthcare solutions.
We welcome unique skills and abilities, and diverse perspectives, knowing it adds to our rich culture where people bring in a fresh infusion of thoughts and ideas. Our goal is to create an engaged, inclusive and collaborative organisational culture where all our people feel valued, heard and accepted. We will always prioritise their safety, health and wellbeing and invest in their growth. Relying on the best of available technologies and capability building options, we use our physical and virtual learning platforms to encourage curious minds.



> The pharma industry in India is poised to play an even larger role in contributing to healthcare, to the economy, to innovation and to sustainable growth going forward. Our impact on all stakeholders matters—people in the company, our partners, communities that we are a part of, and, of course, the planet. We have recently announced our ESG vision for 2030 where 4 out of the 14 goals are focused on the diversity, equity and inclusion of our people. We have always put a premium on company culture and living our values, retaining our emphasis on doing things the right way, creating leaders of the future, and ensuring that our workforce is a reflection of the wider society we live in. While we continue to skill for the future, building talent, raising the quality of pharma education and skills, and improving livelihoods—this is an ongoing journey and there is a lot to be done. Changing mindsets, facilitating a broader view of diversity and inclusion, making employee well-being and employee volunteerism a part of work culture are all long-term goals.
>
> **Archana Bhaskar** | Chief Human Resources Officer

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Employee-focused goals

Equity and fairness for all
By 2025, living wages for every worker on our premises

Leading with diversity
By 2030, at least 35% women in senior leadership positions

Driving greater inclusion
By 2030, our workforce will include at least 3% of people with disabilities (PwDs)

Building the workforce of tomorrow
By 2035, gender parity across the organisation

Employee health and safety

At Dr. Reddy's, employees' Health and Safety encompasses a wide range of areas including occupational health and safety, COVID-19 specific safety initiatives, road safety and women's safety. Occupational Health & Safety remains one of the material issues from our stakeholders and business point of view. We have developed and integrated a Safety, Health and Environment (SHE) policy that governs our employees and applies to all our research, production operations, and business facilities. It is also extended to all our subsidiaries, joint ventures, licensees, and other business associates, as applicable. Suppliers and vendors are also encouraged to adopt safe, healthy, and environmentally responsible practices.

Seventy percent of our formulations units have been certified under ISO 45001 (the international standard for occupational health and safety). We have developed and implemented strong Health and Safety systems (H&S) at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually. We work to achieve 'Goal Zero' in terms of incidents, injuries to people, and damage to the environment. All our employees, including permanent workers and contractors, are trained on occupational health and safety, specific work-related hazards, hazardous activities and situations.

All our manufacturing facilities have an on-site emergency plan that includes emergency preparedness, with the long-term goal of keeping our business up and running. The plan is revised annually, and all credible scenarios are part of the plan, including frequent mock drills and full-site evacuation drills for concerns like fire and chemical spills. A copy of the updated plan is submitted to the factory inspector as a legal requirement. A well-equipped Emergency Response Team (ERT), our incident management team trained in fire-fighting and rescue operations, is present at each location, for each shift. They are the first line of defence, followed by fire safety teams at clusters as the second line of defence, and mutual aid partners including neighbouring industries, our cluster fire station, or the local government fire station as the third line of defence. All the locations are equipped with first aid kits, over and above the legal requirements.

Our manufacturing units regularly work with hazardous chemicals and stringent process safety measures are always followed. Ensuring employee health and safety is our topmost priority and we uncompromisingly conform to our safety protocols. We are also seeing improved health and safety through our future-oriented digital initiatives such as Industry Internet of Things, where centralised, automated and dynamic control helps to proactively reduce risks and hazards.

Bringing good health practices into our employees' lives

The My Health Index (MHI) programme demonstrates how we apply our credo of Good Health Can't Wait for our employees and their families. It monitors their health across three stages – pre-intervention, intervention and post-intervention evaluation. Their health parameters are mapped and risk profiling is done, and accordingly the next courses of action are determined, with interventions, specialist interaction, information-sharing, counselling done on need basis.

Since 2019, MHI has seen a consistent health improvement of 12% year-on-year despite the pandemic. In FY 2022, post the Delta wave of COVID-19, a self-declaration survey of employee and their families' comorbidities was done. Based on this, the overall employee disease burden was assessed as 6.7%. Telephonic consultation and lifestyle intervention and counselling were done for comorbid employees and their families.

15,688 consultations were done during the year for diet and fitness-related issues. Key employee health parameters improved with 37% reporting improved blood pressure and more than 51% with improved blood sugar levels. Doctors and other specialists are involved in conducting information-sharing sessions. For instance, during the COVID-19 second wave, we partnered with doctors to create awareness on Mucormycosis/Black Fungus, and the implications of COVID-19 on cardiovascular disease and damage.

A breast cancer screening camp was also organised for our women employees and their women family members aged above 30 years. The state-of-the-art iBreastExam screening device was used and a webinar on 'Breast Cancer Awareness- Busting the Myths' was held to raise awareness about the importance of early detection of the disease and the process of self-examination.

200+
Breast cancer screenings

3 locations
3 days

279
Active participants

MSI 4.0: Securely aligning organisational goals with employee goals to ensure effective implementation

My Sustainability Index 4.0 shows the fruits of evolution and learning that have been gained through the earlier three versions of MSI. The Index tracks employee progress across the three tracks of culture, systems and processes and sustainability. The index has granular level activities identified which the employee is expected to complete based on the role and responsibilities attached to his position. The activities differ as per role and as per the activity track. Every employee is scored based on their efficacy in completing the identified activities. The respective unit leaders are responsible for the evaluation and scoring, with bonus marks given for proactive work.

The individual targets and activities are aligned with unit-level targets, which are cascaded from the macro-level, company-wide targets. For instance, for the Sustainability track, reducing specific water consumption by 5% YoY and using zero freshwater for utilities and gardening, are unit-level targets. These are, in turn, aligned with company-wide yearly targets for reducing freshwater withdrawals.

By aligning individual employees' scope of action with every unit-level target, implementation, accountability and responsibility get addressed, all at once.

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Well-being

We launched our global New Horizons Well-being Programme (NHWP), a 7-month comprehensive programme that provides the education, tools and practices to participating colleagues to make well-being a priority. Focusing on the four key pillars of physical, psychological, relational and spiritual, the programme includes the families of colleagues to encourage higher adoption of healthy habits and practices.

We received Gold Level Recognition in the American Heart Association (AHA) Workplace Health Achievement Index in the US for the 2nd year in a row—a result of our sustained efforts to build a culture of health and well-being at our workplace.

International health & security

Dr. Reddy's has a medical and security services agreement with International SOS, the world's leading medical and travel security risk services company. This agreement reinforces the health and safety of our mobile workers, international assignees and their dependants by giving them access to country-specific risk ratings, expert medical and travel security advice or referral, and 24/7 assistance prior to travel, during travel, and in the event of an incident. This service was of great use during the COVID-19 pandemic as we could access expert advice for our managers, who in turn, were responsible for the health, security and well-being of domestic employees, international assignees, and business travellers. This service was accessible for us via International SOS 24/7 Assistance Centres. This is one of the many ways in which Dr. Reddy's fulfils the United Nation 2030 Sustainable Development Goal 3.8: Access to Quality Essential Healthcare Services.

Safety Performance

0
Fatalities

0.17
Lost Time Injury Frequency Rate (LTIFR)

7.3
Lost Time Injury Severity Rate (LTISR)

0
Occupational Illness Frequency Rate (OIFR)

Gender Diversity

As a pharma company, our patients are the very reason for our existence. Remaining patient-centric also means having a diverse workforce that represents the people we serve. Their diversity across genders, ethnicities, race and colour becomes our strength as they bring in a variety of perspectives. The diversity, inclusion and equity sustainability goals that we have set for ourselves—of 35% women in leadership, of 3% differently abled people in our workforce, of fair wages for our contracted staff and of complete gender parity—represents the kind of organisation that Dr. Reddy's wants to become. In FY 2022, out of our total hiring of 6885 people, 1267 were women. At 18.4%, this is 3.4% higher than last year, and reflects our ambition to move to a gender balanced workplace.

- **Chrysalis:** Our flagship leadership programme for women in mid-management, Chrysalis focuses on high-potential employees, who are trained for senior roles. The programme is nine months long and includes group projects, soft skills enhancement, peer learning, mentoring by senior leaders and sessions on self-awareness and personal effectiveness.
- **Fantastic Five:** Our effort to increase gender parity needs to address 'perceived' barriers within roles. Roles in manufacturing and operations are vulnerable to such 'perceptional' barriers. Our Biologics division runs the Fantastic Five programme to groom potential pathbreakers for lead roles. Over a year, five women employees undergo technical and behavioural training to equip them to handle shift operations, compliance and documentation, inspections and investigations.
- **Women's Inclusion Network (WIN):** Run by our North America team, this programme takes a supportive approach towards women facing need gaps at different stages of their careers. With support being provided in the form of education, engagement and empowerment, these women can then realise their potential effectively, helping the organisation to also achieve its objectives. The WIN team has 45 colleagues including men, with 10 women on the leadership team.
- **Women's Safety Ambassadorship (WSA) programme:** Making workplaces and environments safe and inclusive for women, is key to ensuring gender parity and equitable career growth. The WSA programme attempts to do this in several ways. By providing awareness sessions, training in self-defence techniques, and sensitising on how to handle challenging situations, the programme builds women's strengths on the whole to give them better control of their own safety.

Inclusion

As a member of the Valuable 500, we are a part of 500 national and multinational corporations across 64 sectors and 41 countries that are committed to disability inclusion at board level. We support their mission to use the power of business to drive lasting change for the 1.3 billion people around the world that are living with a disability. We have committed to provide a platform to more persons living with disabilities worldwide, with a goal to increase the representation of disabled people to 3% of our workforce by 2030. Our chairman serves on the Skill Council for People with Disability (SCPwD) governing board and taskforce.

We continue to work on making our organisation more diverse, inclusive and safe for our colleagues through our policies such as extension of insurance to same-sex partners and gender-reassignment surgery. Every quarter, we celebrate different kinds of diversity in the organisation with our newsletter Rainbow Beats, highlighting stories of courage, achievement and professionalism displayed by our colleagues.



SMT Initiative: Providing a platform for transformation

The Self-Managed Teams (SMT) initiative run by Dr. Reddy's combines workforce development, community upliftment and youth empowerment, all of which are critical areas for making change. Over the past 19 years, SMT has been instrumental in training over 4000 youth, and moulding them in ways that make them suitable for introduction into mainstream professional life. SMT consists of a series of focused programmes covering technical and communication skills, team building, creativity and problem solving. A patient-centric perspective and a team-oriented approach are deeply embedded in the training and the youth are employed as skilled technicians either at Dr. Reddy's or at other pharma companies. So far, 30 batches have completed the 45-day trainings.

Lakshmi Durga M: Belonging to the SMT batch of 2002, Lakshmi completed BSc in Special Drug Sciences and worked in Packing and Production as Area Leader. Following that, she completed MSc in Chemistry and worked as a Senior Executive-Quality Control in the role of a Microbiologist. She grew to become an Assistant Manager- Quality Control, and currently works with Dr. Reddy's active pharmaceutical ingredients (API) facility CTO 6 and SEZ as the Programme Manager for Capability Building. After having started out as trainee via the SMT launchpad, today Lakshmi is responsibility for identifying and preparing new talent for the company. Life has come a full circle.

Srinivas: Started with the SMT Batch of 2002, Srinivas began his career with Dr. Reddy's' Warehousing division. Between 2005-08, he followed up his Bachelor's degree with a Master's and joined Apotex as Senior Manager, Procurement, with responsibilities for multi-site procurement. In the following years, his role became further specialised as he returned to Dr. Reddy's as Assistant Manager, Strategic Sourcing (IPDO) and was entrusted with sourcing for API's and Development Molecules. After building varied experience in strategic sourcing and vendor management, he is now employed with Pfizer and handles external supply sourcing and various aspects of procurement. His growth path symbolises the value of the SMT platform and its immense contribution as a facilitator for the youth whose life circumstances hinder their growth.

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#Break the Bias: The first step to conquering challenges is believing in possibilities. Our #Break the Bias programme amplifies the voice of our women colleagues, spread across Dr. Reddy's facilities around the globe, and shares their own unique view on how they are breaking biases to come closer to realising their dreams and building a more equal workplace and society.

I think I'm breaking the bias every day. For me, it is important to grow the business and I don't reflect that I'm a woman appointed as the Head of Nordics. It is about doing business and creating a profitable future. But I think the most beneficial way for a company is equity. I'm the first woman in the European team appointed as a country Head. I hope there will be more women in my position.

JENNY HANDELEK
Head of Nordics, European Generics
Location: Stockholm, Sweden

"I have the privilege to work alongside strong female leaders who inspire and challenge me every day. It is heart warming to see the progress which has been made so far to #BreakTheBias, but we need to continue working together to create a truly gender-equal world, equitable and inclusive, free of stereotypes and discrimination.

ANNA AILLERIE
Key Brand Management Lead, Europe
Location: Switzerland

I joined Dr. Reddy's as a fresher with a B. Pharmacy qualification. I never ever faced any bias in my workplace, and have always been treated equally and have felt extra care. Certainly women working in production face challenges like critical product handling, physical work, distance to canteens or washroom. A woman can do multitasking and can overcome all challenges with self-confidence and passion.

P.G. DIVYA SRI
Team leader-Manufacturing, FTOX
Location: Bachupally, Hyderabad, Indin

In my role at DRL, I have the ability to break the bias every day. We are examining our processes within Talent Acquisition and identifying where we can remove bias and encourage diversity, inclusion, equity and belonging. From removing any gendered language from our job descriptions to partnering with job boards that encourage applications from all backgrounds to ensuring our benefits programmes support the needs of all employees, we have the ability to make a systemic impact on the organisation.

ABIGAIL BLUNDA
Lead, HR-Talent and HR Operations, North America Human Resources
Location: Princeton, New Jersey

I think I'm breaking the bias every day by never thinking that I can't do something just because I'm a woman. The number of women scientists on our site has definitely gone up so I am optimistic for the future!

CHRISTEL KRONIG
Sr. Analytical Scientist Analytical R&D, IPDO Cambridge
Location Cambridge, UK

Equity and fair pay

We recognise that raising living standards and fair treatment to workers (including fair pay) is not just a moral imperative, but the key to a sustainable organisation. We are committed to ensuring every worker on our premises is paid a living wage, and we have announced 100% living wages for our extended workforce by 2030. This is in line with our overall commitment to the UN SDGs focusing on reducing inequality, ending poverty and hunger, and ensuring decent work, economic growth, good health and well-being.

Employee Engagement

We ensure structured and periodic communications with employees on aspects related to business environment, company affairs, and recent developments, through open house and quarterly communications. Our ongoing effort is to maintain two-way engagement with colleagues globally and our engagement ranges from providing the latest and updated information on company and industry developments, avenues for employee voice to capability building, recognition and celebrations. In FY 2022, 100% of our employees were part of our performance appraisal process.

Since 2020, we have been building leadership behaviours we consider essential to the success of our organisation through our ASPIRE framework—focusing on an aspirational growth mindset, speed and rigour in execution, people leadership, innovation, being results-driven, and having an excellence focus. In the new normal, there is also a need to gauge employee engagement in real time. To enable this, we launched 'Heartbeat'—our in-house real-time internal engagement platform that measures engagement levels on an everyday basis across different dimensions. Insights are made available to managers to view feedback.

Since the announcement of our renewed ESG goals in June 2022, we have been engaging our employees on the ESG agenda through a focused internal communications campaign. As an important step to building a conscious workforce, we believe employees must know why the company is focusing on ESG, and that they play a role in supporting the company goals and mission. Our leadership shares their vision and strategy with individual teams, opening up a conversation around ESG in the company, and connecting our purpose, values, and intention to be a sustainability leader.

Learning and development (L&D)

The pandemic disrupted business models, and also changed the kind of skills that would be relevant for present and future business needs. That tectonic shift has endured and nearly every function has become much more digital-driven. The L&D function has thus evolved to become a business partner that is tasked with understanding and delivering for diverse business needs. Today L&D specialists are required to resort to design learning that focus on delivering individual learning, and are tailor-made for specific needs, learning abilities and outcomes. L&D specialists work with business and management leaders to assess a very wide variety of role-specific skill requirements that the new normal has introduced.

Over the year, specific programmes were launched to support our strategic approach to L&D, spurred by the capability-building agenda. We leveraged our learning platform to update the content as per the latest industry standards and provide a more convenient means of delivery to ingrain a culture of learning at Dr. Reddy's.

- The understanding of the ASPIRE culture in the organisation was strengthened by launching podcasts and playbooks.
- People Development Week was organised in November 2021
- Our flagship digital capability-building programme, Digital Ninja, which was launched earlier this year, had over 25,000 course completions, and we now have more than 1370 digital Ninjas across the organisation. In addition, the Digital Transformation Programme for 100 leaders across 16 teams was launched.

150
Speakers

1,370+
Digital Ninjas

125
Delivered sessions across organisation

24,000
Views

16
Teams underwent Digital Transformation Programme for 100 leaders

25,000+
LinkedIn course completions

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- To adopt Dr. Reddy's approach to excellence and integrating the Strategy Development Plan (SDP) and Lean Daily Management (LDM) into daily operations, we introduced Kaizen Optimizer as a digital tool.
- We continued to focus on developing a strong cadre by conducting rigorous assessments for senior and middle management. Following this, cross-functional key talent interactions with leaders, cross-BU projects, peer interactions, and stretch assignments were employed to position key talent for 'destination roles.'
- To ensure that roles critical to business delivery are filled with effective talent, the Talent to Value process, which was previously launched in India, has been expanded to North America and Emerging Markets.
- Employees received learning opportunities through short-term projects called Internal Gigs to strengthen avenues of internal talent mobility.
- To develop socially conscious leaders, our flagship Young Leaders Programme (YLP) now includes a two-week rural stint. A group of 45 young leaders worked in rural NCR, Wardha, and Vizianagaram with the frontline teams of NICE Foundation and Naandi. In its third year running, YLP takes participants through a 15-month journey to becoming future leaders.
- We strengthened our volunteering efforts, increasing opportunities for our employees to volunteer virtually via the 'Goodera' platform launched last year. This saw participation from 225 employees in 20 online events, and volunteering weeks conducted in FY 2022.

The responsibility leaders have to lead by example has never been more necessary than in these uncertain times. Our New Horizons Leadership Programme (NHLP) completed a decade of existence this year. It is our longest running global leadership programme, and its three focus areas of 'Lead Self', 'Lead Others' and 'Lead from Purpose' were particularly relevant this year. Leaders have to become role models as they show the way, by managing themselves and their teams in ways that balance new exigencies without deviating from the core objectives of their work. A key principle followed in NHLP is to link personal transformation to business results, with participating leaders undertaking a high-impact business project (BTP) with built-in stretch and challenges that both help in personal learnings and breakthrough business results. Around 30 leaders were part of the NHLP in FY 2022.

New Horizons Management Programme (NHMP) is another flagship management development programme for the middle management. The learning journey consists of 28 weeks and the focus is to enable participants to achieve personal excellence, thereby contributing to business excellence. During the 28-week journey, participants go through 8 days of instructor-led programmes, e-learning modules and also take up action learning projects. In FY2022, 110 people participated in 5 batches. Typical programme outcomes lead to greater cost efficiencies and cycle time reduction leading to speedier delivery, learning to influence without authority, understanding one's own personality and that of people around, and greater mindfulness.

12
Months

5
Core facilitators associated with NHLP since inception

5
Foundational leadership practices

12
Days in 3 off-site forums

3
Main forums (lead self, lead others and lead from purpose)

Sustainability Ambassador Programme

SUSTAINABLE DEVELOPMENT GOALS

Our marquee programme is designed to popularise employee-driven change-making across different dimensions of sustainability, both within and outside the organisational boundaries. It creates a self-perpetuating mechanism as employees act as practitioners and influencers, helping to build knowledge, capabilities and capacities. They create collaborative networks that become pathways for participative change, as many join in to multiply the good they see. Sustainability Ambassadors are constantly looking to add value to their respective initiative by building collaborations, amplifying core sustainability objectives of the company, sharing best practices, and inspiring more employees to participate as ambassadors.

The programme works across areas of high material significance for Dr Reddy's and each of the six focus areas are well aligned with the UN Sustainable Development Goals.

How the programmes are planned

Activity	Outcome
Capacity-building workshops to develop Sustainability Ambassadors	Training and certification of ambassadors
Driving awareness through sessions; forming task force to understand current state of system, identify potential areas for improvement, site development plans and initiatives	Internal audits, other monitoring and assessment methodologies
Implement incremental improvements, monitor and verify savings	Rewards and recognition

From the frontlines, driving change bottom-up and across

The Sustainability Ambassadors (SAs) work with employees, internal and external stakeholders, and communities at large to drive awareness and behavioural change. Change is rarely easy, and more so when they involve well-entrenched habits around water and fuel use, health and road safety, to name some. The SAs are largely to be credited for the widespread impact that Dr Reddy's sustainability initiatives have had on the people they work with.

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Waste Management Ambassador

To sensitize about waste management and 3R (Reduce, Reuse and Recycle) principles.

91
Active ambassadors

How Waste Ambassadors help

- Build capabilities
- Integrate management support and facilitate the process to review policies, processes and governance

Water Management Ambassador

To build awareness on water conservation, reuse, recycle and water harvesting interventions.

94
Active ambassadors

How Water Ambassadors help

- Build capabilities
- Raises awareness within and beyond the fence.
- Forms taskforce for monitoring, audit and opportunity identification

17,475 KL
saved

Women's Safety Ambassador

To empower our female employees and girl students through self defence training.

21
Active ambassadors

How Women's Safety Ambassadors help

- Raise awareness on self defence techniques
- Conduct women safety sessions for employees
- Organise fire-side chat sessions with women leaders
- Motivate and develop more women ambassadors

Health Ambassador

To promote good health and well-being by creating an awareness on how to maintain a healthy lifestyle.

74
Active ambassadors

How Health Ambassadors help

- Raise awareness on health and safety hazards
- Conduct periodic fitness sessions
- Organise sessions with Happiness Coaches

Energy Management Ambassador

Build awareness on energy conservation and create agents who can proactively identify avenues to enhance energy efficiencies.

49
Active ambassadors

How Energy Ambassadors help

- Build capabilities
- Identifies, curates and implements energy savings and efficiency opportunities

1,510
Employees & schoolchildren trained

Road Safety Ambassador

To create awareness on the various facets of road safety and driving behaviour.

256
Active ambassadors

How Road Safety Ambassadors help

- Conduct defensive driving trainings and evaluate drivers
- Create awareness
- Conduct surprise checks and highlights non-qualifying drivers/vehicles
- Certify training agencies

Impact stories

Since becoming a Womens' Safety Ambassador, Reshma has trained more than 636 women and, in the process, gained a lot of confidence and public speaking skills, something she lacked earlier. The physical training that she carries out has made her strong, alert and more in control and she feels she can now handle any kind of situation. Today, she aspires to train school and college students to help them become more confident about handling their own safety.

Ravindra, Khambampati Srinivas, Vijay are Water Ambassadors at the chemical manufacturing facility CTO-2 unit which mostly uses RO water and water sourced from the River Manjeera, for production. Both are scarce and expensive resources, and it was important to keep a check on even the smallest bit of wastage. This three-member team designed a project to first monitor how the water from these two sources were being used. Flow meters were installed for this purpose and maximum use areas were identified. These identified areas were then controlled through installation of water saving devices, along with increased sensitisation of users. Even the parameters of the water treatment plant were altered to minimise avoidable backwashes and RO rejects. Overall, significant efficiencies were driven through all the systems, in order to fully optimise use.

Energy Stewardship, an outcome of the Energy Ambassador Programme

A demonstrable outcome of the workshop, the engineering team at our formulations manufacturing facility FTO-2 has successfully optimised the chilled water flow rate by reducing VFD (Variable Frequency Drive) on the pumping system by 10%, which has enabled significant energy savings.

Srinivasraju joined as an Energy Ambassador and has since been able to facilitate the identification and implementation of energy saving projects at formulations manufacturing facility FTO-3 with annual savings potential of ₹ 1.3 crore.

Supporting communities

We continue to partner with our communities in improving the quality of lives through better healthcare, sanitation, public utilities and education. Dr. Reddy's has kept alive the spirit of social change that our founder Dr. Anji Reddy passionately believed in. Along with partner NGOs including Dr. Reddy's Foundation (DRF), Naandi Foundation, NICE Foundation, and Roshni Trust, we have taken a long-term approach towards tackling many of the developmental problems that India faces. Issues such as the provision of good-quality education; community health; skill-based training and employment opportunities for the youth; livelihood skilling and placement for the differently abled, training of farmers on environment-supportive agricultural practices all reflect deep-rooted systemic challenges. Dr. Reddy's has long-running programmes in each of these areas, and the progress we have made has created value for both the beneficiaries and the company and its stakeholders. All our philanthropic activities are in alignment with the UN SDGs.

Education

In partnership with Dr. Reddy's Foundation, Dr. Reddy's supports high-quality vocational, skill-based and technical education at the school level to help supplement the public education system.



Kallam Anji Reddy Vidyalaya

Set up in 2001, this Hyderabad-based co-education school has over 2023 students from Kindergarten to Grade 10. Children who graduate Grade 10 are assisted to get admission in government / private / vocational junior colleges.



Kallam Anji Reddy Vocational Junior College

The college offers two-year vocational courses for students who have completed secondary school. Each year, close to 500 students are trained. Bridge courses in STEM subjects are also offered to those students who want to enrol directly into regular engineering degree courses. In this way, beyond vocational courses, the college also facilitates higher education for bright students who are interested in pursuing Science but do not have the means of completing the regular higher-secondary school route. In FY 2022, 602 students were trained through the college.

School Improvement Programme

This 10-year old programme covering primary and secondary school education when instated had a limited scope of providing good-quality education to children in 11 schools around Dr. Reddy's' Bachupally facility. Today, this educational programme covers as many as 229 schools across Andhra Pradesh and Telangana and has an impact on the lives of 65,000+ students.



Community health

Increasing involvement with public health sits squarely in the middle of Dr. Reddy's' ambitious goals of increasing access and affordability for good-quality healthcare. The World Health Organisation has identified 40 diseases as emergencies, including a mix of pandemics, endemics, neglected diseases and others based on disease burden.

Through our community outreach initiatives, we try to reduce the disease burden by spreading information on good health practices and by making basic healthcare more easily available. Our Community Health Intervention Programme (CHIP) was started with the objective of providing door-step primary healthcare services to rural communities. These communities often have very low levels of awareness on health, hygiene and disease management practices, which is further compounded by poverty, poor diet and low levels of nutrition and negligible access to primary healthcare.

CHIP, implemented in partnership with NICE Foundation, focuses on the delivery of primary healthcare, which also includes maternal and neonatal healthcare.

The programme converges with the government healthcare machinery to ensure better utilisation of existing capacities and more effective reach. Community leaders, village-level panchayat members, frontline workers like ASHA, ANM and Anganwadi staff are all involved and mobilised. Community participation is ensured by forming a group of community volunteers who are actively engaged with the programme.

A key aspect of CHIP is proactive health management, for which awareness generation activities are held and information provided on appropriate health behaviours. The CHIP team regularly conducts one-on-one counselling sessions, focus group discussions in communities and awareness sessions in schools.

The programme has had positive long-term impact by reducing the disease burden on families and villages, and ultimately on the severely stretched public healthcare systems in rural India. With early diagnosis and timely remediation general well-being is promoted and the financial impact on families is severely reduced.

Dr. Reddy's works to empower India's youth by reducing the barriers for disadvantaged groups and adequately training and skilling them. The country's demographic dividend is a goldmine waiting to be leveraged. However, the said dividend has fallen short of its promise due to the high percentage of unskilled youth in our population. Only 5% of Indian youth within the employable age are skilled. Dr. Reddy's addresses this key developmental gap through our GROW and GROW PwD programmes.



In FY 2022, nearly 1,04,930 individuals accessed treatment and care under CHIP, representing more than 53% of the population of the areas served. Currently, the programme is being run in 155 villages of Andhra Pradesh.

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Youth empowerment and inclusion

GROW

Skill development centres run 55-day training programmes on "core employability skills" like communicative English, digital literacy and aptitude, ensuring that there is significant skill shift among the trainees. Consistent high-quality of the training is ensured through a certified IT platform, which maps the entire cycle of the programme, with an analytics-driven matchmaking engine helping to map young aspirants to career tracks that are aligned with their aspirations. The initiative also provides placement assistance, and in its two decade-long existence GROW has helped more than 4 lakh youth find employment.

The GROW digital platform supplements the frontal efforts of the GROW programme by delivery of learning. Certified trainers are used to deliver virtual skill trainings and to ensure that the fundamental programme objectives are met. The digital platform significantly increases the programme's reach. In FY 2022, 480 youth were trained through the GROW programme.

GROW PwD

This programme covers people with disabilities within the 18-35 years age band including physical, speech and hearing disabilities, vision impairment and intellectual disability. Through the 'core employability skills' training programme, participants are trained on communication, soft skills, aptitude, computer operations, sector readiness and interview skills, with the intent of preparing them for mainstream employment. In FY 2022, 378 youth were trained through the GROW PwD programme.



Improving farmers' lives

Dr. Reddy's' farmer-focused initiatives MITRA (Making Integrated Transformation through Resourceful Agriculture) and ACE (Climate Action and Environment) have two defined goals.

Both these initiatives use the same Lead Farmer Platform (LFP) to engage farmers. THE LFP is developed through active involvement of the farmers community and other village-level institutions, who are involved in the selection of their lead farmers and in the sustenance of the platform. The LFP helps in promotion of new and improved agricultural practices.

MITRA

Making Integrated Transformation through Resourceful Agriculture (MITRA) assists small and marginal farmers by providing information and guidance on four critical aspects of crop cultivation:

- Irrigation and water management: Through improved understanding of water conservation, budgeting, groundwater irrigation and appropriate crop planning.
- Input services and supplies: Through speedy information sharing and by serving as a last-mile agricultural extension delivery channel that helps farmers access public extension facilities.
- Enhancing digital and financial literacy: Enabling them to independently handle digital tools and keeping them updated on the latest agronomy practices.
- Support technology and knowledge dissemination: By helping to create and propagate lead and fellow farmer groups where latest developments, common learnings are shared and best practices can be popularised. Provide platforms for engaging with agri-scientists so that lab-to-field implementation and impact gets accelerated.

MITRA has helped to increase the supply of knowledge available to farmers by promoting supportive peer groups and by bridging the last-mile delivery gap between farmers and existing government extension infrastructure. The initiative has positively impacted the lives of 54,741 farmers, helping increase their average earnings by approximately ₹10,000 per acre.

> Growth has to be counterbalanced with sustainable manufacturing and our move towards water security, lower emissions, and net zero. Addressing the emergent and important need to focus on climate change, we set up the Action for Climate and Environment (ACE) programme in 2021 to promote and implement climate friendly agriculture practices and increase resilience to climate change. Under ACE, Dr. Reddy's Foundation has helped shift 5875 acres from Transplanted Rice (TPR) to Direct Seeded Rice (DSR), and 8000 acres from traditional farming to zero tillage, helping reduce emissions by 9600 tonnes of CO_2 equivalent, and recharging multiple borewells and saving 57,00,000 kilolitres of water."
>
> **Satish Reddy** | Chairman

Climate Action and Environment (ACE)

ACE represents a one-of-its-kind initiative at tackling and mitigating the role that agriculture plays in climate change while simultaneously increasing its resilience to climate vagaries. Agriculture is the second highest contributor to GHG emissions, accounting for nearly one-fifth of mankind's total GHG emissions. Yet it is equally vulnerable to extreme and unpredictable weather conditions triggered by climate change. This is particularly true in India where most farmers have small landholdings and low output, leading to far greater livelihood risks.

ACE represents a unique partnership between a host of world-leading institutions working in the areas of crop science, food security and agri-sciences, with a mandate to find the crops of the future and to ensure food security in a world with challenging climate situations and compromised natural conditions.

The partners include International Maize and Wheat Improvement Center (CIMMYT), International Crops Research Institute for the Semi-Arid Tropics (ICRISAT), International Rice Research Institute, International Fertilizer Development Center (IFDC), Dr. Reddy's Laboratories and PUSA, Bihar.

ACE seeks to increase the practice of climate-friendly agriculture by leveraging the existing network of DRF's farmer beneficiaries and promoting awareness and acceptance. It takes a co-benefit route by encouraging the adoption of technologies and practices that sequester carbon and lower GHG emissions, and also by ensuring the last-mile implementation of scientific advancements or economic or policy incentives that promote climate-friendly practices.

10,137
Beneficiaries

57,00,000 KL
Water saved

₹ 17,700
Increase in income/acre

Environment

We are committed to creating a lean footprint through the consistent use of sustainable choices, so that growth does not come at the cost of higher environmental impact. While the existing carbon footprint is curtailed and managed through 'neutrality by design'- as we use internationally mandated frameworks and techniques to measure and control through initiatives around water neutrality, renewable energy, waste neutrality-we are planning our future growth in a cleaner way.

All the infrastructure that we are putting in place makes sure that we do not add to the environmental footprint. Our adoption of the Internal Carbon Price (ICP) is helping us to have a climate impact-resilient financial model for our CAPEX investments and to support ourselves against future challenges. All new planned infrastructure will adhere to certified Green Building design norms, ensuring that we do not add to the environmental footprint.

Environment focused goals

In 2022, we strengthened our commitment to the environment, aiming higher with our goals on carbon neutrality, indirect emissions, renewable power, and water positivity.

Addressing the global water crisis
By 2025, be a water positive company

Leading the energy transition
By 2030, transition to 100% renewable power

Pathway to net-zero
By 2030, carbon neutrality in our operations (Scope 1 and 2)

Building a resilient value chain
By 2030, 12.5% reduction in indirect carbon emissions across our supply chain (Scope 3 emissions)

Previous goals (Set in 2020)

We made fair progress on our goals for the decade, set in 2020, including achieving our goal on waste neutrality (plastic) in India two years ahead of our target date.

Goal	FY22 progress
By FY23, 100% waste neutrality (plastic) in India	100% (target achieved)
By FY25, 50% share of renewable energy (power-to-power)	26%
By FY25, 100% water neutrality	78%
By FY25, 100% waste neutral (plastic) globally	50%
By FY30, 55% reduction in carbon emissions (against base year FY18)	14%

Energy and emissions

We are fully cognisant of the impact climate change can make in the world, and the role large manufacturing organisations can play in mitigating its impacts. As a pharmaceutical company, the bulk of our direct emissions emanate from running our boilers, other processes, and indirect emissions from purchased electricity for both industrial and domestic purposes. We follow all applicable environmental laws/regulations/guidelines across all our markets of operations and there are no pending non-compliances in the reporting year.

Carbon neutrality

To mitigate our impact and play our role in global climate action, we have committed to achieve carbon neutrality by 2030.


LEVEL 1
Scope 2 emissions reduction primarily via RE replacements
LEVEL 2
Energy efficiency/ optimisation projects via operational excellence/digital transformation
LEVEL 3
Green fuel switch-over with a time-bound plan to shift to co-gen, or briquette-based fuel
LEVEL 4
Carbon sequestration, our afforestation and sustainable agriculture programmes.

"Dr. Reddy's aspires to be the most efficient pharma operations in the world. Our productivity improvement and digitalisation efforts are key to staying competitive, meeting business imperatives, and meeting our ambitious ESG goals. The successful inclusion of our 25-year-old site in Hyderabad as a 'Digital Lighthouse' factory is a big milestone in our productivity improvement journey. We have seen significant financial and operational impact from the journey and are in the process of scaling and replicating this across the rest of our manufacturing network. Building such 'factories of the future' are integral to innovation and to delivering the healthcare of the future. One of the most important outcomes is that our top talent and young leaders want to be a part of this aspirational journey. This collaborative and cross-functional effort truly helps us fulfil our purpose of 'Good Health Can't Wait'.

Sanjay Sharma | Global Head of Manufacturing

Environment

Climate action initiatives

During FY 2022, we took up the following key initiatives to progress our climate action directive:

Fuel and Energy Related: We have taken numerous initiatives on energy conservation, renewable energy, and fuel substitution, which resulted in 6,763 MT CO_2e of emission reduction.

Supply Capability Workshop on Internal ESG Framework: To ensure 100% of our strategic suppliers comply with our internal ESG framework by 2030, we have developed an audit and assessment framework aligned to the PSCI (Pharmaceutical Supply Chain Initiatives) guidelines. We continue to host multiple workshops with our strategic suppliers on awareness and training on our ESG framework and expectations.

Downstream Transportation: We were able to reduce downstream transportation emissions by 15,215 MT CO_2e as we moved from air freight to sea freight.

Numerous energy conservation, onsite renewable energy, and fuel substitution projects have been implemented in this financial year. As a result, in FY 2022, the renewable energy consumption intensity was 2.492 GJ/INR million revenue vs 2.057 GJ/INR million revenue during FY 2021.

Aligning with TCFD recommendations

In FY 2020, Dr. Reddy's conducted a climate risk assessment that is aligned to the TCFD recommendations. In FY 2020, we conducted a climate risk analysis using the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and identified major physical and transitional risks for our business. The analysis covered all our facilities and strategic suppliers and provided us with the possible operational, financial, transitional, and legal risks for the horizon of 2039. These results and their defined mitigation/adaptation measures are forward integrated into our Enterprise Risk Management (ERM) framework.

The Biologics facility and our formulations manufacturing facility (FTO 11) have inaugurated solar power plants in their respective premises.

Our initiatives and performance

Our carbon reduction roadmap has been developed covering 4 verticals:

- We aim to transition to 100% renewable power by committing to the RE100 global initiative. Measures targeted at addressing our Scope 2 emissions have been designed to achieve 50% renewable power by FY 2025 and 100% renewable power by FY 2030. These measures include installing solar rooftops, JV/ solar plant acquisition, use of Cogen Boilers, Inter State Open Access PPA, and Virtual PPA.
- We are also focused on energy efficiency with a commitment to measuring and reporting on efficiency improvements in line with the EP 100 global initiative. To achieve this, we have planned and implemented diverse projects at the site level to achieve greater energy productivity. Examples of this include Energy audit and opportunities replication and OE-Asset/ process efficiency improvements.
- To support the transition to green fuels, we have targeted a reduction in our Scope 1 emissions. Initiatives targeting this reduction include using Natural Gas and Biomass in Boilers rather than coal or furnace oil.
- In response to rising GHG emissions, Dr. Reddy's is focusing on carbon sequestration through various projects such as Afforestation both within and beyond the fence, as well as Climate Smart Sustainable Agriculture. We utilize ICP as a key metric in evaluating energy conservation projects for the organisation.

By doing this we are able to reduce our specific emissions from year on year. Similarly, on Scope-2 emissions, we are we are constantly working to improve our energy efficiency at our operations as well as increasing the share of renewable energy consumption within our operations.



GHG emissions	FY19	FY20	FY21	FY22
Total Scope 1 emissions	364,283	330,207	349,974	302,466
Total Scope 2 emissions	178,480	176,277	177,457	166,247
Total Scope 3 emissions	331,501	324,723	471,580	470,262

360-degree energy stewardship through responsible building design

We have applied the principles of green building design for all our in-premises building constructions undertaken over the last decade. Our recently completed Leadership Academy has been certified as IGBC Platinum level. Three of our facilities (two formulations manufacturing facilities FTO SEZ PU 1, FTO SEZ PU 2), and our Leadership Academy (LA) at Pydibheemavaram constructed over the last seven years, are fully green building certified.

Water management

As a pharmaceutical company, we are cognisant of the implications water degradation and scarcity have on us and the world. We produce essential pharmaceuticals and active pharmaceutical ingredients (APIs), which need high-quality water in the processing of raw materials and production operations. Our operations rely on surface, ground, municipal, and harvested rainwater. Water scarcity will hamper our supply of vital medications affecting our patients. We are investing in water risk mitigation for a future where access to water is secure, ensuring business continuity for the delivery of life-saving products. As a step toward greater transparency and accountability, we respond to the CDP Water Security disclosure each year and compare our efforts, performance, and progress to our water goals.

13%
Water intensity reduced from FY21

93,314 KL
Freshwater consumption reduced

49,731 KL
Wastewater reduced

78%
Water neutrality achieved

53,293 KL
Rainwater utilised; ~3% of freshwater consumption

A-
Leadership band score for CDP Water Security Disclosure

Environment

Source of water	Water withdrawal (KL) in FY22
Municipal water supply	633,647
Other third-party supply	1,10,925
Groundwater	10,40,154
Fresh surface water (lakes, rivers, etc.)	53,293

Total net freshwater consumption	(KL)
FY22	1,838,019
FY21	1,862,791
FY20	1,812,301
FY19	1,717,560

Our approach and strategy

To become water positive, our robust water strategy targets five key areas:

- Monitoring and risk assessment
- Water efficiency initiatives
- Water security initiatives
- Rainwater harvesting and recharge
- Wastewater management

Monitoring and risk assessment

Water risks are assessed as part of an established enterprise risk management framework annually. We conducted thorough water risk and evaluation studies in FY 2022 at all of our watersheds to identify alternative rich water resources by using appropriate hydrogeological studies, through scientific assessment and tools.

Risk assessment tools used:

- Ecolab Water Risk Monetizer
- WRI Aqueduct
- WATSCAN 2.0 Tools from CII Triveni Water Institute
- Environmental Impact Assessment
- IPCC Climate Change Projections
- Internal company methods
- External consultants

We used variables such as such as baseline water stress, future water stress, inter-annual variability, and local water tariffs, to conduct our final risk assessment in FY 2022. We also arrived at a risk threshold of 60%, above which the facility is deemed to be at high risk. This assessment led to the identification of 12 of our facilities as high-risk spots and we put in place various mitigation measures to reduce the impact on our facilities.

Water efficiency initiatives

We installed equipment and designed processes to reduce water usage, and devised a detailed water process map which enables us to monitor the reused and recycled water consumption. This helps to improve water availability and reduce freshwater and groundwater dependence. We follow the following approach to achieve our water neutrality targets:

- Reduction of water consumption within the fence
- Alternate water strategy
- Recharge and replenishment at community level-beyond fence

Over the year, we took up a diverse set of initiatives for water efficiency and positivity, including:

- Water Pinch Assessment projects to reduce freshwater intake
- Rainwater Harvesting for Reuse and recharge within the Fence
- Greywater use, an alternate to freshwater
- Lake /Pond Rejuvenation
- Community Watershed Programme (beyond the fence)
- Sustainable Agriculture (beyond the fence)

Water security initiatives

To ensure continued water availability, we will continue to implement water source security initiatives spanning across 3 focus areas of alternate water sources, rainwater harvesting (within and beyond the fence) and water storage and compliance.

Beyond the fence interventions

In Devunipalavalasa, the initiative helped build a rainwater pond contributing to 120,000 KL of recharge and 8% to water neutrality. We also revived a 35-acre lake in Nalgonda's Gundlapally. In FY 2022, we began rejuvenating ponds at our Pydibheemavaram and Miryalaguda watersheds. We further invested in a sustainable agriculture initiative including drum seeding, seed cum fertilizer drill, and zero tillage with Dr. Reddy's Foundation to save water.

Rainwater harvesting and recharge

This year, we installed four new rainwater harvesting structures, increased rainwater use via our Catch the Rain initiative, launched a waste-to-resource project, and started utilisation of treated grey water for our utilities at our Bachupally premises. Our Pydibheemavaram manufacturing site has developed a rainwater pond with total storage capacity of 6,388 KL. Our rainwater harvesting infrastructure has contributed 7% to our water neutrality efforts. Alternate water sources reduced over 17,000KL freshwater usage at our Bachupally campus.

Wastewater management

We are committed to sustainable water management practices and comply with local regulations. We measure and assess risks and impacts of hazardous substances in wastewater at all our sites. Our facilities do not discharge wastewater into fresh surface water, ground water, sea water, or other water bodies outside our boundary. We have Zero Liquid Discharge (ZLD) plants at our global and Indian manufacturing facilities to treat wastewater. Sites without ZLD facility send their wastewater to a Common Effluent Treatment Plant (CETP) after primary treatment. Eight of our global formulation manufacturing sites are ISO 14001 certified.

For more details, please refer to our BRSR

29%
Reduction in specific water consumption against revenue in FY 2022

~50%
Freshwater need fulfilled by recycling and reusing through ZLD facilities

40 acre
Rainwater pond built in Devunipalavalasa

35 acre
Lake revived in Nalgonda's Gundlapally.

6%
Reduction in freshwater consumption

2,147 KL
Mandatory left-over water utilised under Water Pinch Assessment (WPA)

71%
(15 out of 21) Global facilities have ZLD plants

88%
Indian manufacturing facilities have ZLD plants

Groundwater conservation at Bachupally by using treated greywater

Under this Waste to Resource initiative, we implemented groundwater conservation using treated greywater at Bachupally. We conducted a water quality feasibility study at Pranav Antilia's sewage treatment plant (STP) and installed a reverse osmosis (RO) plant. We further enhanced and retrofitted the plant. After obtaining the approval of the Municipality for pipeline and storage tank installation, we installed two separate water storage tanks having a capacity of 230 kl each.

Impact

We successfully developed a potential of 33,000 KL of fresh groundwater savings per annum adding to our water neutrality target. Additionally, we provided the residents and Dr. Reddy's with a reliable alternate source of water.

Waste management

Our approach and strategy

Dr. Reddy's has a robust approach to waste management. We lay a comprehensive focus on handling all types of waste and ensuring that every unit of waste is treated and directed to recycling or proper disposal.

For example, plastic waste is either co-processed or recycled based upon the type of waste generated and e-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. Only the remaining 1% is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste and boiler ash is directed to recyclers, brick manufacturers, and cement industries for co-processing. We are compliant with the applicable environment regulations and there were no fines or related to environmental or ecological issues paid during the reporting year.

We achieved our current state of near-complete co-processing of hazardous waste generated from operations around few years ago in Indian operations. Our focus on choosing the right trade-off is clearly demonstrated in the waste responsibility commitment that we have taken. For example, co-processing of waste involves generating waste fuel for other industries, costing us significantly higher compared to conventional ways of disposing. However, we recognise that in the longer term, this would prove instrumental in ensuring both environmental and economical sustainability for us.

Key initiatives

- Utilisation of reclaimed water for scrubber feed and sanitation at FTO 2
- Treated sewage reuse and upgradation of pre-treatment facility in FTO 3
- Use of reclaimed (treated greywater) in place of fresh water for cooling tower at FTO 3
- Reducing freshwater consumption for boiler through recycled water use at FTO 6
- Reduction of waste generation through stripper modification and installation of screw press at our active pharmaceutical ingredients (API) CTO 2 facility.
- ETP sludge generation reduction through water pinch projects

Total waste generated (in MT)

Parameters	FY21	FY22
Plastic waste	468.8	472.8
E-waste	7	4.8
Bio-medical waste	139	169.1
Construction and demolition waste	100	638.1
Battery waste	60.4	58.7
Radioactive waste	0	0
Other hazardous waste*	24,217.5	32,726.8
Other Non-hazardous waste generated**	18,823.1	13,024.4
Total	43,815.7	47,094.7

*Other non-hazardous waste includes briquettes ash, metal scrap and scrap equipments, drums, wooden pallets, waste GI ducts sheet.

** Other hazardous waste includes used oil, off-spec products, ZLD residue, organic solvents, chemical sludges, expiry chemicals, etc.

Plastic waste neutrality

To promote a circular economy, facilitate a reverse collection and recycling mechanism, and play our role as a responsible producer, we aim to be 100% plastic waste neutral in our Indian operations. During the year FY 2022, we collected and processed 1450.188 tonnes of plastic waste, which represents 100% of our post-consumer plastic waste that entered the market. The collected plastic waste comprises non-recyclable Multi-Layered Plastic (MLP) across different states of India. This is in compliance with the Plastic Waste Management Rules 2016 and the requirements of Extended Producer Responsibility (EPR) in India.

Sustainable packaging

Sustainable packaging is an effective counterbalance to the rising waste management concerns around the globe. We have been evaluating the concept of green manufacturing, which takes a holistic view of bringing sustainable, trace-less products to the market; ones manufactured through green chemistry-oriented input materials and production techniques and packaged in materials that are biodegradable or bio-dissolvable. Though we have some distance to cover before achieving this goal, we are taking small but surefooted steps towards reducing packaging waste and being more sustainable. Our Sustainable Packaging Council (SPC), a cross-functional team with members from R&D, Packaging Development, Sourcing, and Sustainability, is responsible for minimising our environmental footprint through redesigned packaging. Some of our key strategies to minimise packaging waste include:

- Through use of minimal materials in the form of fewer layers of packaging, lower mass (product to packaging ratio), lower volume
- Use of packaging that has higher recyclability, in terms of recovery value, use of materials which are frequently and easily recycled, reduction of materials which hinder recyclability of major components, etc.
- Reusable packaging with repeated reuse of package, reuse for other purposes, etc.
- Use of renewable, biodegradable and compostable materials wherever appropriate and where it cannot cause contamination of the recycling stream

In FY 2022, Dr Reddy's achieved two major milestones in terms of shifting to more eco-friendly packaging. We have eliminated the shipper carry straps used for product despatches by our formulations manufacturing facility FTO-3 with 0.72 tonne of plastic eliminated in just the first phase.

Green chemistry

We foresee an economy where all chemicals, materials and products are safe and sustainable in their creation, use, transport, disposal, recycling and reuse. We contribute to accelerate the development and commercialisation of innovative green and sustainable chemistry solutions in response to market, science and our environmental commitment.

Our efforts to drive large scale commercial adoption of safer, sustainable and high performing chemical solutions focuses on specific functions, chemicals or classes identified by our team as priorities for innovation and substitution. In setting priorities for projects, we seek continuous inputs from scientists, process engineers and technical experts to develop our priorities for innovation and commercialisation. Through green chemistry, our focus is to maximise resource efficiencies, eliminate and minimise hazards and pollution and design systems holistically using design thinking.

Our Green Chemistry Council includes multi-stakeholders that drive the commercial adoption of green chemistry, catalysing and guiding actions across all functions including supply chain.

Using artificial intelligence and machine-learning based Route of Synthesis (ROS) selection helps us in limiting the number of stages and eliminating multi-step synthesis, and also leads to high yield conversion, better solvent recovery and more efficient impurity synthesis. Morph screening virtualisation (few targeted robot-assisted experiments versus mass scale physical trials) helps reduce cost- and time-consuming lab trials. The particle size of pharmaceutical constituents has a substantial impact on the final product's effectiveness, durability and safety. Using imaging systems during the manufacturing of drug formulations instead of in situ wet methods has helped us solve particle size challenges with the employed ingredients.

We also focus on flow chemistry and continuous processing to enable sustainable (cleaner, greener, efficient, and safe) synthesis of APIs. Dr. Reddy's Institute of Life Sciences (DRILS), set up on a public-private partnership model by Dr. Reddy's Laboratories, the Government of Telangana, and the University of Hyderabad, focuses on original research and advancement of relevant skills, with an emphasis on solution-oriented interdisciplinary research for solving unmet needs and for process innovation.

Environment

"We are working to develop efficient and sustainable processes that require fewer reagents, less solvents and less energy and are safer and generate lesser waste. Solvents and water contribute to 80% of process mass intensity (PMI) and through green chemistry, we aim to reduce or replace hazardous solvents with greener solvents. This will greatly reduce our downstream impact—compressing the cycle of water use, waste generation and low residue in the environment. We are mapping our product portfolio to understand which products contribute to more than 80% of the PMI. Several existing processes have been evaluated, with significant improvements in the manufacturing of our APIs."

Thakur Pherwani | Global Head, SHE and Sustainability

Removing carry strap for US and EM SKUs

From a packaging standpoint, we are undertaking several initiatives such as reduced material in packaging, recycled content for packaging (as permitted by regulations), deploying reusable packaging, and using renewable, biodegradable and compostable materials. A key initiative undertaken in this regard is the removal of plastic carry straps on shipper cartons. This initiative has led to notable cost savings and has avoided over five metric tonnes of plastic in US and EU SKUs.

At Dr. Reddy's, our green manufacturing journey is centred on green chemistry or the use of input materials and production processes that minimise downstream environmental impact. By adopting green chemistry, our focus is to maximise resource efficiency, eliminate and minimise hazards and pollution, and design systems holistically and using design thinking. We have begun our initial work in this area by mapping the process mass intensity (PMI) of each product. This involves measuring how much energy or wastewater a product generates during manufacturing. As part this initiative, we have formed a Green Chemistry Council with multi-disciplinary team members. During the year, the team has evaluated various API's products manufacturing at our sites and identified the top eight products that contribute to higher Process Mass Intensity (PMI), and currently the team is working on how to minimise the PMI of these key products with set targets to help reduce a highly significant overall environment footprint.

Biodiversity

Biodiversity conservation is a key element of sustainability at Dr. Reddy's. We are committed to protecting and conserving biodiversity in our operations including all manufacturing locations. Though we do not operate in habitat areas that are rich in biodiversity or have any IUCN red list species or national conservation species, we are mindful about including projects that have a positive impact on the biodiversity, including using focused afforestation techniques, plantation of legume trees and nitrogen-fixing species, and block plantations to represent forests.

We have set a group-wide target to plant 1.5 million trees by 2030. More than 78,123 trees have been successfully planted so far. We collaborated with Sankalp Taru, an IT-enabled NGO. Under the 'Restore the Balance Movement', they, along with HCPs (healthcare professionals), participated in a drive that saw 2,600+ trees being planted at Molai Forest Reserve, Assam. Across a 30-year lifespan, these trees will collectively help absorb over 2600 tonnes of carbon dioxide emissions. We measure our impact on biodiversity through the survival rate of plantations.

With our watershed projects in Budhera (Medak District in Telangana), we have helped create positive impacts throughout the region, leading to a changes in the vegetation, agricultural activity, crop mix, employment and overall livelihoods. In addition, the ecological balance has been restored through the conservation of soil and rainwater, and afforestation in non-arable areas based on land capability class.

Just 30km away from Hyderabad, at Keesara, Dr. Reddy's has created a dense plantation spread over more than one hectare which is home to close to 40,000 trees. We have planted trees using the Miyawaki technique, which helps create a dense foliage within a relatively short span of time. All the trees belong to native species like mahogany, rosewood, neem, velaga, ippa, juvvi and have had very high survival rates of close to 90%.

Supply chain

Ensuring the sustainability of our entire supply chain is critical for both business continuity and for ensuring lower carbon footprint of our manufacturing and logistics operations. Two of our fourteen sustainability goals are supplier-centric, and are focused on two actions by 2030—ensuring all our strategic suppliers are compliant with our internal ESG framework, and reducing our indirect carbon emissions (Scope 3) by 12.5%.

Engaging our suppliers

We engage continuously with suppliers with a view to advance the sustainability agenda within their organisations. This helps us mitigate ESG risks in the value chain while achieving our ESG goals. The theme for our strategic business partner meet 'Unnati' this year was Collaboration for Sustainability, and included discussions on our ESG goals, efficiency in manufacturing, and stronger quality management practices. We were rated A and featured on the CDP Supplier Engagement Leaderboard 2022 for the 2nd consecutive year in 2022. Inclusion on the Leaderboard is in recognition of our efforts to measure and reduce climate risk within our supply chain.

Supplier screening and assessment

We screen each of our suppliers on environmental, social, and governance-linked issues before onboarding. Our supplier screening methodology prioritises suppliers with globally recognised certifications including OSHAS and ISO. Our assessment and audits apply to both our strategic and non-strategic suppliers, with a gradual stepping up in the compliance rigour, and allow for adequate time for modification of supplier operations. Our Supplier Code of Conduct (SCOC) is modelled on the PSCI Principles for Responsible Supply Chain Management (The Principles). All our suppliers have signed the SCOC. We use PSCI's audit template as a basis for auditing our suppliers' performance, with Dun & Bradstreet as assessment partners.

Critical supplier identification

Critical suppliers to us are the suppliers who supply any such direct raw materials, which could be highly complex to produce, are not available freely in the marketplace, or have high complexities around regulatory agency approvals. We define suppliers' value to us based on their contribution to sales revenue (>80%, geographically determined), those who are single-source suppliers of materials, suppliers located in specific regions such as China, are critical component suppliers, or similar. These suppliers have a significant impact on a business, including the risk of loss if the services provided by them are disrupted. In the event of a supplier being identified as the sole source of raw material or posing significant risks of supply disruption, we look at developing alternative supply sources to meet our business requirements. A 100% of our sourcing and procurement team across all locations have received training on sustainable procurement.

We have performed a detailed analysis of our total supplier base of 10,000+ as per a set of criteria designed for identifying strategic suppliers within the organisation. Based on our analysis, we have established that around 4% of our total suppliers are strategic suppliers across different categories. These 4% cover around 24% of our total supplier spend. Our analysis shows how much each of the strategic supplier spend impacted our overall spend analysis, and we have begun working with our supplier base on different aspects to categorise and help reduce their impact on climate change.

To minimise the environmental footprint associated with international outbound transportation, we are actively engaging with logistics partners to encourage the shift from air to sea shipments. This not only helped mitigate risk from flight disruptions due to the COVID-19 pandemic, but also provided opportunities to decarbonise the supply chain. The air-to-sea conversion resulted in a reduction of 19,515 tCO2e.

Integrating TCFD analysis outcomes for future supplier selection

To realistically assess the risk profile of our global operations, a TCFD analysis was done in 2020 based on the RCP 4.5 scenario analysis (equivalent to 1.7-3.2°C temperature increase), in the period between 2020-2039. The analysis covered all our supplier sites to assess their climate vulnerability to extreme weather conditions like sea level rise, floods, droughts etc. The assessment is currently being evaluated by our risk management team and we continue to identify suppliers that fulfil Dr. Reddy's qualifying criteria, and have reduced climate risk profiles.

For palm oil-based ingredients/excipients, we select suppliers with an RSPO certification, and this also ensures that they are compliant with the required laws/regulations on labour practices. All our palm-based products are sourced in a sustainable manner and 100% of them are RSPO-certified. We are also exploring opportunities to purchase our packing materials from domestic suppliers instead of importing them, apart from initiatives such as pack size optimisation.

Environment

Building resilience and agility through the supply chain

Pharmaceutical supply chain networks have become complex and prone to disruptions, driving the need to monitor emerging external scenarios and assess their impact on customer product availability. Supply uncertainty also impacts organisational performance. With our Project 02, we use a 'One Team, One Plan' approach for our integrated business planning with a view to synchronise financial, operational and resource planning for different time horizons and get a unified view of current and expected performance along with automation of all key processes. The cloud-based platform helps with a what-if analysis, with high-speed analytics, consequence evaluation, providing end to end supply chain visibility and global supply chain intelligence.

Collaborating with our suppliers on the sustainability transformation journey

- Guide and support implementation of measures resource conservation of energy, water, materials
- Monitor such implementation
- Get independent third-party audit done on the basis of which suppliers are categorised as high-, medium- and low risk
- Begin supplier capability engagement programmes to hasten them on the journey

> Sustainability is a collaborative effort. Partnerships with other leading pharma companies, such as the collaboration within the Pharmaceutical Supply Chain Initiative (PSCI) helps us to increase our impact across the pharmaceutical value chain on Health and Safety, Environment, Ethics, Management Systems, Governance and Human Rights.
>
> **Patrick Aghanian** | Chief Executive Officer, European Generics

SPOTLIGHT: Formulations manufacturing facility FTO 2

A beacon of success for key sustainability initiatives

The formulations manufacturing facility FT02 facility at Dr. Reddy's Bachupally location has become a model for the various threads of sustainable change underway in the company. The different pathways of carbon emissions reduction, water management, waste circularity, digitalisation and automated occupational health and safety implementation come together. The cumulative benefits from these pathways are phenomenal and path-breaking for both, Dr. Reddy's and the Indian pharmaceutical industry at large.

Reduction in carbon emissions

Between FY 2021 and FY 2022, FT02 has seen an 83.6% reduction in carbon emissions because of measures taken to control Scope 1 and Scope 2 emissions. In the previous year, the Scope 1 and 2 emissions from the facility amounted to 9726.02 tonnes of CO_2 which has since plunged to a much lower 1594.8 tonnes this year. Intensity of energy use also decreased from 985 kWh/INR million in FY 2021 to 981 kWh/INR million in FY 2022. This is due to the introduction of several environment-friendly measures as enumerated below.

- **Switching from fuel oil to PNG, use of green boiler:** The switch to piped natural gas for combustion purposes and the replacement of conventional, thermal energy-based boilers with green boilers has significantly reduced CO_2 emissions and also led to more efficient use of energy.
- **Taking to renewables:** The facility has extensive rooftop solar installations and more than 90% of the total power utilised at the facility comes from solar. Recently, a windmill has also been installed on the rooftop.
- **Buildings with low carbon footprint:** For better conservation and optimisation of energy usage, Honeywell Forge solutions have been deployed for HVAC. These solutions use closed-loop, machine learning systems to monitor in real-time the building's energy consumption and adjust to optimal energy saving settings. Electronic commutated fans are also being used for cooling towers and the Air Handling Units (AHUs) within the HVAC, due to their longer service life and lower maintenance costs.
- **Choosing in favour of sea shipments:** Cargo transfer via sea is a significantly greener option and more than 74.8% of the products manufactured from this facility use this route.

Waste circularity through 100% co-processing

The facility is fully paperless and single-use plastics free, processing 100% of the waste that it generates. Complete digitalisation of all processes within the facility have made it possible to run paperless operations, with an online work permit system being followed for workflow monitoring and work assignment. The online permit system allows a cross-functional, single view with authorisations, time checks, tracking all done virtually, which also saves on time.

Single use plastics like LDPE sheets for pallets, shoe and gown covers have been completely done away with. It is a zero-waste facility and uses advanced analytics to run a sophisticated waste processing system that dynamically reviews previous stage process parameters and raw material quality to set up machine parameters in real-time so that desired outputs are achieved. In this way, variations in waste quality get standardised and co-processed waste of a consistent quality gets produced. Three compression machines have the 'intelligent' capabilities required for consistent output, and this helps to create a reliable downstream chain for the end-use industries, with the principles of circularity fully maintained. Waste output from 200 batches, amounting to 80kg of waste, is getting eliminated at source. Saves downstream processing costs, creates vast circularity benefits.

27,565
Papers saved per year

3.44
Full-grown trees

365 days
Oxygen supply for 8 people

IIoT and machine learning leading the cause of energy optimisation

Energy use within the formulations manufacturing facility FTO 2's production facility is mainly on two counts: for manufacturing processes and for temperature and ventilation control. Complete digitalisation of the facility's processes has made the use of machine learning possible for real-time monitoring, calibration and control of 360-degree energy use. That means models are used to predict future external weather scenarios and accordingly determine internal temperature conditions. Real-time, closed-loop control helps to dynamically calibrate and change temperature settings and energy use within the site, leading to enormous savings. Agnostic connections with every system within the facility leads to control at scale and maximises value.

Impact: Last year, formulations manufacturing facility FTO 2 had energy savings worth ₹ 34 lakhs per annum. Reduced emissions totaled 369 MTCO_2e.

The use of IIoT connects 'intelligent' machines, and continuously tracks the performance data they generate to give early alerts on deviations, helping to proactively reduce maintenance costs and production losses due to sub-optimal performance or downtime. IIoT is being used to connect and monitor 35 motors that are pivotal to operations.

Impact: Wastage of a single batch worth 2 million tablets could be avoided with cascading savings for the resources used.

Interventions under digital lighthouse

Lighthouses are factories leading the way in Fourth Industrial Revolution (Industry 4.0 or 4IR) technologies to drive impact in productivity, workforce engagement, sustainability, and supply chain resilience. Over a two year period between Q4 of FY 2020 and Q4 of FY 2022, 28 digital interventions have been launched in this facility. Across the phases of pilot development, scaling up and full run, 19 projects have been adopted, while the remaining 9 are at varying stages of ideation to adoption.

The implemented projects have made a difference across a number of production KPIs such as yield, people productivity, energy costs and maintenance costs and quality stringency. Improvements have been significant, for instance, productivity-oriented interventions like the Guided Machine Setup and the Golden Tunnel have increased productivity from 4.60 mn units/FTE to 6.10 mn units/FTE, while drastic quality wins ranging between 16.9% to 40% have been recorded under the auto-processing and robotic process automation interventions.

Environment

The fully digitised operations are controlled and monitored by the digital nerve centre, with a dashboard-based, single-view control over all critical systems like power management, utility monitoring, water and solvent systems and boiler operations. Real-time and dynamic, the single-view control has vastly improved proactive management and reduced human exposure to vulnerable conditions.

Immense gains for Occupational Health and Safety (OHS)

IIoT and digitalisation brings emphatic gains for OHS as it reduces human exposure to hazardous situations and insidious risks. Physical inspection has been replaced by drone tests for constrained areas like boiler chimneys. The shift makes extensive checking possible while reducing human risk. Biometric access to forklifts, audio-visual interlocking of vehicle wheel chocks, Chem Watch for tracking and controlling material safety thresholds, are other measures which help to limit human access, and improve unmanned security. Digitalisation has also helped to standardise compliance checkpoints across functions. The Compliance Watch tool uses a dashboard approach to ensure compliance across parameters for multiple functions and can track performance over defined periods. This saves time, embeds function-specific compliance parameters while also including them within the unified system.

As a digital lighthouse facility, formulations manufacturing facility FTO 2 stands tall within the Dr. Reddy's universe. With a number of successful digital initiatives underway, the facility has become a beacon for what the company wants to achieve, and our Sustainability Ambassadorship programme uses formulations manufacturing facility FTO 2 as a training centre. Almost all the verticals within our Sustainability Ambassadorship programme covering water, waste, energy, road safety and women's safety provide training to their volunteers in the formulations manufacturing facility FTO 2 premises.

Passing on the baton of Sustainable Stewardship

As a digital lighthouse facility, formulations manufacturing facility FTO 2 stands tall within the Dr Reddy's universe. With a number of successful digital initiatives underway, the facility has become a beacon for what the company wants to achieve, and our Sustainability Ambassadorship programme uses formulations manufacturing facility FTO 2 as a training centre. Almost all the verticals within our Sustainability Ambassadorship programme covering water, waste, energy, road safety and women's safety provide training to their volunteers on formulations manufacturing facility FTO 2 premises.

1728
Number of participants

17
New ambassadors enrolled

Digital transformation

As we prepare for the future today, we are driving digitalisation as a critical wave of change across the entire organisation—from the primary value chain and customer/patient journey to our workforce management and community interventions. It is estimated that by moving to the cloud, some companies can save up to 95% of their carbon emissions, generated by their on-premises infrastructure. This reduction comes from better power and cooling efficiency in public cloud data centres. We aim at achieving 70% workload transformation to cloud by FY 2025, and a comprehensive strategy is being developed to migrate all aspects of the business to becoming cloud-native within this decade. Digital initiatives now make up the core of our product development value chain and are benefiting us enormously. Through technology, we reach and interact with our patients via platforms, roll out innovative disease management initiatives, and impact our communities with improved knowledge sharing, better tracking and monitoring, and more effective reach.

In the future, we will follow a sequence of 'digitalising the core' and then 'transforming with digital'. While the first aspect will have components of re-engineering processes and making them world-class, through the second transformation route we intend making focused interventions to improve our financial objectives, either top line or bottom line. With a fully digitally enabled organisation in the future, we are confident of creating better value for all our customers, covering doctors, B2B customers and patients.

Getting to know the Factory of the Future Digital Lighthouse: Formulations manufacturing facility FTO 3

Several forces have converged to push manufacturing and associated value chain operations to the next level of evolution. Advancing climate change, economic volatility, unpredictability in material sourcing and constant trade tensions have raised the stakes for manufacturing businesses and they need to find enduring, long-term solutions. The fourth Industrial Revolution 4IR offers such an alternative. The World Economic Forum's Global Lighthouse Network has already set the benchmark for what works well in a 4IR context. It spotlights a number of sites across organisations, industries and countries, as the leaders. These standout projects demonstrate what digitalisation can achieve, as technologies like artificial intelligence, machine learning, augmented and virtual reality, robotics, IIoT take over more and more aspects of human activities, and achieve improved efficiencies in terms of costs, time and resource savings.

We are one of the first pharma players in India to set up a fully digital lighthouse project at our formulations manufacturing facility FTO-3 facility in Bachupally, Hyderabad FTO3. OpsNEXT, end-to-end digitalisation and analytics programme represents the deployment of determinate technologies like digital twins, augmented and virtual reality, advanced analytics, process digitalisation and automation, digital performance management and IIoT to achieve optimal efficiencies and sustainable operations across Dr. Reddy's' manufacturing value chain. Two years ago, Project OpsNEXT saw the deployment of six Industry 4.0 technologies, 40+ business impact linked use cases and heavy investment in people capabilities such as digital and analytics translators, data scientists and data engineers. The four-year long project spread over 2018-2022 uses 2017 as the performance baseline, and has seen considerable performance impact across a host of KPI—from costs, to factory and people productivity, production lead times, quality control and sustainability.

Our largest manufacturing facility in Bachupally now joins the Global Lighthouse Network (GLN) of the World Economic Forum. With this recognition, the facility joins the GLN, a community of over 100 manufacturers that are showing leadership in applying Fourth Industrial Revolution (Industry 4.0 or 4IR) technologies to drive impact in productivity, workforce engagement, sustainability and supply chain resilience. GLN is a WEF initiative in collaboration with McKinsey & Company. Factories and value chains that join GLN are designated by an independent panel of experts.

> Our digital transformation has improved speed, reduced people workload, removed redundant steps, and delivered more output. Several functional-level digital initiatives are underway to transform the outcomes we deliver. On the patient side, our work in driving the illness to wellness journey is enabled by platforms, with certain diseases even having digitally enabled therapeutic condition management depending on the disease stage. From the value chain operations perspective every time we digitalise a plant the sustainability benefits are huge. Even a seemingly small step like doing away with paper use, translates into very high impact. Multiple other use cases exist on reducing power consumption, equipment uptime with clear 'green' upside. On governance, we are on a journey to create a single version of digital truth for the organisation, increasing visibility for better compliance, and using predictive analytics for better decision making. Digital transformation in pharma is as much about people transformation and mindset shift as it is about usage of technology. It is important to focus on digital capability building, inspiration from success stories and effective orchestration of change management.
>
> **Mukesh Rathi** | Chief Digital and Information Officer

Environment

Warehouse

Process automation
E2E digitalisation of core processes; warehouse automation through robotics and automation digital process

Automated storage and retrieval system (ASRS)
for finished goods enables 'lights-out' warehouse

Manufacturing

Real time digital performance monitoring through plant wide visibility into mfg. operations, quality control and key metrics like yield, OEE, etc.

Advanced analytics
Leveraged advanced analytics to improve product robustness, quality, energy, throughput and yield

IIoT
IIoT-based micro-stoppages analysis & asset heath monitoring to optimise lead time

Augmented Reality/Virtual Reality AR/VR based training for new operators and remote assistance for method transfer

Dynamic manpower allocation through heuristic-based optimisation

Computer vision based live inspection of packaging lines

Optimised production schedule to maximise OEE

Quality control & assurance

AA-driven chromatography analysis and HPLC column health predictor minimises invalid OOS

AR-assisted training for knowledge transfer of test methods

AA-enabled rapid investigation suite to assist in root cause identification of deviations

Critical review and reporting automation minimises manual interventions

Dynamic QC test scheduler using Digital Twin

E2E processes redesign and digitisation (from material receipt to dispatch) minimises manual intervention

Across the manufacturing operations

Digital Performance Management
Dynamic strategic decision making based on real time visibility of key drivers of productivity across manufacturing, quality, sustainability

Digital transformation by leveraging 4IR technologies enabled a sustained all-round impact at FTO-3

Cost

- **43%** reduction in manufacturing cost per 1000 pills from $9.3 to $5.4 ($29 mn annually)
- **10%** reduction in absolute manufacturing cost
- **27%** of total export shifted from air mode to sea mod of transport through better planning and execution leading to $6 mn logistic cost improvement annually

Productivity

- **56%** increase in factory output, helping sustain margin by ~ $ 34 mn against prices erosion
- **97%** improvement in overall FTE productivity from 1.4 to 2.8 mn units pills/FTE
- **30%** reduction in production lead time

Quality

- **76%** reduction in quality deviations per production batch
- **43%** reduction in customer complaints due to improved process and execution robustness

The factories of the future will need to be 'eco-efficient'. This means deployment of advanced technologies must not only achieve better productivity and greater efficiencies, but they must deliver significant sustainability benefits. As the world tries to stay within the Paris Agreement commitments and to avoid the cliff edge of a 2-degree temperature rise, 4IR and its integrated technology suite promises to meet the dual demands of environmental responsibility and increased operational performance, synchronously. Our learnings from this ambitious project in our productivity improvement journey corroborate this, and we aim to scale this across the rest of our manufacturing network.

Our credentials

Awards and recognition

- Dow Jones Sustainability Index 2021 – among top 10 leaders globally; featured for 6th year in a row in Emerging Markets category
- Member of S&P Global's Sustainability Yearbook 2022 – featured for the 2nd successive year
- Bloomberg Gender-Equality Index 2022 – only Indian pharma company in the index; featured for 5th year in a row
- United Nations Women's Empowerment Principles Awards – 2nd runner-up in the Gender Inclusive Workplace category in Asia-Pacific
- Featured on the CDP Supplier Engagement Leaderboard 2022 for the 2nd consecutive year
- Won the Best Indian Company in the U.S. - Manufacturing Sector for 2021 at the 17th Indo-American Corporate Excellence Awards (IAAC)
- Won the CII SCALE Award 2021 – for excellence in logistics and supply chain for the 7th consecutive year
- Dr. Reddy's Colombia received a Great Place to Work Certification 2021
- Won the Sustainable Corporate of the Year award at Frost & Sullivan-TERI Sustainability 4.0 Awards 2022
- 2nd runner up for the 2nd successive year, ranked 17th among 132 U.S. companies at the Candidate Experience Award 2021
- At the Global Generics & Biosimilar Awards 2021,
  - API Supplier of the year award for three consecutive years
  - Corporate Social Responsibility (CSR) Initiative of the year Award
- Dr. Reddy's Russia won the Pharma Leadership Award 2021 in four categories
- Economic Times - Futurescape 8th Sustainability Index Report 2021 – ranked 13th in India
- American Heart Association (AHA) Workplace Health Achievement Index 2021- received Gold Level recognition for the 2nd consecutive year
- Won Most Innovative Company of the Year at the CII Industrial Innovation Awards 2021
- Recognised as Top Employer in South Africa by the Top Employers Institute
- Featured as a Tier 1 Global Sustainability Leader in Argüden Governance Academy's Sustainability Governance Scorecard 2021
- National Energy Conservation Award (NECA) in 2021 for our manufacturing facility in Visakhapatnam by the Bureau of Energy Efficiency, Ministry of Power, Government of India
- CDP Climate Change: We scored a B, indicating we are at Management level with good environmental management
- CDP Water Security: We scored an A-, indicating we are a strong performer and at Leadership level
- EcoVadis: We received an overall 'Good' sustainability performance rating and scored 47/100, with an Advanced level in carbon management
- CRISIL Sustainability Yearbook 2022: We were rated 'STRONG' in CRISIL's ESG risk assessment of 586 Indian companies across 53 sectors, based on fiscal 2021 data
- FTSE4Good Index: We continue to feature in this global index measuring the performance of companies demonstrating specific ESG practices
- S&P BSE 100 ESG Index: We remain a constituent of this index measuring securities that meet sustainability investing criteria while maintaining a risk and performance profile similar to the S&P BSE 100
- S&P BSE Greenex: We remain a constituent of India's first carbon-efficient live index that tracks the GHG emissions of the top 25 green companies in BSE 100
- S&P BSE Carbonex: We remain a constituent of India's first carbon-based thematic index that rates BSE 100 companies on their relative carbon emission levels, efficiency, and policies
- NIFTY100 ESG Index: We remain a constituent of this index that reflects the performance of companies within Nifty 100 index based on ESG risk score
- NIFTY100 Enhanced ESG Index: We remain a constituent of this index that reflects the performance of companies within Nifty 100 index based on ESG risk score (with a normalised ESG score of at least 50%)
- NIFTY100 ESG Sector Leaders: We remain a constituent of the index that highlights select NIFTY 100 companies from each sector with superior ESG risk management

Memberships and Affiliations

- United Nations Global Compact (UNGC)
- Association of Accessible Medicines (AAM)
- Pharmaceutical Supply Chain Initiative (PSCI)
- National Council of the Confederation of Indian Industry (CII)
- Board of Trade, Ministry of Commerce, Government of India
- Indian Pharmaceutical Alliance
- National Accreditation Board for Certification Bodies
- The Life Sciences Advisory Committee
- International Generic and Biosimilar medicines Association

Appendix

Environmental indicators

Energy and Emissions

ENERGY INTENSITY (GJ/₹ million of revenue)

FY22	21
FY21	24.43
FY20	25.47
FY19	30.06

GHG EMISSIONS INTENSITY (tCO_2e/₹ million of revenue)

FY22	2.2
FY21	2.78
FY20	2.90
FY19	3.52

GHG EMISSIONS (in tCO_2e)

	FY19	FY20*	FY21	FY22
Total Scope 1 emissions	364,283	330,207	349,974	302,466
Total Scope 2 emissions	178,480	176,277	177,457	166,247
Total Scope 3 emissions	331,501	324,723	471,580	470,262

*The Energy & Emission management data in the table above (regarding FY 2020) differs from our FY 2020 publicly reported figures as recalculated with all exclusions which were declared earlier and in line with our inventory methodology

ENERGY CONSUMPTION (IN GJ) (in GJ)

ENERGY CONSUMPTION	FY19	FY20*	FY21	FY22
Fuel consumption - Non-renewable sources	3,318,534	3,109,030	4,259,594	3,960,586
Fuel consumption - Renewable sources	356,659	403,746	390,305	534,418
Direct energy consumption	3,501,260	3,265,443	3,413,482	3,235,123
Indirect energy consumption	1,122,810	1,181,982	1,221,136	1,259,881

*The Energy & Emission management data in the table above (regarding FY 2020) differs from our FY 2020 publicly reported figures as recalculated with all exclusions which were declared earlier and in line with our inventory methodology

OTHER AIR EMISSIONS FROM PROCESSES AIR QUALITY (MT) (MT)

AIR QUALITY	FY19	FY20	FY21	FY22
Sulfur Oxides (SOx)	380	289	364	247.4
Nitrogen Oxides (NOx)	217	151	169	103.5
Suspended Particulate Matter (SPM)	133	97	117	78.6

Water

WATER INTENSITY (kl/₹ million of revenue)

FY22	8.3
FY21	9.6
FY20	10.1
FY19	11.6

Appendix

WATER WITHDRAWAL (KL)

(kl)

WATER WITHDRAWAL BY SOURCE	FY19	FY20	FY21	FY22
Municipal water supply	272,693	391,288	666,106	633,647
Other third-party supply	656,042	452,727	175,470	110,925
Groundwater	788,825	917,407	979,080	1,040,154
Freshwater (harvested rain water)	0	50,879	42,135	53,293
Total water withdrawal	1,717,560	1,812,301	1,862,791	*1,838,019

*Total water withdrawal from water stressed areas is 954,649 kl (municipal water - 334,593 kl; other third-party water - 110,925 kl, groundwater - 468,156 kl, and harvested rain water – 40,975 kl)

Material management

Raw material consumption - API and excipients (Top 10)

(In kg)

YEAR	API	EXCIPIENTS
FY19	479,892	4,257,859
FY20	478,260	4,454,464
FY21	566,650	4,922,463
FY22	527,063	5,778,725

Waste

Total waste generated (in MT)

(in MT)

PARAMETERS	FY21	FY22
Plastic waste	468.8	472.8
E-waste	7	4.8
Bio-medical waste	139	169.1
Construction and demolition waste	100	638.1
Battery waste	60.4	58.7
Radioactive waste	0	0
Other hazardous waste*	24,217.5	32,726.8
Other Non-hazardous waste generated**	18,823.1	13,024.4
Total	**43,815.7**	**47,094.7**

*Other non-hazardous waste includes briquettes ash, metal scrap and scrap equipment, drums, wooden pallets, waste GI ducts sheet.
** Other hazardous waste includes used oil, off-spec products, ZLD residue, organic solvents, chemical sludges, expiry chemicals, etc.

For each category of waste generated, total waste disposed by nature of disposal method (in MT)

HAZARDOUS WASTE	QUANTITY DISPOSED	
	FY21	FY22
Landfill	53.3	32.7
Incineration	254.6	187.8
Co-Processing and Recycling	23,909.6	32,506.2
Total hazardous waste	**24,217.5**	**32,726.8**

HAZARDOUS WASTE INTENSITY

(kg/₹ million)

FY22	151.20
FY21	145.20
FY20	127.65
FY19	152.65

Social Indicators

Employees

TOTAL EMPLOYEES (FY 2022)

EMPLOYEE CATEGORY	<30 YEARS		30-50 YEARS		>50 YEARS		TOTAL
	FEMALE	MALE	FEMALE	MALE	FEMALE	MALE	
Junior Management	1528	6695	1987	10435	219	430	21294
Middle Management	3	9	183	972	38	172	1377
Non-management	5	37	14	408	18	204	686
Senior Management	0	0	15	112	13	80	220
Total	**1536**	**6741**	**2199**	**11927**	**288**	**886**	**23577**

WOMEN REPRESENTATION IN THE WORKFORCE (FY 2022)

DIVERSITY INDICATOR	PERCENTAGE
Share of women in the total workforce	17.1
Share of women in all management positions	17.4
Share of women in junior management positions	17.5
Share of women in top management positions	12.7
Share of women in management positions in revenue-generating functions	14.3
Share of women in STEM-related positions	16.11

AVERAGE PAY (FY 2022)

EMPLOYEE LEVEL	AVERAGE WOMEN SALARY (₹)	AVERAGE MEN SALARY (₹)
Management level	31,93,259	24,52,942
Non-Management level	9,66,233	5,93,665

EMPLOYEE TURNOVER (FY 2022)

EMPLOYEE CATEGORY	<30 YEARS		30-50 YEARS		>50 YEARS		TOTAL
	FEMALE	MALE	FEMALE	MALE	FEMALE	MALE	
Junior Management	279	1266	438	1819	31	66	3899
Middle Management	0	1	23	189	7	27	247
Non-management	2	65	16	90	5	19	197
Senior Management	0	0	2	19	0	19	40
Total	**281**	**1332**	**479**	**2117**	**43**	**131**	**4383**

Social Indicators

EMPLOYEE TURNOVER RATE (FY22)	FY19	FY20	FY21	FY22
Total employee turnover rate	21	17.74	16.82	20.88
Voluntary employee turnover rate	14.8	12.8	11	19.27

EMPLOYEE HIRED (FY 2022)

EMPLOYEE CATEGORY	<30 YEARS		30-50 YEARS		>50 YEARS		TOTAL
	FEMALE	MALE	FEMALE	MALE	FEMALE	MALE	
Junior Management	691	3246	519	1976	21	27	6480
Middle Management	2	8	34	229	3	14	290
Non-management	3	64	7	60	2	7	143
Senior Management	0	0	2	16	1	4	23
Total	**696**	**3318**	**562**	**2281**	**27**	**52**	**6936**

*Open positions filled by internal candidates in FY 2022: 54.32%

EMPLOYEES HIRED BY NATIONALITY

EMPLOYEES	FY21	FY22
Indian	3,231	5,541
Non-Indian	555	508

WORKFORCE BREAKDOWN: RACE/ ETHNICITY & NATIONALITY (FY 2022)

NATIONALITY	SHARE IN TOTAL WORKFORCE (%)	SHARE IN ALL MANAGEMENT POSITIONS, INCLUDING JUNIOR, MIDDLE, AND SENIOR MANAGEMENT (%)
India	87.67%	88.23%
Russia	3.62%	3.68%
USA	1.37%	1.14%
Mexico	1.34%	0.90%
Rest of the world	5.99%	6.05%

EMPLOYEES HIRED BY EDUCATIONAL BACKGROUND

EMPLOYEES	FY21	FY22
Pharma base	2,269	747
Non-pharma base	1,517	3,271

TRAINING & DEVELOPMENT (FY 2022)	PERCENTAGE
Average hours per FTE of training and development	62.9
Average amount spent per FTE on training and development (INR)	4,746.47

TRAINING & DEVELOPMENT BY TYPE (FY 2022)	PERCENTAGE
% of the total workforce across all locations who received career- or skills-related training	97.92
% of the total workforce across all locations who received regular performance and career development reviews	100

PARENTAL LEAVES FOR EMPLOYEES (FY 2022)

PARENTAL LEAVE OVERVIEW	MALE	FEMALE
Number of employees eligible for parental leave	747	22
Number of employees who availed parental leave	427	20
Number of employees who returned to work after completion of parental leave	427	20

RETURN TO WORK AND RETENTION RATE FOR PERMANENT EMPLOYEES (FY 2022)

GENDER	RETURN TO WORK RATE	RETENTION RATE
Male	99.8%	84%
Female	90.3%	82%
Total	98.1%	83%

SAFETY PERFORMANCE

TYPE OF INCIDENT	FY18	FY19	FY20	FY21	FY22
Fatalities*	1	1	0	0	0
Lost Time Injury Frequency Rate (LTIFR)	0.23	0.15	0.18	0.18	0.16
Occupational Illness Frequency Rate (OIFR) - Employee	0	0	0	0	0

*The fatalities and LTIFR data are monitored on a consolidated basis for employees and contractors. Lost Time Injury (LTI) severity rate for FY 2022 is 7.3.

Assurance Statement

DNV

INDEPENDENT ASSURANCE STATEMENT

Introduction

DNV represented by DNV Business Assurance India Private Limited ('DNV'), has been commissioned by the Management of Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company', Corporate Identity Number (CIN) L85195TG1984PLC004507) to undertake an independent assurance of the Company's Sustainability Report 2021-22 including references to the Company's Annual Report 2021-22 in its printed format ('the Report'). The sustainability disclosures in this Report have been prepared based on the material topics identified by the Company and related performance disclosures based on the Global Reporting Initiative ('GRI') Sustainability Reporting Standards ('GRI Standards') and its Core option of reporting for the Company's sustainability performance during the financial year ending 31st March 2022. The intended user of this assurance statement is the Management of Dr. Reddy's ('the Management'). Our assurance engagement was planned and carried out during May 2022 – November 2022.

Responsibilities of the Management of Dr. Reddy's and of the Assurance Provider

The Management of the Company has the sole responsibility for the preparation of the Report and are responsible for all information disclosed in the Report as well as the processes for collecting, analyzing and reporting the information presented in the printed Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and referenced disclosures on sustainability performance. In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of Dr. Reddy's.

We provide a range of other services to the Company, none of which in our opinion, constitute a conflict of interest with this assurance work. Our assurance engagements are based on the assumption that the data and information provided by the Company to us as part of our review have been provided in good faith and are free from misstatements.

Scope, Boundary and Limitations

The reporting scope and boundary encompasses economic, social and governance performance of Dr. Reddy's operations where the Company exercises operational control (product manufacturing operations and research and development facilities) located in India, the United Kingdom (UK), Mexico, the Netherlands, and the United States of America (USA), and is as brought out in the Report in the section *'About this Report'* for the activities undertaken by the Company during the financial year 1st April 2021 – 31st March 2022. The boundary excludes the performance of subsidiaries and joint ventures, which are primarily related to marketing activities.

We performed a limited level of assurance based on our assurance methodology VeriSustain™[1]. The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions. We did not engage with any external stakeholders as part of this assurance engagement.

During the assurance process, we did not come across limitations to the scope of the agreed assurance engagement. The reported data on economic performance, expenditure towards Corporate Social Responsibility (CSR) activities, and other financial data are based on audited financial statements issued by the Company's statutory auditors which is subject to a separate audit process. We were not involved in the review of financial information within the Report.

Basis of our Opinion

As part of the assurance process, a multi-disciplinary team of sustainability specialists performed assurance work for selected sample sites of Dr. Reddy's. We adopted a risk-based approach, that is, we

[1] The VeriSustain protocol is based on the principles of various assurance standards including International Standard on Assurance Engagements 3000 (ISAE 3000) Revised (Assurance Engagements other than Audits or Reviews of Historical Financial Information) and the GRI Principles for Defining Report Content and Quality, international best practices in verification and our professional experience; and is available on request from www.dnv.com

DNV

concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders. We undertook remote audits with sampled operations and the Company's Corporate Office in Hyderabad, India in line with DNV's remote assessment methodology. We carried out the following activities:

- Review of the approach to stakeholder engagement and materiality determination process and its outcomes as brought out in the Report.
- Interviews with selected senior managers responsible for management of sustainability issues and review of selected evidence to support topics disclosed in the Report. We were free to choose interviewees and interviewed those with overall responsibility to deliver the Company's sustainability objectives.
- Remote verification at sample Chemical Technical Operations (CTOs), Formulations Technical Operations (FTOs), Integrated Product Development Organisations (IPDOs) and Research and Development (R&D) Centres, that is, FTO-3 and biologics in Bachupally, FTO-7 and FTO-9 in Duvvada, CTO-2 at Bollaram, in India, and the CTO operations at Mexico, to review processes and systems for preparing site level sustainability data and implementation of sustainability strategy. We were free to choose sites for conducting our assessments on the basis of their materiality.
- Reviewed the process of reporting on Organizational Profile, Strategy, Ethics and Integrity, Governance, Stakeholder Engagement and Reporting Practices based on GRI Standard 102: General Disclosures 2016.
- Reviewed the performance disclosure of identified material topics and related GRI Standards; that is, carried out an assessment of the processes for gathering and consolidating performance data related to identified material topics and, for a sample, checked the processes of data consolidation to assess the Reliability and Accuracy of performance disclosures reported based on GRI's Topic-specific Standards.
- Verification of the data consolidation of reported performance disclosures in context to the Principle of Completeness as per VeriSustain for a limited level of verification.
- An independent assessment of the Report against the requirements of the GRI Standards: Core option of reporting.

Opinion and Observations

Based on the verification undertaken, nothing has come to our attention to suggest that the Report together with referenced information does not properly describe Dr. Reddy's Laboratories Limited's adherence to the GRI Standards: Core option of reporting, including the GRI 102: General Disclosures 2016, GRI 103: Management Approach 2016 and the disclosures related to the following GRI Standards:

- GRI 201: Economic Performance 2016 – 201-1;
- GRI 204: Procurement Practices 2016 – 204-1;
- GRI 205: Anti-Corruption 2016 – 205-1, 205-3;
- GRI 301: Materials 2016 – 301-1;
- GRI 302: Energy 2016 – 302-1, 302-3, 302-4;
- GRI 303: Water 2016 – 303-1, 303-3, 303-4;
- GRI 305: Emissions 2016 – 305-1, 305-2, 305-3, 305-4, 305-5, 305-7;
- GRI 306: Effluents and Waste 2016 – 306-1, 306-2, 306-3, 306-4, 306-5;
- GRI 401: Employment 2016 – 401-1, 401-2, 401-3;
- GRI 403: Occupational Health and Safety 2016 – 403-2;
- GRI 404: Training and Education 2016 – 404-1, 404-2, 404-3;
- GRI 405: Diversity and Equal Opportunity 2016 – 405-1;
- GRI 406: Non-discrimination 2016- 406-1;
- GRI 407: Freedom of Association and Collective Bargaining – 407-1;
- GRI 413: Local Communities 2016 – 413-1, 413-2.

Note: Scope 3 material emissions reported by Dr. Reddy's under GRI 305-3 includes emissions due to Purchased Goods and Services, Capital Goods, Waste generated in Operations, Employee Commuting, Business travel, Fuel and energy related emissions, Upstream transportation and distribution and Downstream Transportation and Distribution.

Assurance Statement

DNV

Observations

Without affecting our assurance opinion, we provide the following observations against the principles of VeriSustain:

Materiality

The process of determining the issues that is most relevant to an organization and its stakeholders.

The Report presents the materiality assessment process carried out by the Company which included a re-engagement of key stakeholders and reassessment of its key issues towards long-term value creation during the reporting period, as well as determination of strategic focus areas for its business. The process has considered the GRI Standards, Sustainability Accounting Standards Board Materiality (SASB) standards and topics identified by peers, as well as the key expectations of internal and external stakeholders.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

Stakeholder Inclusiveness

The participation of stakeholders in developing and achieving an accountable and strategic response to Sustainability.

The Report explains the processes for identification, as well as modes and frequencies of engagement with key internal and external stakeholders, that is, employees, suppliers, shareholders and investors, communities and non-governmental organizations (NGOs), senior leadership, regulators and B2B customers in the section *'Stakeholder Engagement & Materiality'* of the Report. The stakeholder engagement process includes identification of key concerns for significant stakeholder groups through formal and informal mechanisms.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Stakeholder Inclusiveness.

Responsiveness

The extent to which an organization responds to stakeholder issues.

The Report brings out the process through which internal and external stakeholders are engaged to understand their key expectations, and to gain their inputs towards prioritizing and defining the Company's action plans, procedures and strategies related to identified material issues, and guiding ESG reviews with the Board. The Company has established a sustainability management system including processes for monitoring and reviewing key performance indicators and metrics to measure, monitor and evaluate impacts related to identified material issues using selected GRI Standards.

Nothing has come to our attention to believe that the Report does not meet the requirements related to the Principle of Responsiveness.

Reliability

The accuracy and comparability of information presented in the report, as well as the quality of underlying data management systems.

The Company has developed bespoke systems to capture and report its performance related to identified material topics across its reporting boundary. The majority of data and information verified through our remote assessments with Dr. Reddy's management teams and data owners at the Corporate Office and sampled sites were found to be fairly accurate and reliable. Some of the data inaccuracies identified during the verification process were found to be attributable to transcription, interpretation and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed for correctness.

Nothing has come to our attention to believe that the Report does not meet the principle of Reliability and Accuracy.

Completeness

How much of all the information that has been identified as material to the organisation and its stakeholders is reported?

The Report brings out the Company's performance related to the economic, environment, social and governance topics it has identified as material for the reporting period 2021-22, and covering its boundary of operations across India, the UK, the USA, Mexico and the Netherlands over which it has operational control, while considering the Principle of Completeness as defined in GRI 101: Foundation 2016.

DNV

Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

Neutrality

The extent to which a report provides a balanced account of an organization's performance, delivered in a neutral tone.

The Report brings out disclosures related to Dr. Reddy's performance including key concerns and challenges faced during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic environment.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

Statement of Competence and Independence

DNV applies its own management standards and compliance policies for quality control, in accordance with ISO IEC 17021:2015 - Conformity Assessment Requirements for bodies providing audit and certification of management systems, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We have complied with the DNV Code of Conduct[2] during the assurance engagement and maintain independence where required by relevant ethical requirements. This engagement work was carried out by an independent team of sustainability assurance professionals. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement, Greenhouse Gas Verification Statement and Management Report. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

For DNV Business Assurance India Private Limited

Lankalapalli, Bhargav — Digitally signed by Lankalapalli, Bhargav Date: 2022.11.12 12:42:53 +05'30'	Radhakrishnan, Kiran — Digitally signed by Radhakrishnan, Kiran Date: 2022.11.11 18:08:41 +05'30'
Bhargav Lankalapalli Lead Verifier DNV Business Assurance India Private Limited, India.	Kiran Radhakrishnan Technical Reviewer DNV Business Assurance India Private Limited, India.

11th November, 2022, Mumbai, India.

DNV Business Assurance India Private Limited is part of DNV – Business Assurance, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance. www.dnv.com

[2] *The DNV Code of Conduct is available on request from* www.dnv.com

Assurance Statement

DNV

INDEPENDENT GREENHOUSE GAS VERIFICATION STATEMENT

Introduction

DNV Business Assurance India Private Limited ('DNV') has been commissioned by the management of Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company', Corporate Identity Number L85195TG1984PLC004507) to carry out a verification of its Greenhouse Gas ('GHG') emissions data, which shall form part of its non-financial disclosures under the sections 'Environment' and 'Appendix: Environmental Indicators' of its Sustainability Report 2021-22.

This customised verification engagement has been carried out in accordance with DNV's verification methodology VeriSustain™[1], which is based on our professional experience, international assurance best practice including International Standard on Assurance Engagements 3000 (ISAE 3000) Revised* and the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines. This verification provides a limited level of verification and applies a ±5% materiality threshold for errors and omissions.

Dr.Reddy's is responsible for the collection, analysis, aggregation and presentation of data and information related to its energy and emission data which has been prepared by the Company based on World Resources Institute's/ World Business Council on Sustainable Development's (WRI/WBCSD) GHG Protocol Corporate Accounting and Reporting Standard (GHG Protocol), the Intergovernmental Panel on Climate Change (IPCC) Guidelines for National Greenhouse Gas Inventories (2006), GRI standards[#] and ISO14064-1.

Our responsibility of performing this work is to the management of Dr. Reddy's only and in accordance with scope of work agreed with the Company. The verification engagement is based on the assumption that the data and information provided to us is complete, sufficient and true. We disclaim any liability or co-responsibility for any decision a person or entity would make based on this verification statement. The verification was carried out during May 2022 - July 2022 by a team of qualified sustainability and GHG assessors.

Scope, Boundary and Limitations of Verification

The scope of work agreed includes the following:

- The verification of reported GHG (Scope 1, Scope 2 and selected categories of Scope 3) emissions covering the period 1st April 2021 to 31st March 2022.
- Verification of emissions from the Company's global operations in India, Mexico, the Netherlands, United Kingdom (UK) and the United States of America (USA) comprising of:
    - a) Scope 1 emissions due to burning of fossil fuels, fugitive emissions and biogenic emissions; such as a) Coal consumption b) Diesel generators, c) furnace oil used in boilers, d) fuel consumed company owned vehicles, e) CO_2 release due to use of fire extinguishers and f) Fugitive emissions released due to refrigerants releases from air conditioners, chillers and other cooling equipment's; g) Fugitive emissions from Wastewater treatment; h) Liquified petroleum gas and piped natural gas for boiler operations etc.; i) Biogenic emissions from combustion of biofuels and/or biomass feedstocks - Stationary Combustion - Bagasse Briquette
    - Scope 2 emissions due to purchased grid electricity from respective country's national grids;
    - Scope 3 emissions that are currently monitored and reported by the company for India and international locations, comprising emissions from a) Upstream transportation and distribution; b) Downstream transportation and distribution; c) Business Travel (limited to air and cab travel); d) Employee Commute; e) Fuel and Energy related emissions; f) Purchased goods and services; g) Capital goods; and h) Waste generated in operations.

[1]*The VeriSustain protocol is based on the principles of various assurance standards including International Standard on Assurance Engagements 3000 (ISAE 3000) Revised (Assurance Engagements other than Audits or Reviews of Historical Financial Information) and the GRI Principles for Defining Report Content and Quality, international best practices in verification and our professional experience; and is available on request from www.dnv.com*

[#]*GRI 302: Energy 2016- 302-1,302-3; GRI 305: Emissions 2016- 305-1,305-2,302-3,302-4*

DNV

- Remote verification at sample Chemical Technical Operations (CTOs), Formulations Technical Operations (FTOs), Integrated Product Development Organisations (IPDOs) and Research and Development (R&D) Centres, that is, FTO-3 and biologics in Bachupally, FTO-7 and FTO-9 in Duvvada, CTO-2 at Bollaram, in India, and the CTO operations at Mexico, to verify the Company's internal protocols, processes, and controls related to the collection and collation of its GHG emissions data.

The reporting boundary as set out by the Company covers its operations in India, Mexico, the Netherlands, the UK and the USA:

a. CTOs (CTO-1, CTO-2 and CTO-3 in Bollaram, CTO-5 at Peddadevulapally, CTO-6 and CTO-SEZ at Pydibhimavaram);
b. FTOs (FTO-1 at Bollaram, FTO-2 and FTO-3 at Bachupally, FTO-6, FTO-8 and FTO-12 at Baddi, FTO-7 and FTO-9 Duvvada, Visakhapatnam, FTO-SEZ and FTO-SEZ-2 located at Pydhibhimavaram);
c. IPDO at Bachupally and TDC-2 (Technical Development Center) at Jeedimetla;
d. Biologics Development Center (BDC) at Bachupally;
e. Aurigene Pharmaceutical Services Limited (A PSL) at Hyderabad and Bengaluru;
f. Dr. Reddy's offices at Hyderabad (5 offices), Mumbai (2 office) and Delhi (1 office);
g. Warehouses owned by Dr. Reddy's (i.e. CTO Central Warehouse at its Global Distribution Centres (GDCs) in Hyderabad and Ghaziabad;
h. Manufacturing locations and Research and Development facilities located outside India, that is, Cuernavaca (Mexico), Shreveport, Mirfield, Cambridge, Middleburgh and Leiden.
i. Manufacturing locations like East Yorkshire (UK), Jiangsu (China) and Kuala Lampur (Malaysia) are excluded from the boundary.

During the verification process, we did not come across limitations to the scope of the agreed verification engagement.

Verification Methodology

We planned and performed our work to obtain the evidence we considered necessary to provide a basis for our limited verification opinion using a risk-based approach and using DNV's remote assessment methodology. As part of the verification process, we

- Obtained an understanding of the systems used to generate, aggregate and report GHG emissions data at the sites sampled by us;
- Obtained an understanding of GHG data management systems and evaluated the completeness, accuracy and reliability of the data including company's methodology on data analysis, aggregation, measurement and reporting;
- Interacted with key managers and data owners to review data consolidation systems of the Company and sampled operations including reviews of emission factors and assumptions used for calculations;
- Examined and reviewed the following Emission activity data on a sample basis:
    - Direct Energy and fuel sources in the process at various sites.
    - Indirect energy by purchased electricity consumption at various sites.
    - Scope 3 emission categories and basis of estimations.
- Reviewed procedures and practices for energy and fuel consumption, measurement, monitoring of intensity and trends.

Conclusions

On the basis of our verification methodology and scope of work agreed upon, nothing has come to our attention to suggest that the GHG emissions as brought out below are not materially correct and is not a fair representation of the Scope 1, Scope 2 and Scope 3 GHG emissions of Dr. Reddy's Laboratories Limited for the reporting period. Some data inaccuracies identified during the verification process were found to be attributable to transcription, interpretation and aggregation errors and the errors have been corrected.

Assurance Statement

DNV

Scope	Source	FY 2021-22 in tCO_2e
Scope 1	Fossil fuels and Fugitive emissions	3,02,466
	Biogenic emissions	10,652
Scope 2	Purchased electricity from grid	1,66,247
Scope 3	Scope 3 emissions comprising emissions from a) Upstream transportation and distribution; b) Downstream transportation and distribution; c) Business Travel (limited to air and cab travel); d) Employee Commute; e) Fuel and Energy related emissions; f) Purchased goods and services; g) Capital goods; and h) Waste generated in operations.	4,70,262

Note 1: Calculation methodology, exclusions and assumptions are brought out in the Section "GHG Quantification Methodology" of the Company's Sustainability Report 2021-22.
Note 2: Scope 2 emissions are based on the grid average emission factors of 0.705 tCO_2e/MWh for India as per International Energy Agency (IEA), 2018; 0.2556 tCO_2e/MWh for the United Kingdom as per DEFR, 2021; 0.505 tCO_2e/MWh for Mexico as per Mexico Ambiente; 0.4322 tCO_2e/MWh for the USA as per United States Environmental Protection Agency (EPA) 2020, "Emissions & Generation Resource Integrated Database (eGRID), 2018", and 0.572 tCO_2e/MWh for the Netherlands as per Ministry of Economic Affairs and Climate Netherlands, Connekt network, Milieu Central, The Foundation for Climate Friendly Procurement and Business (SKAO), Emissions due to Refrigerants are calculated considering the Intergovernmental Panel on Climate Change (IPCC) 5th Assessment Report (2014) and ASHRAE Standard 34 emission factors.

Statement of Competence and Independence

DNV applies its own management standards and compliance policies for quality control, in accordance with ISO IEC 17021:2015 - Conformity Assessment Requirements for bodies providing audit and certification of management systems, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We have complied with the DNV Code of Conduct[2] during the verification engagement and maintain independence where required by relevant ethical requirements as detailed in DNV VeriSustain. This engagement work was carried out by an independent team of sustainability assurance professionals. DNV was not involved in the preparation of any statements or data except for this Verification Statement, the GHG Verification Statement and Management Report. DNV maintains complete impartiality toward stakeholders interviewed during the verification process. We did not provide any services to Dr. Reddy's in the scope of assurance during FY 2021-22 that could compromise the independence or impartiality of our work.

For DNV Business Assurance India Private Limited,

Lankalapalli, Bhargav — Digitally signed by Lankalapalli, Bhargav Date: 2022.07.11 15:57:34 +05'30' Bhargav Lankalapalli Lead Verifier DNV Business Assurance India Private Limited, India	Vadakepatth, Nandkumar — Digitally signed by Vadakepatth, Nandkumar Date: 2022.07.11 16:19:47 +05'30' Vadakepatth Nandkumar Technical Reviewer DNV Business Assurance India Private Limited, India

Mumbai, India, 11th July 2022.

DNV Business Assurance India Private Limited is part of DNV – Business Assurance, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance. www.dnv.com

[2] *The DNV Code of Conduct is available on request from www.dnv.com (https://www.dnv.com/about/in-brief/corporate-governance.html)*

GRI Content Index

This report has been prepared in accordance with the GRI Standards Core option.

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
GRI 102: GENERAL DISCLOSURES 2016				
OrganisationAL PROFILE				
102-1	Name of the organisation			
102-2	Activities, brands, products, and services			Refer Annual Report FY 2022, Page 51
102-3	Location of headquarters			Refer Annual Report FY 2022, Page 4-5
102-4	Location of operations			
102-5	Ownership and legal form			Refer Annual Report FY 2022, Page 97
102-6	Markets served	8, 10		Refer Annual Report FY 2022, Page 4-5
102-7	Scale of the organisation			Refer Annual Report FY 2022, Page 4-5
102-8	Information on employees and other workers	8	6	FY 2021-22 in Highlights
102-9	Supply chain		3, 4, 5, 6, 8, 10	Environmental Sustainability
102-10	Significant changes to the organisation and its supply chain			Refer Annual Report FY 2022, page 166
102-11	Precautionary Principle or approach		7	About the report
102-12	External initiatives			Governance, Environmental sustainability
102-13	Membership of associations		1, 8	Awards and recognition
STRATEGY				
102-14	Statement from senior decision-maker			Q&A with the Co-Chairman
102-15	Key impacts, risks, and opportunities			Risk management
ETHICS AND INTEGRITY				
102-16	Values, principles, standards, and norms of behavior		1, 2, 3, 4, 5, 6, 8, 10	Governance
102-17	Mechanisms for advice and concerns about ethics		10	Governance
GOVERNANCE				
102-18	Governance structure			Governance
102-19	Delegating authority			Governance
102-20	Executive-level responsibility for economic, environmental, and social topics			Governance
102-21	Consulting stakeholders on economic, environmental, and social topics			Stakeholder engagement & Materiality
102-22	Composition of the highest governance body and its committees			Governance
Refer Annual Report FY 2022, page 20-21				
102-23	Chair of the highest governance body			Governance

GRI Content Index

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
Refer Annual Report FY 2022, page 20-21				
102-24	Nominating and selecting the highest governance body			Governance
Refer Annual Report FY 2022, page 70-91				
102-25	Conflicts of interest			Governance
Refer Annual Report FY 2022, page 70-91				
102-26	Role of highest governance body in setting purpose, values, and strategy			Governance
Refer Annual Report FY 2022, page 70-91				
102-27	Collective knowledge of highest governance body			Governance
Refer Annual Report FY 2022, page 70-91				
102-28	Evaluating the highest governance body's performance			Refer Annual Report FY 2022, page 70-91
102-30	Effectiveness of risk management processes			Governance
Refer Annual Report FY 2022, page 70-91				
102-31	Review of economic, environmental, and social topics			Governance
Refer Annual Report FY 2022, page 70-91				
102-32	Highest governance body's role in sustainability reporting			Governance
Refer Annual Report FY 2022, page 70-91				
102-35	Remuneration policies			Refer Annual Report FY 2022, page 70-91
102-36	Process for determining remuneration			Refer Annual Report FY 2022, page 70-91
102-38	Annual total compensation ratio			Page 122, Annual Report FY 2022
102-39	Percentage increase in annual total compensation ratio			Page 122, Annual Report FY 2022
STAKEHOLDER ENGAGEMENT				
102-40	List of stakeholder groups			Stakeholder and materiality
102-41	Collective bargaining agreements	8	3	Governance
102-42	Identifying and selecting stakeholders			Stakeholder and materiality
102-43	Approach to stakeholder engagement			Stakeholder and materiality
102-44	Key topics and concerns raised			Stakeholder and materiality

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
REPORTING PRACTICE				
102-45	Entities included in the consolidated financial statements			About this report
102-46	Defining report content and topic Boundaries			
102-47	List of material topics	3, 8, 9, 10, 13		Stakeholder and materiality
102-48	Restatements of information			
102-49	Changes in reporting			
102-50	Reporting period			
102-51	Date of most recent report			About this report
102-52	Reporting cycle			
102-53	Contact point for questions regarding the report			
102-54	Claims of reporting in accordance with the GRI Standards			
GRI - Core				
102-55	GRI content index			Annexure
102-56	External assurance			
GRI 200: ECONOMIC				
GRI 201: ECONOMIC 2016				
201-1	Direct economic value generated and distributed	8		FY 2021-22 in highlights
201-2	Financial implications and other risks and opportunities due to climate change	13	7, 8, 9	Risk management
201-3	Defined benefit plan obligations and other retirement plans	8		Page 188, Annual Report FY 2022
GRI 204: PROCUREMENT PRACTICES 2016				
204-1	Proportion of spending on local suppliers			FY 2021-22 in highlights
GRI 205: ANTI-CORRUPTION 2016				
103-2	The management approach and its components			Business Ethics
205-1	Operations assessed for risks related to corruption	16	10	
205-2	Communication and training about anti-corruption policies and procedures		10	Page 32, Annual Report FY 2022
205-3	Confirmed incidents of corruption and actions taken	16	10	Page 33, Annual Report FY 2022
GRI 206: ANTI-COMPETITIVE BEHAVIOR 2016				
206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices			Notes To The Consolidated Financial Statements, Annual report
GRI 207: TAX 2019				
207-1	Approach to tax			Page 131, Annual Report FY 2022
GRI 300: ENVIRONMENT				

GRI Content Index

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
GRI 301: MATERIAL 2016				
103-1	Explanation of the material topic and its Boundary			Environmental sustainability
103-2	The management approach and its components			
103-3	Evaluation of the management approach			
301-1	Materials used by weight or volume	12		
GRI 302: ENERGY 2016				
103-1	Explanation of the material topic and its Boundary			Environmental sustainability
103-2	The management approach and its components			
103-3	Evaluation of the management approach			
302-1	Energy consumption within the organisation	7, 13	7,8, 9	
302-3	Energy intensity	7, 13	8	
302-4	Reduction of energy consumption	7, 13	7,8, 9	
GRI 303: WATER AND EFFLUENTS 2018				
103-1	Explanation of the material topic and its Boundary			Environmental sustainability
303-1	Interactions with water as a shared resource	6	7,8	
303-2	Management of water discharge-related impacts	6	7,8, 9	
303-3	Water withdrawal	6	7,8, 9	
303-4	Water discharge	6	7,8, 9	
303-5	Water consumption	6	7,8, 9	
GRI 304: BIODIVERSITY 2016				
304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high	15	7,8	Environmental sustainability
	biodiversity value outside protected areas	15	7,8	
304-2	Significant impacts of activities, products, and services on biodiversity			
GRI 305: EMISSIONS 2016				
103-1	Explanation of the material topic and its Boundary			Environmental sustainability
305-1	Direct (Scope 1) GHG emissions	3, 11, 13	7,8	
305-2	Energy indirect (Scope 2) GHG emissions	3, 11, 13	7,8	
305-3	Other indirect (Scope 3) GHG emissions	3, 11, 13	7,8	
305-4	GHG emissions intensity	11, 13	8	
305-5	Reduction of GHG emissions	3, 11, 13	7,8, 9	
305-7	Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	3, 11, 13	7,8, 9	Environmental indicators

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
GRI 306: EFFLUENTS AND WASTE 2016				
103-1	Explanation of the material topic and its Boundary			Environmental sustainability
306-1	Waste generation and significant waste-related impacts	11, 12	7, 8, 9	
306-2	Waste by type and disposal method	3,6, 11, 12	7, 8, 9	
306-3	Waste generated	3,6, 11, 12	7, 8, 9	
306-4	Waste diverted from disposal	3,6, 11, 12	7, 8, 9	
306-5	Waste directed to disposal	3,6, 11, 12	7, 8, 9	
GRI 307: ENVIRONMENTAL COMPLIANCE 2016				
307-1	Non-compliance with environmental laws and regulations		7	Environmental sustainability
GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT 2016				
308-1	New suppliers that were screened using environmental criteria		8	Environmental sustainability
GRI 400: SOCIAL				
GRI 401: EMPLOYMENT 2016				
401-1	New employee hires and employee turnover	8	6	Social indicators
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	8		Page 112, Annual Report FY 2022
401-3	Parental leave	8, 5		Page 36, Annual Report FY 2022
GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2018				
103-1	Explanation of the material topic and its Boundary			Our employees
403-1	Occupational health and safety management system	3, 8		
403-2	Hazard identification, risk assessment, and incident investigation	3, 8		
403-5	Worker training on occupational health and safety	3, 8	6	
403-6	Promotion of worker health	3, 8		
403-8	Workers covered by an occupational health and safety management system	3, 8		
403-9	Work-related injuries	3, 8		Social indicators
403-10	Work-related ill health	3, 8		
GRI 404: TRAINING AND EDUCATION 2016				
404-1	Average hours of training per year per employee	8	6	FY 2021-22 in Highlights
404-2	Programmes for upgrading employee skills and transition assistance programmes	8	6	Our employees
404-3	Percentage of employees receiving regular performance and career development reviews	8	6	Social indicators

GRI Content Index

DISCLOSURE	DESCRIPTION	SDG Linkage	UNGC Principle Linkage	SECTION REFERENCE
GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016				
405-1	Diversity of governance bodies and employees	5, 8, 10	6	Our employees
405-2	Ratio of basic salary and remuneration of women to men	5, 8, 10	6	Social indicators
GRI 406: NON-DISCRIMINATION 2016				
103-1	Explanation of the material topic and its Boundary			Governance
103-2	The management approach and its components			
103-3	Evaluation of the management approach			
406-1	Incidents of discrimination and corrective actions taken	5, 8, 10	6	Page 42, Annual report FY 2022
GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING 2016				
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk		3	Refer human rights section of SR FY 22
GRI 408: CHILD LABOUR 2016				
408-1	Operations and suppliers at significant risk for incidents of child labor		5	Refer human rights section of SR FY 22
GRI 410: SECURITY PRACTICES 2016				
410-1	Security personnel trained in human rights policies or procedures		1, 2	Refer human rights section of SR FY 22
GRI 412: HUMAN RIGHTS ASSESSMENT2016				
412-1	Operations that have been subject to human rights reviews or impact assessments		2, 4, 5	Refer human rights section of SR FY 22
GRI 413: LOCAL COMMUNITIES 2016				
413-2	Operations with significant actual and potential negative impacts on local communities			Our communities
GRI 414: SUPPLIER SOCIAL ASSESSMENT 2016				
414-1	New suppliers that were screened using social criteria	11		FY 2021-22 in highlights (screened under ESG criteria)
414-2	Negative social impacts in the supply chain and actions taken			Refer business ethics section of SR FY 22
GRI 417: MARKETING AND LABELING 2016				
417-1	Requirements for product and service information and labeling			Refer environment section of SR FY 22
GRI 418: CUSTOMER PRIVACY 2016				
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	16		Refer business ethics section of SR FY 22
GRI 419: SOCIOECONOMIC COMPLIANCE 2016				
419-1	Non-compliance with laws and regulations in the social and economic area	8		Refer Annual Report FY 22, pg no. 32

Glossary

ABBREVIATION	FULL FORM
2DG	2-Deoxy-D-Glucose
AAALAC	Association for Assessment and Accreditation of Laboratory Animal Care
ACE	Climate Action and Environment Project
AHA	American Heart Association
AI	Artificial Intelligence
ALS	Annual Leadership Summit
AMR	Antimicrobial resistance
ANDA	Abbreviated New Drug Application
ANM	Auxiliary Nurse Midwife
API	Active Pharmaceutical Ingredient
APSL	Aurigene Pharmaceutical Services
B2B	Business-to-business
B2C	Business-to-consumer
BHR	Business and Human Rights
BSE	Bombay Stock Exchange
BU	Business Unit
CAGR	Compound Annual Growth Rate
CAPEX	Capital expenditures
CAR-T	Chimeric antigen receptor
CCO	Chief Compliance Officer
CDMO	Contract Development & Manufacturing Organisation
CDP	Carbon Disclosure Project
CEO	Chief Executive Officer
CETP	Common Effluent Treatment Plant
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme
CII	Confederation of Indian Industry
CIMMYT	International Maize and Wheat Improvement Center
CIP	Cost Improvement Project
CIS	The Commonwealth of Independent States
CoBE	Code of Business Conduct and Ethics
CP	Clinical Pharmacies
CPCSEA	Committee for the Purpose of Control and Supervision on Experiments on Animals
CPI	Corruption Perception Index
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CV	Cardiovascular
DCGI	Drug Controller General of India
DJSI	Dow Jones Sustainability Index
DMF	Drug Master File
DNDi	Drugs for Neglected Diseases Initiative
DOJ	US Department of Justice
DP	Depository Participant
DRF	Dr. Reddy's Foundation

ABBREVIATION	FULL FORM
DRFHE	Dr. Reddy's Foundation for Health and Education
DRILS	Dr. Reddy's Institute of Life Sciences
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EM	Emerging Markets
ERM	Enterprise-wide Risk Management
ERT	Emergency Response Team
ESG	Environmental, Social and Governance
FTE	Full Time Employee
FTM	First-to-Market
FTO	Formulations Technical Operations
GARDP	Global Antibiotic Research and Development Partnership
GDP	Gross Domestic Product
GG	Global Generics
GHG	Green House Gas
GI	Gastrointestinal
GJ	Giga Joules
GLN	Global Lighthouse Network
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
GoI	Government of India
GRI	Global Reporting Initiative
H&S	Health and Safety systems
HCC	Hepatocellular Carcinoma
HR	Human Resources
HSS/SWAps	Health System Strengthening and Sector-Wide Approaches
HVAC	Heat, Ventilation and Air Conditioning
IAEC	Institutional Animal Ethics Committee
IAF	Integrated Assurance Forum
IBD	Inflammatory Bowel Disease
ICCPR	International Covenant on Civil and Political Rights
ICESCR	International Covenant on Economic, Social and Cultural Rights
ICH	International Conference on Harmonization
ICP	Internal Carbon Price
ICRISAT	International Crops Research Institute for the Semi-Arid Tropics
IFDC	International Fertilizer Development Center
IGBA	International Generic and Biosimilar Medicines Association
IGBC	Indian Green Building Council
ILO	International Labour Organization
IMA	Indian Medical Association
INR	Indian Rupees
IOT	Internet of Things

Glossary

ABBREVIATION	FULL FORM
IP	Intellectual Property
IPDO	Integrated Product Development Organisation
IT	Information Technology
IUCN	International Union for Conservation of Nature
KL	Kilo Litres
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LA	Leadership Academy
LABS	Livelihood Advancement Business School
LDM	Lean Daily Management
LMICs	Low- and Middle Income Countries
MC	Management Council
MD	Managing Director
MHI	My Health Index
MITRA	Making Integrated Transformation through Resourceful Agriculture
MLP	Multi-Layered Plastic
MNT	Medical Nutrition Therapy
MoU	Memorandum of Understanding
MSI	My Safety Index
MT	Metric Tonne
MTCO2e	Metric Tonnes of Carbon Dioxide Equivalent
NAG	North America Generics
NCEs	New Chemical Entities
NDC	Nationally Determined Contributions
NDHM	National Digital Health Mission
NGO	Non-Governmental Organisation
NHLP	New Horizons Leadership Programme
NHMP	New Horizons Management Programme
NHWP	New Horizons Well-being Programme
NME	New Molecular Entities
NTD	Neglected Tropical Diseases
OECD	Organisation for Economic Co-operation and Development
OEE	Overall Equipment Effectiveness
OHS	Occupational Health and Safety
OPD	Outpatient department
OSD	Oral Solid Dosage
OTC	Over-the-counter
PHC	Primary Health Centres
PMI	Process Mass Intensity
PP	Proprietary Products
PPA	Power Purchase Agreements
PSAI	Pharmaceuticals Services and Active Ingredients
PSCI	Pharmaceutical Supply Chain Initiative

ABBREVIATION	FULL FORM
PV	Pharmacovigilance
PwD	People with Disabilities
QRM	Quarterly Review Meetings
R&D	Research and Development
RCC	Renal Cell Carcinoma
RDIF	Russian Direct Investment Fund
RO	Reverse Omission
RoCE	Return on Capital Employed
ROS	Route of Synthesis
RSPO	Roundtable on Sustainable Palm Oil
SAMP	Social Accountability Management Procedure
SAs	Sustainability Ambassadors
SASB	Sustainability Accounting Standards Board Materiality
SBTi	Science-Based Targets initiative
SCOC	Supplier Code of Conduct
SCSR	Sustainability and Corporate Social Responsibility
SDP	Strategy Development Plan
SEZ	Special Economic Zone
SG&A	Selling, General and Administrative
SHE	Safety, Health, Environment
SIP	School Improvement Program
SMT	Self-Managed Teams
SPC	Sustainable Packaging Council
STEM	Science, Technology, Engineering and Mathematics
STP	Sewage Treatment Plant
TCFD	Task Force on Climate-Related Financial Disclosures
TPM	Total Productive Maintenance
UDHR	Universal Declaration of Human Rights
UK	United Kingdom
UK-MHRA	United Kingdom - Medicines and Healthcare products Regulatory Agency
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles
UNSDGs	UN Sustainable Development Goals
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VFD	Variable Frequency Drive
WHO	World Health Organization
WIN	Women's Inclusion Network
WSA	Women's Safety Ambassadorship
YLP	Young Leaders Programme
ZLD	Zero Liquid Discharge



66 COUNTRIES
48 NATIONALITIES
Sales and Marketing Offices
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Research and Development Centres
Headquarters

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED
CIN:L85195TG1984PLC004507
8-2-337, Road No.3, Banjara Hills,
Hyderabad 500 034, India
www.drreddys.com

For more information on our ESG performance across multiple parameters and frameworks, view our ESG profile.

/Concept and design at AICL (hello@aicl.in)